Filed Pursuant to Rule 424(b)(4)
Registration No. 333-198133

PROSPECTUS

GasLog Partners LP

4,500,000 Common Units
Representing Limited Partner Interests
$31.00 per common unit

We are selling 4,500,000 of our common units. We have granted the underwriters an option to purchase up to 675,000 additional common units.

Our common units are traded on the New York Stock Exchange under the symbol “GLOP”. The last reported sales price of our common units on September 23, 2014 was $32.30.

Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes.

We have requested that the underwriters reserve up to 5% of the common units offered hereby for officers, directors and employees and related persons, as described herein. The number of common units available for sale to the general public will be reduced to the extent of these sales.

We are an “emerging growth company”, and we are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company”.

Investing in our common units involves risks. See “Risk Factors” beginning on page 24.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units and subordinated units.

•	We will be required to make substantial capital expenditures to maintain and expand our fleet, which will reduce cash available for distribution.

•	The Pending Vessel Acquisition and the New Credit Facility may not close as anticipated or they may close with adjusted terms.

•

Our ability to acquire additional LNG carriers from GasLog or third parties will depend upon our ability to raise additional equity and debt financing to fund all or a portion of the acquisition costs of these vessels and may be dependent on the consent of existing lenders to GasLog.

•	Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

•	We depend on GasLog Ltd. and certain of its subsidiaries to assist us in operating and expanding our business and competing in our markets.

•

Our future performance depends on continued growth in LNG production and an increase in demand for LNG and LNG shipping; LNG trade declined by 1.6% in 2012 and improved marginally by only 0.5% in 2013, and we cannot guarantee that LNG trade will not decline in the future.

•	Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

•

Upon completion of this offering, GasLog and our general partner will own a 42.53% interest in us and will have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

•	Even if public unitholders are dissatisfied, they cannot initially remove our general partner without GasLog Ltd.’s consent.

•	We currently derive all of our revenues from a single customer.

•	Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

•	U.S. tax authorities could treat us as a “passive foreign investment company” under certain circumstances, which would have adverse U.S. federal income tax consequences to U.S. unitholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$31.00	$139,500,000
Underwriting Discount(1)	$1.24	$5,580,000
Proceeds, before expenses, to GasLog Partners LP(1)(2)	$29.76	$133,920,000

(1)

We will also pay up to $25,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of sale of the common units offered hereby. See “Underwriting (Conflicts of Interest)”.

(2)	Excludes offering expenses payable by us as described in “Expenses Related to This Offering”.

The underwriters expect to deliver the common units to purchasers on or about September 29, 2014 through the book-entry facilities of The Depository Trust Company.

Citigroup	Credit Suisse	Wells Fargo Securities
Barclays		Evercore

Deutsche Bank Securities		DNB Markets
Morgan Stanley		UBS Investment Bank

September 24, 2014

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical financial statements of GasLog Partners LP and the notes to those financial statements. The information presented in this prospectus assumes, unless otherwise noted, that the underwriters do not exercise their option to purchase additional common units. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common units.

References in this prospectus to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms when used for periods prior to the completion of the initial public offering of GasLog Partners LP on May 12, 2014, or “IPO”, refer to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., which were contributed by GasLog Ltd. to the Partnership at the IPO. When used for periods after the completion of the IPO, those terms refer to GasLog Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. Please read “—Summary Financial and Operating Data” beginning on page 20 for an overview of our operating results and financial position.

References in this prospectus to “our general partner” refer to GasLog Partners GP LLC, the general partner of GasLog Partners. References in this prospectus to “GasLog LNG Services” refer to GasLog LNG Services Ltd., a wholly owned subsidiary of GasLog Ltd. References in this prospectus to “GasLog” refer, depending on the context, to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this prospectus to “GasLog Carriers” refer to GasLog Carriers Ltd. References in this prospectus to “Ceres Shipping” refer to Ceres Shipping Ltd. References in this prospectus to “BG Group” refer to BG Group plc; references to “Samsung” refer to Samsung Heavy Industries Co. Ltd.; references to “Hyundai” refer to Hyundai Heavy Industries Co., Ltd.; and references to “Shell” refer to Royal Dutch Shell plc, or, in each case, any one or more of their subsidiaries or to such entities collectively.

Unless otherwise indicated, all references to “dollars” and “$” in this prospectus refer to, and amounts are presented in, U.S. dollars. References to “cbm” refer to cubic meters. References to “TFDE” refer to tri-fuel diesel electric propulsion technology.

GasLog Partners LP

We are a growth-oriented limited partnership focused on owning, operating and acquiring liquefied natural gas, or “LNG”, carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our initial fleet of three LNG carriers, which have charter terms expiring in 2018 and 2019, were contributed to us by GasLog, which controls us through its ownership of our general partner.

Our initial fleet consists of three LNG carriers, built in 2013, with modern tri-fuel diesel electric propulsion technology that operate under long-term charters with subsidiaries of BG Group. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners. We intend to operate our vessels under long-term charters with predictable cash flows and to grow our position in the LNG market through further acquisitions of LNG carriers from GasLog and third parties. We believe we can grow our distributions per unit organically by providing reliable customer service to our charterers and leveraging GasLog’s relationships, expertise and reputation. We intend to make further acquisitions of LNG carriers from GasLog, including the Pending Vessel Acquisition, and third parties to grow our fleet. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers and provides support to international energy companies as part of their LNG logistics chain. GasLog was founded and is effectively controlled by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the New York Stock Exchange on March 30, 2012, under the symbol “GLOG”. At the time of its initial public offering, GasLog’s owned fleet consisted of ten LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 126% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order. This increase includes: two LNG newbuilding orders announced in February 2013, two LNG newbuilding orders announced in August 2013, two LNG newbuilding orders and two exercised options for newbuilding orders announced in June 2014, all of which are expected to be delivered through the second half of 2017; the acquisition of one 2010 built LNG carrier announced in September 2013; and six secondhand steam-powered ships that were acquired from BG Group in April and June 2014. Each of the four newbuildings announced in 2013 is under a long-term charter, which will commence upon delivery. Since January 1, 2013, GasLog has taken delivery of five LNG carriers. As of September 1, 2014, GasLog has a fully owned 22 ship fleet, including 12 ships on the water and 10 LNG carriers on order from Samsung and Hyundai, as well as a 51.8% ownership in the Partnership (before giving effect to this offering).

Initial Fleet

Our initial fleet consists of:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Charter Expiration	Optional Period(2)
GasLog Shanghai	2013	155,000	BG Group	January 2018	2021-2026
GasLog Santiago	2013	155,000	BG Group	March 2018	2021-2026
GasLog Sydney	2013	155,000	BG Group	May 2019	2022-2027

(1)	Vessels are chartered to a subsidiary of BG Group.

(2)

The charters may be extended for up to two extension periods of three or four years, and each charter requires that the charterer provide us with 90 days’ notice before the charter expiration of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

Pending Vessel Acquisition

On August 14, 2014, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million, which will be funded with a combination of new or existing debt (as discussed below) and proceeds raised in this offering. GasLog purchased the Methane Rita Andrea and the Methane Jane Elizabeth from BG Group in April 2014. In connection with the transaction, the Partnership will acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. with $2.0 million of positive net working capital existing at the time of closing. GasLog supervised the construction of each ship and has provided technical management for the ships since delivery. We refer to this transaction as the “Pending Vessel Acquisition”.

The entities being purchased pursuant to the Pending Vessel Acquisition currently have $217.0 million of outstanding indebtedness in respect of the two vessels to be acquired. In connection with the Pending Vessel Acquisition, we expect to pay $111.0 million of the net proceeds (after deducting underwriting discounts and estimated expenses and including amounts payable by the general partner to retain its 2.0% interest in us) of this offering—the difference between the $328.0 million aggregate purchase price of the Pending Vessel Acquisition and the $217.0 million of outstanding indebtedness under the Citibank Facility that we expect to assume—to GasLog Carriers, a direct subsidiary of GasLog. We expect to use approximately $24.99 million of the remaining net proceeds of this offering (or $45.50 million if the underwriters’ option to acquire additional common units is exercised in full) to repay indebtedness outstanding under the Citibank Facility. In addition, shortly following the closing of the Pending Vessel Acquisition, we expect to refinance all our outstanding indebtedness and the indebtedness of the entities being acquired pursuant to the Pending Vessel Acquisition with borrowing under the New Credit Facility  (as defined below). See “—Recent Developments”.

The following table provides information about the ships to be purchased under the Pending Vessel Acquisition:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Charter Expiration	Optional Period(2)
Methane Rita Andrea	2006	145,000	BG Group	April 2020	2021-2026
Methane Jane Elizabeth	2006	145,000	BG Group	October 2019	2021-2026

(1)	Vessels are chartered to a subsidiary of BG Group.

(2)

Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

The Pending Vessel Acquisition and the purchase price were approved by our board of directors and the conflicts committee of our board of directors, or the “conflicts committee”. The conflicts committee retained an independent financial advisor to assist it in evaluating the Pending Vessel Acquisition. In determining that the Pending Vessel Acquisition is fair and reasonable to us, the conflicts committee obtained the views of its financial advisor as to the fairness of the purchase price.

We have agreed to the Pending Vessel Acquisition for the following reasons:

•	the long-term, fixed-rate charters with BG Group fits our objective of generating stable cash flows;

•	the Pending Vessel Acquisition will increase the scale and diversity of our operations;

•	the Pending Vessel Acquisition is expected to increase our financial strength and flexibility by increasing our cash flow; and

•	the Pending Vessel Acquisition is expected to increase our cash available for distribution to our unitholders.

We estimate that the vessels being acquired will generate $47.7 million of incremental contracted revenue over their initial charter terms and add over $34.5 million per annum to our EBITDA(1). However, we may not realize that level of revenue or EBITDA from the acquisition of these vessels.

If the Pending Vessel Acquisition is consummated, our management intends to recommend to our board of directors an increase in our quarterly cash distribution of between $0.05625 and $0.06250 (between $0.225 and $0.250 per unit on an annualized basis), which would become effective for our distribution with respect to the quarter ending December 31, 2014. Any such increase would be conditioned upon, among other things, the closing of the Pending Vessel Acquisition, the approval of such increase by our board of directors and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

(1)	Non-GAAP Financial Measures

EBITDA. We define EBITDA as earnings before interest income and expense, gain/loss on interest rate swaps, depreciation and amortization and taxes. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our operating performance and ability to generate cash for debt service and capital expenditures, as well as our compliance with the financial covenants and restrictions contained in our financing agreements. We believe that EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on interest rate swaps, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. We believe that including EBITDA as an operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing operational strength and cash generating ability in assessing whether to continue to hold common units.

EBITDA has limitations as an analytical tool (see “—Summary Financial and Operating Data”) and should not be considered an alternative to profit/(loss), profit/(loss) from operations, cash flow (used in)/from operating activities or any other measure of operating performance or liquidity presented in accordance with IFRS. EBITDA excludes some, but not all, items that affect profit/(loss) and net cash from operating activities, and these measures may vary among other companies. Therefore, EBITDA may not be comparable to similarly titled measures of other companies.

Estimated EBITDA for the two LNG carriers we are purchasing for the first twelve months of operation is based on the following assumptions:

•	closing of the Pending Vessel Acquisition in the third quarter of 2014 and timely receipt of charter hire specified in the charter contracts;

•	utilization of 363 days per year and no drydocking;

•	vessel operating and supervision costs and charter commissions per current internal estimates; and

•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this prospectus, but if these assumptions prove to be incorrect, actual EBITDA for the vessels could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

We intend to use the proceeds of this offering, and the related capital contribution to us by our general partner, to partially fund the purchase price for the Pending Vessel Acquisition and to prepay or refinance related indebtedness.

We expect the Pending Vessel Acquisition to close following the closing of this offering, subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions. The Pending Vessel Acquisition may not close as anticipated or it may close with adjusted terms. See “Risk Factors—Risks Inherent in Our Business—The Pending Vessel Acquisition may not close as anticipated or it may close with adjusted terms”. This offering is not conditioned on the closing of the Pending Vessel Acquisition. If the Pending Vessel Acquisition does not close, we will use the net proceeds from this offering and the related capital contribution to us by our general partner for general partnership purposes.

The Pending Vessel Acquisition will be accounted for as a reorganization of companies under common control. Beginning with the first quarter following the completion of the Pending Vessel Acquisition, the Partnership’s historical results will be retroactively restated to reflect the historical results of the Methane Rita Andrea and Methane Jane Elizabeth during the periods they were owned by GasLog.

Recent Developments

GasLog Partners LP

On August 1, 2014, we announced a partial cash distribution for the second quarter of 2014 of $4.13 million, or $0.20604 per unit, pro-rated from the IPO closing date through June 30, 2014, which was paid to all unitholders of record as of August 11, 2014. This distribution corresponds to a quarterly distribution of $0.375 per unit, or $1.50 per unit per year.

On August 5, 2014, we entered into a commitment letter and a coordination letter with Citibank for a credit facility for up to $450 million, or the “New Credit Facility”, to refinance the existing debt facilities for our initial fleet, as well as the debt facilities for the vessels to be acquired pursuant to the Pending Vessel Acquisition. The refinanced debt is expected to have a tenor of five years and an amortization profile of 20 years, which we believe will increase our financial flexibility. The New Credit Facility will be secured by a first priority mortgage on each of our existing vessels and, when delivered, the vessels to be acquired pursuant to the Pending Vessel Acquisition, a specific assignment of each of the existing charters and a first assignment of earnings and insurances in relation to the vessels. The New Credit Facility will bear interest at LIBOR plus a margin and will be payable in 20 equal quarterly payments of $5.625 million each and a balloon payment of $337.5 million together with the final quarterly payment. We expect that the New Credit Facility will have financial and restrictive covenants that are consistent with our existing debt. The closing of the New Credit Facility is subject to conditions precedent, including the negotiation and execution of final documentation and final lender approvals. We expect the New Credit Facility to be entered into and funded shortly following the closing of the Pending Vessel Acquisition. In addition, at the closing of the Pending Vessel Acquisition, we expect to use a portion of the proceeds from this offering to prepay amounts related to the Methane Rita Andrea and Methane Jane Elizabeth currently outstanding under the Facility Agreement between GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd. as borrowers, Citibank, N.A., London Branch, or “Citibank”, as mandated lead arranger, the financial institutions listed in Schedule 1 thereto as lenders, Citibank as bookrunner, Citibank International Plc as agent of the other finance parties and Citibank as security agent and trustee, or the “Citibank Facility”, which such borrowers entered into to finance the purchase of the Methane Rita Andrea and the Methane Jane Elizabeth (as well as the Methane Lydon Volney, which is not being acquired in the Pending Vessel Acquisition). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

If the New Credit Facility described above is not entered into and funded at or prior to the closing of the Pending Vessel Acquisition, (1) the Citibank Facility will remain in place and (2) as required by the Citibank Facility, we and GasLog Partners Holdings LLC, our wholly owned subsidiary, will enter into a guarantee agreement with Citibank pursuant to which we and GasLog Partners Holdings LLC will guarantee the obligations of the borrowers under the Citibank Facility (including GAS-eighteen Ltd., an entity that will not be acquired from GasLog under the Pending Vessel Acquisition), or the “Guarantee”. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”. The funding of the New Credit Facility is not a condition to the completion of this offering or the Pending Vessel Acquisition.

GasLog Ltd.

In May 2014, subsidiaries of GasLog entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cbm each). The vessels are expected to be delivered in the first and second half of 2017, respectively.

In June 2014, subsidiaries of GasLog entered into shipbuilding contracts with Hyundai for the construction of two LNG carriers (174,000 cbm each). The vessels are expected to be delivered in the second half of 2017.

On June 30, 2014, GasLog took delivery of the Solaris, a 155,000 cbm LNG carrier constructed by Samsung that commenced her seven year charter party agreement with Shell.

Option Vessels

We have the option to purchase the following 12 LNG carriers from GasLog, including the two vessels to be acquired pursuant to the Pending Vessel Acquisition, within 36 months after each such vessel’s acceptance by its charterer (or, in the case of the GasLog Seattle and the six vessels recently acquired from BG Group, including the two vessels subject to the Pending Vessel Acquisition, 36 months after the closing of the IPO), in each case at fair market value as determined pursuant to the omnibus agreement.

Our ability to purchase these optional vessels, should we exercise our right to purchase such vessels, is dependent on our ability to obtain financing to fund all or a portion of the acquisition costs of these vessels and may be dependent on the consent of existing lenders to GasLog with respect to these optional vessels. See “Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or financing agreement”. As of the date of this prospectus, we have not secured any financing in connection with the 12 optional vessels (other than those to be acquired pursuant to the Pending Vessel Acquisition). In connection with the Pending Vessel Acquisition, we will enter into the New Credit Facility or the Guarantee. See “—Recent Developments”.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Charter Expiration(3)
GasLog Seattle	2013	155,000	Shell	December 2020
Solaris	2014	155,000	Shell	June 2021
Hull No. 2072	Q1 2016	174,000	BG Group	2026
Hull No. 2073	Q2 2016	174,000	BG Group	2026
Hull No. 2102	Q3 2016	174,000	BG Group	2023
Hull No. 2103	Q4 2016	174,000	BG Group	2023
Methane Rita Andrea(4)	2006	145,000	BG Group	April 2020
Methane Jane Elizabeth(4)	2006	145,000	BG Group	October 2019
Methane Lydon Volney	2006	145,000	BG Group	October 2020
Methane Shirley Elisabeth	2007	145,000	BG Group	December 2019
Methane Heather Sally	2007	145,000	BG Group	December 2020
Methane Alison Victoria	2007	145,000	BG Group	June 2020

(1)	For newbuildings, expected delivery quarters are presented.

(2)	Vessels are chartered to a subsidiary of BG Group or a subsidiary of Shell, as applicable.

(3)

Indicates the expiration of the initial term. The charterer of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. For the other vessels in the above table, the charterers have unilateral options to extend the term of the time charters for periods ranging from 5 to 10 years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter.

(4)	Vessels to be acquired pursuant to the Pending Vessel Acquisition. See “—Pending Vessel Acquisition”.

GasLog also has the following 10 additional carriers in its fleet, which it will be required to offer to us for purchase at fair market value as determined pursuant to the omnibus agreement if charters are secured with committed terms of five full years or more:

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Charter Expiration
GasLog Savannah	2010	155,000	BG Group	September 2015(3)
GasLog Singapore	2010	155,000	BG Group	September 2016(3)
GasLog Skagen	2013	155,000	BG Group	April 2021(4)
GasLog Chelsea	2010	153,600	Spot Market	N/A
Hull No. 2043	Q4 2014	155,000	N/A	N/A
Hull No. 2044	Q1 2015	155,000	N/A	N/A
Hull No. 2130	Q2 2017	174,000	N/A	N/A
Hull No. 2131	Q3 2018	174,000	N/A	N/A
Hull No. 2800	Q3 2017	174,000	N/A	N/A
Hull No. 2801	Q4 2017	174,000	N/A	N/A

(1)	For newbuildings, expected delivery quarters are presented.

(2)	Vessels are chartered to a subsidiary of BG Group or a spot market counterparty, as indicated.

(3)

Indicates the expiration of the initial term. The charterers have unilateral options to extend the term of the time charters for periods ranging from 30 to 90 months, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter.

(4)

Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

In addition to the LNG carriers described in the preceding paragraphs, we intend to leverage our relationship with GasLog to make accretive acquisitions of LNG carriers with long-term charters from GasLog and third parties to increase our distributions per unit. Pursuant to the omnibus agreement, GasLog will be required to offer to us for purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if charters are secured with committed terms of five full years or more. Except as discussed elsewhere in this prospectus, this right will continue throughout the entire term of the omnibus agreement. In addition to GasLog’s committed order book, GasLog currently holds fixed price options from Samsung on two additional 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If GasLog exercises these options, Samsung has agreed to grant GasLog two additional options. GasLog also holds fixed price options from Hyundai on four additional 174,000 cbm newbuildings with delivery dates in late 2017 and during 2018. In addition, we will have a right of first offer with regard to any proposed sale, transfer or other disposition of any LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter of five full years or more that GasLog owns, as discussed elsewhere in this prospectus. Our ability to acquire additional LNG carriers from GasLog is subject to obtaining any applicable consents of governmental authorities and other non-affiliated third parties, including the relevant lenders and charterers. Under the omnibus agreement, GasLog will be obligated to use reasonable efforts to obtain any such consents. Our ability to exercise any right to acquire additional LNG carriers will also be subject to our ability to obtain additional equity and debt financing. We cannot assure you that in any particular case the necessary consent will be obtained. See “Certain Relationships and Related Party Transactions—Omnibus Agreement”.

Our Relationship with GasLog Ltd.

We believe that one of our principal strengths is our relationship with GasLog. We believe our relationship with GasLog gives us access to GasLog’s relationships with leading energy companies, shipbuilders, financing sources and suppliers and to its technical, commercial and managerial expertise, which we believe will allow us to compete more effectively when seeking additional customers. As of September 1, 2014, GasLog has a fully owned 22 ship fleet, including 12 ships on the water and 10 LNG carriers on order from Samsung and Hyundai, as well as a 51.8% ownership in the Partnership (before giving effect to this offering). Since its initial public offering in April 2012, GasLog has increased by approximately 126% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order. In addition, GasLog, through its wholly owned subsidiary GasLog LNG Services, provides ship management services to the LNG carriers in our initial fleet and, subject to any alternative arrangements with the applicable charterer, additional ships we may acquire from GasLog. GasLog will also provide certain administrative and commercial management services to the Partnership.

GasLog was incorporated in 2003 and is effectively controlled by its chairman, Peter G. Livanos, who beneficially owns approximately 39.0% of GasLog’s common shares. Mr. Livanos’ family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering and its common shares began trading on the New York Stock Exchange on March 30, 2012, under the symbol “GLOG”. GasLog completed a $199 million follow-on public offering and concurrent private placement on January 22, 2014, to fund a portion of the cost of the acquisition of the three vessels recently purchased from BG Group, and on April 16, 2014, GasLog completed a $110 million follow-on public offering to fund a portion of the cost of the acquisition of the three vessels under contract to be purchased from BG Group.

Upon completion of this offering, GasLog will own our 2.0% general partner interest, all of our incentive distribution rights, 162,358 common units and all of our subordinated units. Our general partner, by virtue of its general partner interest, controls the appointment of three of our five directors (subject to its right to transfer the power to elect one director to the common unitholders so that they will thereafter elect a majority of our directors). GasLog intends to utilize us as its primary growth vehicle to pursue the acquisition of LNG carriers that are expected to generate long-term, stable cash flows.

Business Opportunities

With the global demand for natural gas increasing and LNG’s share of the international natural gas trade expanding within the sector, we believe that this is a favorable time to continue to grow the Partnership through the addition of modern vessels. While LNG trade is cyclical and there is no guarantee that we will be able to take advantage of opportunities to grow, we believe the following attributes of the LNG industry create an attractive environment in which to expand our business:

•

Natural gas and LNG are strong and growing components of global energy supply. Natural gas accounted for 24% of the world’s energy consumption in 2013. Over the last two decades, natural gas has been one of the world’s fastest increasing energy sources, growing at approximately twice the rate of oil consumption over the same period. We believe LNG, which accounted for 31% of overall cross-border trade of natural gas in 2013, will continue to increase its share at least over the next several years. Because of the cost and environmental advantages of natural gas relative to other energy sources, together with the increased availability of natural gas supply, we believe that demand for natural gas and LNG in particular will continue to grow in the future.

•

The demand for LNG shipping is expected to grow. Disparities in the pricing of natural gas between producing regions with natural gas reserves and consuming regions, such as the Far East, have created arbitrage opportunities for LNG producers and traders. These arbitrage opportunities, the growing distance between the producing regions and end buyers and the cost advantages of LNG shipping as compared to transporting natural gas by pipeline led to the seaborne trade of natural gas in the form of LNG increasing by 21.3% in 2010 and 11.3% in 2011. Although the seaborne trade in LNG declined by 1.6% in 2012 and improved marginally by only 0.5% in 2013, we believe that planned capacity increases in liquefaction and regasification terminals will support increasing LNG trade in the future. Including all liquefaction projects that are currently under construction and at Final Investment Decisions, or “FID”, or Front End Engineering and Design, or “FEED”, stages, Clarkson Research

Services Limited, or “Clarkson Research”, estimates that liquefaction capacity will increase by approximately 25% by the end of 2016. For more details about these liquefaction projects and the current global order book and other factors affecting demand for LNG shipping, see “The LNG Shipping Industry”.

•

High barriers to entry should restrict the supply of new LNG carriers. According to Clarkson Research, the existing order book of LNG carriers represents only 36% of current LNG carrier fleet carrying capacity. Fleet growth was limited in 2012 and 2013 but is expected to accelerate in 2014 and 2015. We believe that significant barriers to entry exist in the LNG shipping sector due to the large capital requirements, the limited availability of financing, the limited availability of qualified ship personnel and the need for a high degree of technical management capabilities. The industry also serves a demanding customer base that requires the highest quality operating standards. Finally, we believe the limited construction capacity at high-quality shipyards and the long lead-time required for the construction of LNG carriers should also restrict the supply of new LNG carriers in the near- term.

•

Stringent customer certification standards favor experienced, high-quality operators. Energy companies have established increasingly high operational, safety and financial standards that independent owners of LNG carriers generally must meet in order to qualify for employment in their programs. Through our relationship with GasLog, which has managed LNG carriers for BG Group for over 12 years and had its technical management operations vetted by other major energy companies, we believe that these rigorous and comprehensive certification standards will enhance our ability to compete for new customers and charters relative to less qualified and less experienced ship operators.

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Increasing ownership of the global LNG carrier fleet by independent owners. According to Clarkson Research, independent owners have increased their share of the global LNG carrier fleet from approximately 26% at the start of September 2004 to approximately 40% at the start of September 2014. Orders by independent owners represent 62% of the vessels in the current global order book. We believe private and state-owned energy companies will continue to seek high-quality independent owners for their growing LNG shipping requirements in the future, driven in part by large capital requirements and a recognition that owning and operating LNG ships are outside of their core areas of expertise.

Competitive Strengths

We believe that our future business prospects are well supported by the following factors:

•

Significant built-in growth opportunities. In addition to the two vessels to be acquired pursuant to the Pending Vessel Acquisition, we have the option to purchase from GasLog the 10 additional LNG carriers delivered or expected to be delivered to GasLog between 2013 and 2016 that are or will be subject to long-term charters. GasLog will also be required to offer to us for purchase at fair market value (as determined pursuant to the omnibus agreement) any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if they are placed under charters of five full years or more, including the four existing LNG carriers currently on short-term or seasonal contracts and six newbuildings on order that have not yet been chartered. We believe these acquisition opportunities, as well as other future acquisition opportunities from GasLog or third parties, will facilitate the growth of our distributions per unit.

•

Enhanced growth opportunities through our relationship with GasLog, an established owner, operator and manager of LNG carriers. We believe our relationship with GasLog will provide us with many benefits that we believe will drive growth in our distributions per unit. We believe charterers award new business to established participants in the LNG carriers market because of their demonstrated technical, commercial and managerial expertise. GasLog is an experienced operator with an in-house technical manager, GasLog LNG Services, which provides a highly competent technical and operational platform to GasLog’s owned and managed vessels. We believe that GasLog LNG Services’ 12-year history of providing management services to BG Group has enabled GasLog to develop a track record and reputation for providing highly competent, safe and reliable operations. We believe this track record and reputation will continue to enable GasLog to attract additional long-term charters for LNG carriers. Further, we believe GasLog’s strong relationships with customers, shipyards and established financing providers, and its large pool of experienced and qualified global seafarers, enhance its operational and financial efficiency.

•

Predictable cash flow profile through charter contracts with leading energy companies. Our initial fleet operates under charters with initial terms that expire in 2018 or 2019, the two vessels to be acquired pursuant to the Pending Vessel Acquisition operate under charters with initial terms that expire in 2019 and 2020, and the other 10 LNG carriers for which we have options to purchase from GasLog have charter durations ranging from 5.5 to 10 years with BG Group and Shell. The charters on the three vessels in our initial fleet contain hire rate provisions that provide for an automatic periodic adjustment, which is designed to reflect the actual costs of operating the ship and related expenses, although existing charters on certain of the vessels subject to the purchase options, including the vessels to be acquired pursuant to the Pending Vessel Acquisition, do not have similar provisions. We believe that such provisions can reduce our potential exposure to foreign exchange rates and operating costs and expenses. By contracting with companies that we consider to be financially strong, such as BG Group and Shell, we believe that we have minimized our counterparty risk. Our current charters do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

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Newly constructed and high specification LNG carriers. Following the completion of the Pending Vessel Acquisition, our fleet will continue to be among the youngest of any LNG shipping operator. The 155,000 cbm size of each of our initial fleet vessels and the 145,000 cbm vessels to be acquired pursuant to the Pending Vessel Acquisition are compatible with most of the existing LNG terminals around the globe. Our initial fleet and six of the 10 additional vessels that we will have the option to purchase from GasLog are, or when delivered will be, high-specification LNG carriers equipped with modern tri-fuel diesel electric propulsion technology.

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Demonstrated access to financing. On May 12, 2014, we raised $186.0 million of net proceeds through our IPO, of which $35.0 million was retained by the Partnership. In connection with the closing of our IPO, GasLog provided us with a $30.0 million revolving credit facility which we may at any time utilize for general partnership purposes, including working capital. In addition, we have obtained a commitment from Citibank for the New Credit Facility to refinance the debt facilities related to our fleet, including the vessels to be acquired pursuant to the Pending Vessel Acquisition. We believe that borrowings available under our existing credit facilities as well as other bank financing facilities and the debt capital markets, and our ability to issue additional partnership units will provide us with financial flexibility to pursue expansion opportunities.

We can provide no assurance, however, that we will be able to utilize our strengths described above. For further discussion of the risks that we face, see “Risk Factors”.

Business Strategies

Our primary business objective is to grow our business profitably and increase quarterly distributions per unit over time by executing the following strategies:

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Pursue strategic and accretive acquisitions of LNG carriers on long-term, fixed-rate charters. We will seek to leverage our relationship with GasLog to make strategic acquisitions that are accretive to our distributions per unit. Under the omnibus agreement, in addition to the vessels to be acquired pursuant to the Pending Vessel Acquisition, we have the option to purchase 10 additional LNG carriers, delivered or expected to be delivered to GasLog between 2013 and 2016, each of which has been or will be under long-term charter upon its delivery. Additionally, during the term of the omnibus agreement, we will have the right to purchase from GasLog any newbuilding LNG carrier or existing LNG carrier in the GasLog fleet, in either case with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation that enters into a long-term charter agreement of five full years or more.

•

Capitalize on growing global demand for LNG shipping. Natural gas is one of the fastest growing primary energy sources globally. Moreover, between 1990 and 2013, the volume of LNG traded increased at a rate 36% higher than natural gas pipeline trade and almost three times the increase in the rate of consumption of natural gas. Although LNG trade declined in 2012 and only improved marginally in 2013, we believe the global demand for LNG shipping will continue to increase, due to currently planned construction projects that, if they proceed on schedule, are expected to increase LNG supply. As we acquire additional LNG carriers from GasLog over the next few years, our expanded fleet will help position us financially to meet the growing demand for LNG shipping. We believe our relationship with GasLog and its industry reputation and relationships position us well to further expand our owned fleet to the extent that such additional capacity is accretive to returns.

•

Manage our fleet and deepen our customer relationships to provide a stable base of cash flows and superior operating performance. Through our relationship with GasLog, we intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters in addition to new opportunities to serve our customers. GasLog charters its current fleet to BG Group and Shell. GasLog does not, however, have exclusive agreements in place with either BG Group or Shell that require BG Group or Shell to charter additional current or future unchartered vessels from GasLog. We believe that GasLog will be able to maintain and develop customer relationships beyond its current customer base in order to support its growth programs and capitalize on attractive opportunities. We believe the close relationships that GasLog has with these companies will provide attractive opportunities to participate in the expected long-term growth of the LNG trade. We will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, see “Risk Factors”.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Please read carefully the risks described under “Risk Factors” beginning on page 24 of this prospectus.

These risks include, among others, the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units and subordinated units.

•	We will be required to make substantial capital expenditures to maintain and expand our fleet, which will reduce cash available for distribution.

•	The Pending Vessel Acquisition and the New Credit Facility may not close as anticipated or they may close with adjusted terms.

•

Our ability to acquire additional LNG carriers from GasLog or third parties will depend upon our ability to raise additional equity and debt financing to fund all or a portion of the acquisition costs of these vessels and may be dependent on the consent of existing lenders to GasLog.

•	Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

•	We depend on GasLog Ltd. and certain of its subsidiaries to assist us in operating and expanding our business and competing in our markets.

•	We will initially derive all of our revenues from a single customer.

•

Our future performance depends on continued growth in LNG production and an increase in demand for LNG and LNG shipping. According to Clarkson Research, LNG trade declined by 1.6% in 2012 and improved marginally by only 0.5% in 2013. We cannot guarantee that LNG trade will not decline in the future.

•	Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

•

GasLog and our general partner will own a 42.53% interest in us and will have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

•	Even if public unitholders are dissatisfied, they cannot initially remove our general partner without GasLog’s consent.

•	Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

•	U.S. tax authorities could treat us as a “passive foreign investment company” under certain circumstances, which would have adverse U.S. federal income tax consequences to U.S. unitholders.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common units.

Implications of Being an Emerging Growth Company

We had less than $1.0 billion in revenue during our last fiscal year, we have not issued more than $1.0 billion in non-convertible debt and we are not a large accelerated filer, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the “JOBS Act”. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of its initial public offering;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting; and

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the “PCAOB”, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our IPO or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company as of the earliest to occur of: (i) the last day of the fiscal year during which we had $1 billion or more in annual gross revenues; (ii) the date of our issuance, in a three-year period, of more than $1 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” as defined for purposes of the Securities Exchange Act of 1934, or the “Exchange Act”, which will occur if the market value of our common units held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

Organizational and Ownership Structure

At the closing of this offering, we will receive $2.85 million from our general partner for 91,837 general partner units to allow it to maintain its 2.0% general partner interest in us (or $3.27 million for 105,612 general partner units if the underwriters exercise in full their option to purchase additional common units). The sale of general partner units is not part of this offering. The following table and diagram depict our simplified organizational and ownership structure after giving effect to the offering, the sale of general partner units and the Pending Vessel Acquisition, assuming no exercise of the underwriters’ option to purchase additional common units:

	Number of Units	Percentage Ownership
Public Common Units(1)(2)	14,160,000	57.47%
GasLog Ltd. Common Units(1)	162,358	0.66%
GasLog Ltd. Subordinated Units	9,822,358	39.87%
General Partner Units	492,750	2.00%

	24,637,466	100.00%

(1)

If the underwriters’ option is exercised in full, then GasLog would own common units representing a 0.64% ownership interest in us and the public would own common units representing a 58.58% ownership interest in us.

(2)

Includes any common units that may be purchased by certain of our directors, officers, employees and related persons pursuant to a directed unit program, as described in more detail in “Underwriting (Conflicts of Interest)—Directed Unit Program”.

Our Management

In accordance with our partnership agreement, our general partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis. Certain of our directors and officers also currently serve as directors and officers of GasLog or its affiliates. For more information about these individuals, see “Management—Directors and Executive Officers”.

Pursuant to the administrative services agreement, we will pay a fixed fee to GasLog for the reasonable costs and expenses incurred in connection with providing administrative services to us. For the three vessels in our initial fleet, we expect that we will pay approximately $1.8 million under the administrative services agreement for the twelve months ending September 30, 2015. For the vessels to be acquired pursuant to the Pending Vessel Acquisition, we expect that we will pay approximately $1.2 million under the administrative services agreement for the twelve months ending September 30, 2015. For a more detailed description of this arrangement, see “Certain Relationships and Related Party Transactions—Administrative Services Agreement”.

Our operating subsidiaries are party to commercial management agreements, which were amended in connection with the IPO, pursuant to which we will reimburse GasLog for the reasonable costs and expenses incurred in connection with providing commercial management services to us. For the three vessels in our initial fleet, we expect that we will pay approximately $1.1 million in total under the amended commercial management agreements for the twelve months ending September 30, 2015. For a more detailed description of this arrangement, see “Certain Relationships and Related Party Transactions—Commercial Management Agreements”. The entities being acquired in connection with the Pending Vessel Acquisition are also party to similar commercial management agreements which are being amended in connection with this offering, and we expect that we will pay GasLog approximately $0.7 million in total under the amended commercial management agreements for the twelve months ending September 30, 2015.

In addition, our operating subsidiaries are party to ship management agreements with GasLog LNG Services, which were amended in connection with the IPO, that govern the crew and technical management of the vessels in our fleet. For the three vessels in our initial fleet, we expect that our operating subsidiaries will pay GasLog LNG Services approximately $1.7 million in total under the amended ship management agreements for the twelve months ending September 30, 2015. For a more detailed description of this arrangement, see “Certain Relationships and Related Party Transactions—Ship Management Agreements”. The entities being acquired in connection with the Pending Vessel Acquisition are also party to similar ship management agreements which are being amended in connection with this offering, and we expect that our operating subsidiaries will pay GasLog LNG Services approximately $1.1 million in total under the amended ship management agreements for the twelve months ending September 30, 2015.

Principal Executive Offices and Internet Address; SEC Filing Requirements

Our registered and principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco, and our phone number is + 377 97 97 51 15. We expect to make our periodic reports and other information filed with or furnished to the United States Securities and Exchange Commission, or the “SEC”, available, free of charge, through our website at www.gaslogmlp.com as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. See “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner and our directors have a legal duty to manage us in a manner beneficial to our unitholders, subject to the limitations described under “Conflicts of Interest and Fiduciary Duties”. This legal duty is commonly referred to as a “fiduciary duty”. Our directors also have fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. Our executive officers are employed by GasLog or its applicable affiliate and have fiduciary duties to that entity and not to us. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and GasLog and its affiliates, including our general partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. In particular:

•

certain of our directors and officers also serve as directors and officers of GasLog or its affiliates and as such have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders;

•

our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, which entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder; when acting in its individual capacity, our general partner may act without any fiduciary obligation to us or our unitholders whatsoever;

•

GasLog and its affiliates may compete with us, subject to the restrictions contained in the omnibus agreement, and could own and operate LNG carriers under charters of five full years or more that may compete with our vessels if the Partnership does not exercise its rights to acquire such vessels;

•

any agreement between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor;

•

borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of: (i) enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or our incentive distribution rights or (ii) hastening the expiration of the subordination period;

•

GasLog, as the holder of our incentive distribution rights, has the right to reset the minimum quarterly distribution and the cash target distribution levels upon which the incentive distributions payable to GasLog are based without the approval of our unitholders or the conflicts committee of our board of directors at any time when there are not subordinated units outstanding and we have made cash distributions to the holders of our incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters; in connection with such resetting and the corresponding relinquishment by GasLog of incentive distribution payments based on the cash target distribution levels prior to the reset, GasLog will be entitled to receive a number of newly issued common units and general partner units based on a predetermined formula described under “Our Cash Distribution Policy and Restrictions on Distributions—GasLog’s Right to Reset Incentive Distribution Levels”; and

•

we have entered into agreements, and may enter into additional agreements, with GasLog and certain of its subsidiaries, relating to the purchase of additional vessels, the provision of certain services to us by GasLog, GasLog LNG Services and their affiliates and other matters. In the performance of their obligations under these agreements, GasLog and its subsidiaries, other than our general partner, are not held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in these agreements.

For a more detailed description of our management structure, see “Management—Directors and Executive Officers” and “Certain Relationships and Related Party Transactions”.

Our general partner, which is wholly owned by GasLog, has the right to appoint three of five, or a majority of our directors. Our board of directors has a conflicts committee composed of directors who meet both New York Stock Exchange, or “NYSE”, and SEC independence requirements and are not any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of the Partnership or its subsidiaries). Our board of directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between GasLog and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other. There can be no assurance that a conflict of interest will be resolved in favor of the Partnership.

Our partnership agreement contains provisions that reduce the standards to which our general partner and our directors would otherwise be held under Marshall Islands law. For example, our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and our directors to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders. By purchasing a common unit, you are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, its affiliates or our directors, all as set forth in our partnership agreement. See “Conflicts of Interest and Fiduciary Duties” for a description of the fiduciary duties that would otherwise be imposed on our general partner, its affiliates and our directors under Marshall Islands law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders under Marshall Islands law.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner and its affiliates, see “Conflicts of Interest and Fiduciary Duties”. For a description of our other relationships with our affiliates, see “Certain Relationships and Related Party Transactions”.

The Offering

Common units offered to the public	4,500,000 common units.

5,175,000 common units if the underwriters exercise in full their option to purchase additional common units.

Common units and subordinated units outstanding after this offering	14,322,358 common units and 9,822,358 subordinated units, representing a 58.13% and 39.87% interest in us, respectively.

14,997,358 common units and 9,822,358 subordinated units, representing a 59.22% and 38.78% interest in us, respectively, if the underwriters exercise in full their option to purchase additional common units.

General partner units

At the closing of this offering, we will receive $2.85 million from our general partner for 91,837 general partner units to allow it to maintain its 2.0% general partner interest in us (or $3.27 million for 105,612 general partner units if the underwriters exercise in full their option to purchase additional common units). The sale of general partner units is not part of this offering.

Use of proceeds

In connection with the Pending Vessel Acquisition, we expect to pay $111.0 million of the net proceeds (after deducting underwriting discounts and estimated expenses and including amounts payable by the general partner to retain its 2.0% interest in us) of this offering—the difference between the $328.0 million aggregate purchase price of the Pending Vessel Acquisition and the $217.0 million of outstanding indebtedness under the Citibank Facility that we expect to assume—to GasLog Carriers, a direct subsidiary of GasLog. We expect to use approximately $24.99 million of the remaining net proceeds of this offering (or $45.50 million if the underwriters’ option to acquire additional common units is exercised in full) to repay indebtedness outstanding under the Citibank Facility. In the event that the Pending Vessel Acquisition is not consummated, the net proceeds from this offering will be used for general partnership purposes.

U.S. federal income tax considerations

Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. Consequently, all or a portion of the distributions you receive from us will constitute dividends for such purposes. The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2017, the distributions you receive, on a cumulative basis, will constitute dividends for U.S. federal income tax purposes will be approximately 60% of the total cash distributions you receive during that period. Please see “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions” for the basis of this estimate. Please also see “Risk Factors—Tax Risks” for a discussion relating to the taxation of dividends. For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, see “Material U.S. Federal Income Tax Considerations”.

Non-U.S. tax considerations

We have been organized under the laws of the Republic of the Marshall Islands. Our vessel-owning subsidiaries have been organized under the laws of Bermuda and we, GasLog LNG Services and our general partner are expected to be treated as managed and controlled in Monaco. For a discussion of material Marshall Islands income tax considerations that may be relevant to prospective unitholders and for a discussion of the risk that unitholders may assume and for the activities we undertake in various jurisdictions for taxation purposes, see “Non-United States Tax Considerations” and “Risk Factors—Tax Risks”.

Directed unit program

We have requested that the underwriters reserve up to 5% of the common units offered hereby for officers, directors, employees and certain other persons associated with us and our general partner. For further information regarding our directed unit program, please read “Underwriting (Conflicts of Interest)—Directed Unit Program”.

Exchange listing	Our common units are listed on the New York Stock Exchange under the symbol “GLOP”.

Conflicts of Interest

We intend to partially prepay indebtedness owed by the entities to be acquired pursuant to the Pending Vessel Acquisition using a portion of the proceeds of this offering to an affiliate of Citigroup Global Markets Inc., who is a lender under the Citibank Facility. Because an affiliate of Citigroup Global Markets Inc. will receive more than 5% of the net proceeds of this offering, Citigroup Global Markets, Inc. is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering is being made in compliance with the applicable provisions of FINRA Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in FINRA Rule 5121, exists for our common units. See “Use of Proceeds” and “Underwriting (Conflicts of Interest)”.

Summary Financial and Operating Data

The following table presents, in each case for the periods and as of the dates indicated, summary historical financial and operating data. Our historical combined and consolidated financial statements were prepared on the basis that the acquisition of our initial fleet constituted a reorganization of companies under common control. The summary historical financial data as of and for the years ended December 31, 2012 and 2013 has been derived from the audited combined and consolidated financial statements of GasLog Partners LP, and the summary historical financial data as of June 30, 2014 and for the six month periods ended June 30, 2013 and 2014 has been derived from the interim unaudited condensed combined and consolidated financial statements of GasLog Partners LP. The financial statements have been prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”, which are included elsewhere in this prospectus.

The Pending Vessel Acquisition will be accounted for as a reorganization of companies under common control. Beginning with the first quarter following the completion of the Pending Vessel Acquisition, the Partnership’s historical results will be retroactively restated to reflect the historical results of the Methane Rita Andrea and Methane Jane Elizabeth during the periods they were owned by GasLog.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the historical combined and consolidated financial statements of GasLog Partners LP, the interim unaudited condensed combined and consolidated financial statements, and the notes thereto included elsewhere in this prospectus.

The results of operations reflect operations of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, which commenced operations under their respective charters from January 2013, March 2013 and May 2013, respectively.

Our results of operations, cash flows and financial conditions could differ from those that would have resulted if we operated autonomously or as an entity independent of GasLog in the periods prior to our IPO for which historical financial data is presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(dollars in thousands)
Statement of Profit or Loss:
Revenues	$—	$64,143	$21,735	$41,717
Vessel operating costs	—	(13,097)	(4,983)	(7,946)
Depreciation	—	(12,238)	(4,129)	(7,967)
General and administrative expenses	(30)	(1,525)	(661)	(1,707)

(Loss)/profit from operations	(30)	37,283	11,962	24,097

Financial costs	(1)	(12,133)	(4,117)	(10,229)
Financial income	110	32	16	9
(Loss)/gain on interest rate swaps	(940)	1,036	2,747	(3,616)

Total other expense	(831)	(11,065)	(1,354)	(13,836)

(Loss)/profit for the year/period	$(861)	$26,218	$10,608	$10,261

Earnings per unit for the period May 12, 2014 to June 30, 2014, Basic and Diluted:(1)
Common unit	—	—	—	0.21
Subordinated unit	—	—	—	0.18
General partner unit	—	—	—	0.19

	As of December 31,		As of June 30,
	2012	2013	2014
	(dollars in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	$2	$14,404	$52,570
Vessels(2)	—	562,531	554,732
Vessels under construction	118,482	—	—
Total assets	128,765	581,770	613,762
Loans—current portion	—	22,075	17,697
Loans—non-current portion	—	363,917	278,917
Total equity	106,629	156,169	288,336

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(dollars in thousands)
Cash Flow Data:
Net cash (used in)/from operating activities	$(110)	$32,159	$15,545	$12,779
Net cash from/(used in) investing activities	110	(454,263)	(452,780)	(1,491)
Net cash from financing activities	—	436,506	448,754	26,878

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014

Fleet Data:
Number of LNG carriers at end of period	—	3	3	3
Average number of LNG carriers during period	—	2.3	1.6	3
Average age of LNG carriers (years)	—	0.76	0.26	1.26
Total calendar days for fleet	—	833	282	543
Total operating days for fleet(3)	—	833	282	543

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(dollars in thousands)

Other Financial Data:
EBITDA(4)	$(30)	$49,521	$16,091	$32,064
Adjusted EBITDA(4)	(42)	49,559	16,105	32,133
Capital expenditures:
Payment for vessels under construction	—	452,792	452,792	—

(1)

As disclosed in Note 1 to our audited combined and consolidated financial statements, the general partner interest, the common units and the subordinated units were issued to GasLog in exchange for the shares in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., which owned the three LNG vessels in our initial fleet, and to the other common unitholders in connection with the IPO on May 12, 2014. Earnings per unit is presented for the period in which the units were outstanding.

(2)

Represents vessels in our initial fleet less accumulated depreciation. See Note 3 to our audited combined and consolidated financial statements and Note 4 to our interim unaudited condensed combined and consolidated financial statements included elsewhere in this prospectus.

(3)

The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(4)	Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA. We define EBITDA as earnings before interest income and expense, gain/loss on interest rate swaps, depreciation and amortization and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/(losses). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our operating performance and ability to generate cash for debt service and capital expenditures, as well as our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance and ability to generate cash for debt service and capital expenditures. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on interest rate swaps, foreign exchange gains/(losses), depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. We believe that including adjusted EBITDA as an operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing operational strength and cash generating ability in assessing whether to continue to hold common units.

EBITDA and adjusted EBITDA have limitations as analytical tools and should not be considered alternatives to profit/(loss), profit/(loss) from operations, cash flow (used in)/from operating activities or any other measure of operating performance or liquidity presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

EBITDA and adjusted EBITDA exclude some, but not all, items that affect profit/(loss) and net cash from operating activities, and these measures may vary among other companies. Therefore,

EBITDA and adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA and adjusted EBITDA to profit/(loss) and net cash from operating activities, the most directly comparable IFRS financial measures, for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(dollars in thousands)
Reconciliation to profit/(loss):
(Loss)/profit	$(861)	$26,218	$10,608	$10,261
Financial income	(110)	(32)	(15)	(9)
Financial costs	1	12,133	4,116	10,229
Loss/(gain) on interest rate swaps	940	(1,036)	(2,747)	3,616
Depreciation	—	12,238	4,129	7,967

EBITDA	$(30)	$49,521	$16,091	$32,064
Foreign exchange (gains)/losses	(12)	38	14	69

Adjusted EBITDA	$(42)	49,559	$16,105	$32,133

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(dollars in thousands)

Reconciliation to net cash from operating activities:
Net cash (used in)/from operating activities	$(110)	$32,159	$15,545	$14,793
Net increase in operating assets	960	1,543	1,780	791
Net increase in operating liabilities	(408)	(8,324)	(1,953)	(1,444)
Net change in related parties	(472)	13,646	(1,852)	10,280
Interest paid	—	9,223	2,237	6,418
Non-cash contributed services	—	(627)	(421)	—
Realized loss on interest rate swaps	—	1,901	755	1,226

EBITDA	$(30)	$49,521	$16,091	$32,064

Foreign exchange (gains)/losses	(12)	38	14	69

Adjusted EBITDA	$(42)	$49,559	$16,105	$32,133

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units, subordinated units and general partner units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.375 per unit on our common units, subordinated units and general partner units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the continued availability of natural gas production, liquefaction and regasification facilities;

•	the price and demand for natural gas;

•	the level of our operating costs, such as the cost of crews, vessel maintenance and insurance;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of vessels;

•	the supply of LNG carriers;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur to fund future acquisitions, including if we exercise our options to purchase any additional vessels from GasLog;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings; and

•

the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors, which cash reserves are not subject to any specified maximum dollar amount.

The amount of cash we generate from our operations may differ materially from our profit or loss for a specified period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, our board of directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain and expand our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. We estimate that maintenance and replacement capital expenditures will average approximately $23.37 million per year, including potential costs related to replacing current vessels and the vessels to be acquired pursuant to the Pending Vessel Acquisition, at the end of their useful lives. Maintenance and replacement capital expenditures include capital expenditures associated with (i) the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or drydocking) and (ii) modifying an existing vessel or acquiring a new vessel, to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	the size of our fleet;

•	the cost of replacement vessels;

•	length of charters;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment;

•	competitive standards; and

•	the age of our ships.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders may be diluted.

Use of cash from operations to expand or maintain our fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholders, both of which could have a material adverse effect on our ability to make cash distributions.

Any limitation in the availability or operation of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, which effect would be amplified by the small size of our initial fleet.

Our initial fleet consists of three LNG carriers that are in operation. If any of our ships is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified during the period prior to acquisition of additional vessels from GasLog, as a substantial portion of our cash flows and income are dependent on the revenues earned by the chartering of our three LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows.

Any charter termination could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our charterers have the right to terminate a ship’s time charter in certain circumstances, such as:

•	loss of the ship or damage to it beyond repair;

•	if the ship is off-hire for any reason other than scheduled drydocking for a period exceeding 90 consecutive days, or for more than 90 days in any one-year period;

•	defaults by us in our obligations under the charter; or

•

the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, that would materially and adversely affect the trading of the ship for a period of at least 30 days.

A termination right under one ship’s time charter would not automatically give the charterer the right to terminate its other charter contracts with us. However, a charter termination could materially affect our relationship with the customer and our reputation in the LNG shipping industry, and in some circumstances the event giving rise to the termination right could potentially impact multiple charters. Accordingly, the existence of any right of termination could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

If we lose a charter, we may be unable to obtain a new time charter on terms as favorable to us or with a charterer of comparable standing, particularly if we are seeking new time charters at a time when charter rates in the LNG industry are depressed. Consequently, we may have an increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. In the event that we are unable to re-deploy a ship for which a charter has been terminated, we will not receive any revenues from that ship, and we may be required to pay expenses necessary to maintain the ship in proper operating condition.

Due to our lack of diversification, adverse developments in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking a new charter.

Due to our lack of diversification, an adverse development in the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

We will initially derive all of our revenues from a single customer and will depend on two customers for nearly all of our revenues after our expected acquisition of additional vessels from GasLog. The loss of either of these customers would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently derive all of our revenues from one customer, BG Group. Following the completion of the Pending Vessel Acquisition and the expected acquisition of additional vessels from GasLog, BG Group will continue to be a key customer, as at least ten of the vessels which we have options to acquire from GasLog will be chartered to a subsidiary of BG Group. In addition, two of the vessels that we will have options to acquire from GasLog have been or will be chartered to a subsidiary of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If any of these customers terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Our future performance depends on continued growth in LNG production and demand for LNG and LNG shipping.

Our future performance, including our ability to profitably expand our fleet will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•

increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•

infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters upon expiration or early termination of our current charter arrangements, for any ships for which we have not yet secured charters, or for any new ships we acquire beyond our contracted newbuildings, which could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Natural gas prices have historically varied substantially between regions. This price disparity between producing and consuming regions supports demand for LNG shipping and any convergence of natural gas prices would adversely affect demand for LNG shipping.

Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.

Over the past three years, global LNG demand has continued to rise, but at a slower pace than previously predicted. Clarkson Research estimates that LNG trade decreased by 1.6% in 2012 primarily due to lower production as a result of planned and unplanned outages at various liquefaction sites and the weakness in the world economy. According to Clarkson Research, LNG trade improved marginally by only 0.5% in 2013. Continued economic uncertainty and the continued acceleration of unconventional natural gas production could have an adverse effect on our ability to secure future term charters.

The Pending Vessel Acquisition and the New Credit Facility may not close as anticipated or they may close with adjusted terms.

We plan to use the net proceeds of this offering to fund a portion of the purchase price of the Pending Vessel Acquisition. This offering is not conditioned on the closing of the Pending Vessel Acquisition. We cannot assure you that the Pending Vessel Acquisition will close on our expected timeframe, or at all, or close without adjustment of material terms. If we cannot complete the purchase of any of the ships for any reason, we will have the discretion to apply the proceeds of this offering for general corporate purposes, including the acquisition of other ships. We will not escrow the net proceeds from this offering and will not return the net proceeds of this offering if we do not complete the Pending Vessel Acquisition. Any delay in the expected timeframe, adjustment of the material terms or alternative use of proceeds may not generate as much cash flow as currently expected to be derived from the Pending Vessel Acquisition.

On August 5, 2014, we entered into a commitment letter and a coordination letter with Citibank for the New Credit Facility to refinance the existing debt facilities for our initial fleet, as well as the debt facilities for the vessels to be acquired pursuant to the Pending Vessel Acquisition. We expect that the New Credit Facility will have financial and restrictive covenants that are consistent with our existing debt. The closing of the New Credit Facility is subject to conditions precedent, including the negotiation and execution of final documentation and final lender approvals. We expect the New Credit Facility to be entered into and funded shortly following the closing of the Pending Vessel Acquisition. The Pending Vessel Acquisition is not conditioned on the closing of the New Credit Facility. We cannot assure you that the New Credit Facility will close on our expected timeframe, or at all, or close without adjustment of material terms. If we cannot close the New Credit Facility, our existing credit facilities and the Citibank Facility will remain in place.

We may have difficulty further expanding our fleet in the future.

We may expand our fleet beyond the vessels we may acquire from GasLog by ordering additional newbuildings or by making selective acquisitions of high-quality secondhand ships to the extent that they are available. Our future growth will depend on numerous factors, some of which are beyond our control, including our ability to:

•	obtain consents from lenders and charterers with respect to the vessels that we may acquire from GasLog;

•	identify attractive ship acquisition opportunities and consummate such acquisitions;

•	obtain newbuilding contracts at acceptable prices;

•	obtain required equity and debt financing on acceptable terms;

•	secure charter arrangements on terms acceptable to our lenders;

•	expand our relationships with existing customers and establish new customer relationships;

•	recruit and retain additional suitably qualified and experienced seafarers and shore-based employees through GasLog pursuant to the services agreements we will enter into with GasLog;

•	continue to meet technical and safety performance standards;

•	manage joint ventures; and

•	manage the expansion of our operations to integrate the new ships into our fleet.

During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. In addition, any ship acquisition we complete may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans, and we cannot give any assurances that we will not incur significant expenses and losses in connection with such growth efforts.

We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement.

Under the omnibus agreement, we will have certain options and other rights to acquire vessels with existing charters from GasLog. The omnibus agreement provides that our ability to consummate the acquisition of any such vessels from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing with respect to such vessel. In particular, with respect to GasLog’s existing vessels, we would need the consent of the existing charterers and lenders. While GasLog will be obligated to use reasonable efforts to obtain any such consents, we cannot assure you that in any particular case the necessary consent will be obtained from the governmental entity, charterer, lender or other entity.

Our future growth depends on our ability to expand relationships with existing customers, establish relationships with new customers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.

One of our principal objectives is to enter into additional long-term, fixed-rate charters. The process of obtaining charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

•	size, age, technical specifications and condition of the ship;

•	efficiency of ship operation;

•	LNG shipping experience and quality of ship operations;

•	shipping industry relationships and reputation for customer service;

•	technical ability and reputation for operation of highly specialized ships;

•	quality and experience of officers and crew;

•	safety record;

•	the ability to finance ships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including other independent ship owners as well as state-sponsored entities and major energy companies that own and operate LNG carriers and may compete with independent owners by using their fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than do we or GasLog. A number of marine transportation companies—including companies with strong reputations and extensive resources and experience—have entered the LNG transportation market in recent years, and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Hire rates for LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.

Our ability from time to time to charter or re-charter any ship at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future ship capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to charter or re-charter our ships at acceptable rates or to acquire and profitably operate new ships. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our ships are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for distribution to unitholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or may not be able to re-charter our ship, or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low ship utilization could also have a material adverse effect on the value of our assets.

Ship values may fluctuate substantially, which could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, could cause us to incur a loss.

Values for ships can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the natural gas and energy markets;

•	a substantial or extended decline in demand for LNG;

•	the level of worldwide LNG production and exports;

•	changes in the supply-demand balance of the global LNG carrier fleet;

•	changes in prevailing charter hire rates;

•	the physical condition of the ship;

•	the size, age and technical specifications of the ship;

•	demand for LNG carriers; and

•

the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

If the market value of our ships declines, we may breach some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to re-deploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship prices have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Our ability to obtain additional debt financing for future acquisitions of ships or to refinance our existing debt may depend on the creditworthiness of our charterers and the terms of our future charters.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the value of the ships, which in turn depends in part on charter hire rates and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional ships and to refinance our existing debt as balloon payments come due, or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We believe that our existing cash and cash equivalents, including the funds raised in this offering, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet and fund our operations. Among other things, we hold options to acquire 12 LNG carriers from GasLog (including the vessels to be acquired pursuant to the Pending Vessel Acquisition) and we do not currently have financing sources in place to fund the acquisition of vessels other than those to be acquired pursuant to the Pending Vessel Acquisition. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing ships as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced distributions per unit. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or pay distributions. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

Fluctuations in currency exchange rates and interest rates may have a material impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including employee costs and certain crew costs, are denominated in euros. As a result, we are exposed to foreign exchange risk. Although we monitor exchange rate fluctuations on a continuous basis, we do not currently hedge movements in currency exchange rates. As a result, there is a risk that currency fluctuations will have a negative effect on our cash flows and results of operations.

In addition, we may be exposed to a market risk relating to fluctuations in interest rates to the extent our credit facilities bear interest costs at a floating rate based on a prevailing market interest rate. Significant increases in the interest rates could adversely affect our cash flows, results of operations and ability to service our debt. Although we use interest rate swaps from time to time to reduce our exposure to interest rate risk, we hedge only a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our owners’ equity as well as charges against our profit.

We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of June 30, 2014, we had three interest rate swaps in place with a notional amount of $221.44 million, none of which was designated as a cash flow hedging instrument. The changes in the fair value of the three derivative contracts that have not been designated as cash flow hedging instruments are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and earnings per share and would affect compliance with the market value adjusted net worth covenants in our credit facilities. For future interest rate swaps that are designated as cash flow hedging instruments, the changes in the fair value of the contracts will be recognized in our statement of other comprehensive income as cash flow hedge gains or losses for the period, and could affect compliance with the market value adjusted net worth covenants in our credit facilities.

There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost and availability of interest rate and currency hedges may increase or suitable hedges may not be available.

Our earnings and business are subject to the credit risk associated with our contractual counterparties.

We will enter into, among other things, time charters and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps. Such agreements subject us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the natural gas and LNG markets and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

Upon completion of this offering and the Pending Vessel Acquisition, assuming we have not refinanced our existing debt and the Citibank Facility with funds from the New Credit Facility, we estimate that our consolidated debt will be approximately $485.86 million. Following this offering, we will continue to have the ability to incur additional debt, including by borrowing under our $30.0 million revolving credit facility with GasLog (or the “sponsor credit facility”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, ship acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally;

•	our debt level may limit our flexibility in responding to changing business and economic conditions; and

•

if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our existing vessel financing agreements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the financing agreements may restrict the ability of us and our subsidiaries to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

In addition, such financing agreements may require us or, in the case of our financing agreements that are guaranteed by GasLog or its affiliates, GasLog or such affiliates to comply with certain financial ratios and tests, including, among others, maintaining a minimum liquidity, maintaining positive working capital, ensuring that EBITDA exceeds interest payable, any amounts payable for interest rate swap and debt installments calculated on a four quarter rolling average basis, maintaining a minimum collateral value, and maintaining a minimum book equity ratio. Our or GasLog’s ability to comply with the restrictions and covenants, including financial ratios and tests, contained in such financing agreements is dependent on future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our or GasLog’s ability to comply with these covenants may be impaired. In addition, we do not have direct control over GasLog’s ability to comply with these covenants. Further, the lenders under our debt financing agreements could declare a default under our debt financing agreements that are guaranteed by GasLog if GasLog defaults on other debt agreements to which we are not a party.

If we or GasLog are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. If a default occurs under these agreements, or if

GasLog is in default under any of its debt agreements lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. We have pledged our vessels as security for our outstanding indebtedness. If our lenders were to foreclose on our vessels in the event of a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make distributions to our unitholders and cause a decline in the market price of our common units. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.

The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our and our subsidiaries’ financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	breach or lapse of any insurance with respect to vessels securing the facilities;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse change, as defined in the applicable agreement.

Events of default under the sponsor credit facility include, among others, the following:

•	failure to pay any sum payable under the sponsor credit facility when due;

•	breach of certain covenants and obligations of the sponsor credit facility;

•	a material inaccuracy of any representation or warranty;

•	default under other indebtedness in excess of $10.0 million which results in the relevant creditor declaring such indebtedness prematurely due and payable;

•

a lien, arrest, distress or similar event is levied upon or against any substantial part of our assets which is not discharged or disputed in good faith within 10 business days after we become aware of such event;

•	a substantial part of our business or assets is destroyed, abandoned, seized, appropriated or forfeited for any reason;

•	bankruptcy or insolvency events;

•	suspension or cessation of our business;

•	GasLog Partners GP LLC ceases to be our general partner; and

•	an amendment to our limited partnership agreement that, in the reasonable opinion of the lender, is adverse to its interests in connection with the sponsor credit facility.

Furthermore, we expect that our future financing agreements will contain similar provisions. For more information regarding these financing agreements, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources”.

The failure to consummate or integrate acquisitions, including the Pending Vessel Acquisition, in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.

Acquisitions that expand our fleet are an important component of our strategy. Under the omnibus agreement, have the right to purchase for fair market value any of the GasLog Seattle, the Solaris, the six vessels recently acquired from BG (including the two vessels to be acquired pursuant to the Pending Vessel Acquisition) and Hull Nos. 2072, 2073, 2102 and 2103 within 36 months after GasLog notifies our board of directors of their acceptances by their charterer (or, in the case of the GasLog Seattle and the six vessels recently acquired from BG Group, 36 months after the closing of the IPO). We will not be obligated to purchase any of these vessels at the applicable determined price, and, accordingly, we may not complete the purchase of any of such vessels. Furthermore, even if we are able to agree on a price with GasLog, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us.

We believe that other acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to attract, hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

In addition, unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired vessels or businesses or expected cost reductions or other synergies expected to be realized as a result of acquiring vessels or businesses, the risk of failing to successfully and timely integrate the operations or management of any acquired vessels or businesses and the risk of diverting management’s attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our business, financial condition, results of operations and cash available for distribution could be adversely affected.

We may experience operational problems with vessels that reduce revenue and increase costs.

LNG carriers are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We depend on GasLog and certain of its subsidiaries to assist us in operating and expanding our businesses and competing in our markets.

We and our operating subsidiaries have entered into various services agreements with GasLog and its subsidiaries, including GasLog LNG Services, pursuant to which GasLog and its subsidiaries will provide to us certain administrative, financial and other services and to our operating subsidiaries substantially all of their crew, technical management services (including vessel maintenance, periodic drydocking, cleaning and painting, performing work required by regulations and human resources and financial services) and other advisory and commercial management services, including the sourcing of new contracts and renewals of existing contracts. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services by GasLog and its subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

Our ability to compete for new charters and expand our customer relationships depends largely on our ability to leverage our relationship with GasLog and its reputation and relationships in the shipping industry. If GasLog suffers material damage to its reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	maintain access to capital under the sponsor credit facility; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The required drydocking of our ships could be more expensive and time consuming than we anticipate, which could adversely affect our results of operations and cash flows.

Drydockings of our ships require significant capital expenditures and result in loss of revenue while our ships are off-hire. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on our profitability and our cash flows. We may not be able to accurately predict the time required to drydock any of our ships or any unanticipated problems that may arise. If more than one of our ships is required to be out of service at the same time, or if a ship is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. The initial drydockings for the Methane Rita Andrea and the Methane Jane Elizabeth are expected to be carrried out by 2016.

Delays in deliveries of newbuilding vessels could harm our operating results.

The delivery of any newbuildings we may order could be delayed, which would delay our receipt of revenues under the charters or other contracts related to the vessels. In addition, under some charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuildings could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	the inability to finance the construction or conversion of the vessels; or

•	the inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. According to Clarkson Research, during the period from the start of 1996 to the start of 2011, the global fleet of LNG carriers grew from 90 ships (9.4 million cbm) to 361 ships (51.7 million cbm), due to the construction and delivery of new LNG carriers. Although the global newbuilding order book dropped steeply in 2009 and 2010, orders for 170 newbuilding LNG carriers were placed in the period from the start of 2011 to the start of September 2014, compared to a total of just 11 newbuilding LNG carriers between 2008 and 2010. As of September 1, 2014, the LNG carrier order book totaled 135 ships with an aggregate capacity of 20.6 million cbm. At 36% of the fleet (in terms of carrying capacity), the current order book is notably smaller than the record highs recorded in mid-2006 when it was almost 100% of the existing fleet. Nevertheless, it is substantially larger than it was at the start of 2011 (6% of the existing fleet). We believe that this and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

If charter hire rates are lower when we are seeking new time charters, our revenues and cash flows, including cash available for distribution to unitholders, may decline.

If an active short-term or spot LNG carrier charter market continues to develop, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and short-term time charters of less than twelve months in duration has grown in the past few years. If an active short-term or spot charter market continues to develop, we may enter into short-term time charters upon expiration or early termination of our current charters, for any ships for which we have not secured charters, or for any ships we acquire from GasLog. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping LNG is depressed.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment, and this could adversely impact the value of our assets.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be found to be more efficient or more flexible or have longer physical lives than ours. Competition from these more technologically advanced LNG carriers and the older technology of the steam-powered vessels to be acquired pursuant to the Pending Vessel Acquisition, could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for distribution to unitholders.

Risks associated with operating ocean-going ships could affect our business and reputation.

The operation of ocean-going ships carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	adverse weather conditions;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, or political action in various countries; and

•	work stoppages or other labor problems with crew members serving on our ships.

An accident involving any of our owned ships could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	litigation with our employees, customers or third parties;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Changes in global and regional economic conditions could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities. In particular, despite recent measures taken by the European Union, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. Furthermore, a tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operation and ability to make cash distributions to our unitholders.

Disruptions in world financial markets could limit our ability to obtain future debt financing or refinance existing debt.

Global financial markets and economic conditions have been disrupted and volatile in recent years. Credit markets as well as the debt and equity capital markets were exceedingly distressed and at certain times in recent years it was difficult to obtain financing and the cost of any available financing increased significantly. If global financial markets and economic conditions significantly deteriorate in the future, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as substantial balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. As a result, financing may not be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In the absence of available financing, we also may be unable to take advantage of further business opportunities or respond to competitive pressures.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the ship has been built and subsequently maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship’s flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and special surveys performed under the classification society’s rules.

If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including cleanup costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

In addition, these requirements can affect the resale value or useful lives of our ships, require a reduction in cargo capacity, necessitate ship modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. They could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our ships. Delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.

Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has recently enacted ballast water management system legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our ships’ compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and, possibly, recover from, insurance or to obtain the required certificates for entry into the different ports where we operate.

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or “OPA”, provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the “London Convention”.

Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner’s or operator’s intentional or reckless conduct. These limitations are also subject to periodic updates and may otherwise be amended in the future.

Compliance with OPA and other environmental laws and regulations also may result in ship owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or “IMO”, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and natural gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

We operate our ships worldwide, which could expose us to political, governmental and economic instability that could harm our business.

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In particular, our ships frequent LNG terminals in countries including Egypt, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Malacca. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade.

Although we carry protection and indemnity, hull and machinery and loss of hire insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

Terrorist attacks, international hostilities and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks, piracy and the current conflicts in the Middle East, and other current and future conflicts, may adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. The continuing hostilities in the Middle East may lead to additional acts of terrorism, further regional conflicts, other armed actions around the world and civil disturbance in the United States or elsewhere, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Since 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. Any terrorist attacks targeted at ships may in the future negatively materially affect our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers.

We currently employ armed guards on board certain vessels operating in areas that may be prone to hijacking or terrorist attacks. The presence of armed guards may increase the risk of damage, injury or loss of life in connection with any attacks on our vessels, in addition to increasing crew costs.

We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, including losses relating to the employment of armed guards.

LNG facilities, shipyards, ships, pipelines and gas fields could be targets of future terrorist attacks or piracy. Any such attacks could lead to, among other things, bodily injury or loss of life, as well as damage to the ships or other property, increased ship operating costs, including insurance costs, reductions in the supply of LNG and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage or transportation of LNG to be shipped by us could entitle our customers to terminate our charter contracts in certain circumstances, which would harm our cash flows and our business.

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Concern that LNG facilities may be targeted for attack by terrorists has contributed significantly to local community and environmental group resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect the construction of additional LNG facilities and could lead to the temporary or permanent closing of various LNG facilities currently in operation.

GasLog may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may pay substantially increased costs for its employees and crew.

Our success will depend in large part on GasLog’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

In the future, the ships we own could be required to call on ports located in countries that are subject to restrictions imposed by the United States and other governments.

The United States and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries they consider to be state sponsors of terrorism. For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA”, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions imposed by the U.S. government to non-U.S. companies, such as us, and limits the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products, as well as LNG.

In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012, or the “ITRA”, which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of such person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 whether the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

Although the ships we own have not called on ports in countries subject to sanctions or embargoes or in countries identified as state sponsors of terrorism, including Iran, North Korea and Syria, we cannot assure you that these ships will not call on ports in these countries in the future. While we intend to maintain compliance with all sanctions and embargoes applicable to us, U.S. and international sanctions and embargo laws and regulations do not necessarily apply to the same countries or proscribe the same activities, which may make compliance difficult. Additionally, the scope of certain laws may be unclear, and these laws may be subject to changing interpretations and application and may be amended or strengthened from time to time, including by adding or removing countries from the proscribed lists. Violations of sanctions and embargo laws and regulations could result in fines or other penalties and could result in some investors deciding, or being required, to divest their investment, or not to invest, in us.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries through the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations, although the impact of significant cost increases may be mitigated to some extent with respect to the vessels that are employed under charter contracts with automatic periodic adjustment provisions or cost review provisions.

Governments could requisition our ships during a period of war or emergency, resulting in loss of earnings.

The government of a jurisdiction where one or more of our ships are registered could requisition for title or seize our ships. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our ships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our ships, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our ships would result in off-hire days under our time charters and may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Maritime claimants could arrest our ships, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a ship, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a ship for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a ship. The arrest or attachment of one or more of our ships which is not timely discharged could cause us to default on a charter or breach covenants in certain of our credit facilities and, to the extent such arrest or attachment is not covered by our protection and indemnity insurance, could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Additionally, in some jurisdictions, such as the Republic of South Africa, under the “sister ship” theory of liability, a claimant may arrest both the ship that is subject to the claimant’s maritime lien and any “associated” ship, which is any ship owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one ship in our fleet for claims relating to another of our ships.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our former independent registered public accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic PCAOB inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated the performance of audits of SEC registrants and quality controls of Deloitte Hadjipavlou Sofianos & Cambanis S.A., our independent auditor at that time. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection, it is currently prevented from evaluating the performance of audits and quality control procedures of Deloitte Hadjipavlou Sofianos & Cambanis S.A., who served as our independent auditor until 2014, and, unlike shareholders of most U.S. public companies, our unitholders would be deprived of the possible benefits of such inspections.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions to unitholders.

We are a holding company. Our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make distributions to unitholders depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of distributions. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to make distributions to unitholders.

We may be subject to litigation that could have an adverse effect on us.

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties, as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.

Risks Inherent in an Investment in Us

GasLog and its affiliates may compete with us.

Pursuant to the omnibus agreement between us and GasLog, GasLog and its controlled affiliates (other than us, our general partner and our subsidiaries) generally have agreed not to acquire, own, operate or charter certain LNG carriers operating under charters of five full years or more. The omnibus agreement, however, contains significant exceptions that may allow GasLog or any of its controlled affiliates to compete with us, which could harm our business. For example, these exceptions result in GasLog not being restricted from: acquiring, owning, operating or chartering Non-Five-Year Vessels; acquiring a non-controlling equity ownership, voting or profit participation interest in any company, business or pool of assets; acquiring, owning, operating or chartering a Five-Year Vessel that GasLog would otherwise be restricted from owning if we are not willing or able to acquire such vessel from GasLog within the periods set forth in the omnibus agreement; or owning or operating any Five-Year Vessel that GasLog owns on the closing date of the IPO and that was not part of our initial fleet as of such date. See “Certain Relationships and Related Party Transactions—Omnibus Agreement—Noncompetition” for a detailed description of those exceptions and the definitions of “Five-Year Vessel” and “Non-Five-Year Vessel”.

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has appointed each of our five initial directors, three of whom meet the independence standards of the New York Stock Exchange and also qualify as independent of GasLog under our partnership agreement, so as to be eligible for membership on our conflicts committee. Our general partner has the right to appoint three of our directors. At our 2015 annual meeting, which will be the first annual meeting we will hold after the IPO, the common unitholders will elect two of our directors. The two directors elected by our common unitholders at our 2015 annual meeting will be divided into classes to be elected by our common unitholders annually on a staggered basis. If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected by our common unitholders. That director would be added to the class that does not at such time have a director. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the Code. See “Business”—Taxation of the Partnership”. The majority of our directors are non-United States citizens or residents. Three of our directors meet the above independence standards. We expect that following our first annual meeting in 2015, each of the elected directors and one of the appointed directors will meet the independence standards established by the New York Stock Exchange, and that, at a minimum, each of the elected directors will also qualify as independent of GasLog under our partnership agreement so as to be eligible for membership on our conflicts committee.

The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law.

Effectively, this means that the voting rights of any unitholders not entitled to vote on a specific matter will be redistributed pro rata among the other common unitholders. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to the 4.9% limitation, except with respect to voting their common units in the election of the elected directors.

GasLog and our general partner own a controlling interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

Following this offering, GasLog will own limited partnership units representing a 40.53% partnership interest and a 2.0% general partner interest in us, assuming no exercise of the underwriters’ option to purchase additional common units, and will own and control our general partner. In addition, our general partner has the right to appoint three of five, or a majority, of our directors. Certain of our directors and officers are directors and officers of GasLog or its affiliates, and, as such, they have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between GasLog and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. See “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors”. These conflicts include, among others, the following situations:

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neither our partnership agreement nor any other agreement requires our general partner or GasLog or its affiliates to pursue a business strategy that favors us or utilizes our assets, and GasLog’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of GasLog, which may be contrary to our interests;

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our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

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under our partnership agreement, as permitted under Marshall Islands law, our general partner and our directors have limited fiduciary duties. The partnership agreement also restricts the remedies available to our unitholders, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

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our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80.0% of our common units; and

•	our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Even if our general partner relinquishes the power to elect one director to the common unitholders, so that they will elect a majority of our directors, our general partner will have substantial influence on decisions made by our board of directors. See “Certain Relationships and Related Party Transactions”, “Conflicts of Interest and Fiduciary Duties” and “The Partnership Agreement”.

Our officers face conflicts in the allocation of their time to our business.

Our officers are all employed by GasLog or its applicable affiliate and are or will be performing executive officer functions for us pursuant to the administrative services agreement. Our officers, with the exception of our chief executive officer, Andrew J. Orekar, are not required to work full-time on our affairs and also perform services for affiliates of our general partner (including GasLog). As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition. See “Our Management”.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Under the partnership agreement, our general partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

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permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, GasLog. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

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generally provides that transactions with our affiliates and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable”, our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

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provides that neither our general partner nor our officers or directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. See “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties”.

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2013, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

Pursuant to the ship management agreements, our subsidiaries pay fees for services provided to them by GasLog LNG Services, and reimburses GasLog LNG Services for all expenses incurred on their behalf. These fees and expenses include all costs and expenses incurred in providing the crew and technical management of the vessels in our fleet to our subsidiaries. In addition, our operating subsidiaries pay GasLog LNG Services a fixed management fee for costs and expenses incurred in connection with providing these services to our operating subsidiaries. For the three vessels in our initial fleet and the two vessels to be acquired pursuant to the Pending Vessel Acquisition, we expect the amount of these fees and expenses to be approximately $2.8 million for the twelve months ending September 30, 2015.

In addition, pursuant to an administrative services agreement, GasLog provides us with certain administrative services. We pay a fixed fee to GasLog for its reasonable costs and expenses incurred in connection with the provision of the services under the administrative services agreement. For the three vessels in our initial fleet and the two vessels to be acquired pursuant to the Pending Vessel Acquisition, we expect to pay GasLog approximately $2.9 million in total for the services under the administrative services agreement for the twelve months ending September 30, 2015.

In addition, pursuant to the commercial management agreements, GasLog provides us with commercial management services. We pay, and in the case of the two vessels to be acquired pursuant to the Pending Vessel Acquisition will pay, to GasLog a fixed commercial management fee in U.S. dollars for costs and expenses incurred in connection with providing services. We expect to pay GasLog approximately $1.8 million in total for the services under the amended commercial management agreements for the twelve months ending September 30, 2015.

For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see “Certain Relationships and Related Party Transactions”. The fees and expenses payable pursuant to the ship management agreements, commercial management agreements and the administrative services agreement will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2013. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to you.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they are unable to remove our general partner without GasLog’s consent, unless GasLog’s ownership interest in us is decreased, all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

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The unitholders are unable to remove our general partner without its consent because our general partner and GasLog will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3 of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Following the closing of this offering, GasLog will own 41.35% of the outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units.

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If our general partner is removed without “cause” during the subordination period and units held by our general partner and GasLog are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and our general partner will have the right to convert its general partner interest and the holders of the incentive distribution rights will have the right to convert such incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner. Therefore, the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

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Common unitholders are entitled to elect only two of the five members of our board of directors. Our general partner, by virtue of its general partner interest, in its sole discretion will appoint the remaining directors (subject to its right to transfer the power to elect a majority of our directors to the common unitholders).

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The election of the directors by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors will be selected each year. Prior to the exercise by our general partner of its right to transfer the power to elect a majority of our directors to the common unitholders, one of the three classes will not have a director. Therefore, no director will be up for election by the common unitholders in the year that the empty class is up for election. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•

Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation, except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our partnership agreement on our ability to issue equity securities.

The effect of these provisions may be to diminish the price at which the common units will trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall. You should not rely upon lock-up agreements in connection with our IPO or this offering to limit the amount of common units sold into the market.

We have granted registration rights to GasLog and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. Upon the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, GasLog will own 162,358 common units and 9,822,358 subordinated units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

In addition, we may request that the underwriters reserve up to 5% of the common units offered hereby for officers, directors, employees and certain other persons associated with us. Any participants in this program would be prohibited from selling, pledging or assigning any common units sold to them pursuant to this program for a period of 90 days after the date of this prospectus. However, following the expiration of the 90 day lockup period, sales of a large number of these units could cause the price of our common units to decline.

In connection with our IPO, we, our directors and executive officers, our subsidiaries and our general partner and its affiliates, including GasLog, as well as all participants in the directed unit program and certain significant investors in GasLog who purchased an aggregate of approximately 2.94 million of our common units, agreed not to sell any common units for a period of 180 days from the date of the final prospectus dated May 6, 2014, subject to certain exceptions and extensions. These lock-up agreements will expire on November 2, 2014.

Similarly, in connection with this offering, we, our directors and executive officers, our subsidiaries and our general partner and its affiliates, including GasLog, have agreed not to sell any common units for a period of 90 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions. Basic Management Company Inc., which purchased approximately 2.38 million common units (or approximately 24.2% of our outstanding common units following completion of the IPO but before giving effect to this offering) will not enter into a new lock-up agreement in connection with this offering. Upon the expiration of the lock-up agreement entered into as part of the IPO, the common units held by Basic Management Company Inc. will be freely tradable without restriction or further registration.

In addition, Citigroup Global Markets Inc. may, in its discretion, at any time from time to time and without notice, waive the terms and conditions of any of the lock-up agreements described above to which it is a party.

GasLog, as the holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

GasLog, as the holder of all of the incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by GasLog, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, GasLog will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. We anticipate that GasLog would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that GasLog could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to GasLog in connection with resetting the target distribution levels related to GasLog’s incentive distribution rights. See “Cash Distribution Policy and Restrictions on Distributions—Incentive Distribution Rights” and “Cash Distribution Policy and Restrictions on Distributions—GasLog’s Right to Reset Incentive Distribution Levels”.

We may issue additional equity securities, including securities senior to the common units, without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See “Cash Distribution Policy and Restrictions on Distributions—Subordination Period”, “—Distributions of Available Cash From

Operating Surplus During the Subordination Period” and “—Distributions of Available Cash From Operating Surplus After the Subordination Period”.

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders and they are not subject to any specified maximum dollar amount. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted”, our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80.0% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the limited call right, see “The Partnership Agreement—Limited Call Right”.

At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, GasLog, which owns and controls our general partner, will own 1.13% of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ option to purchase additional common units and the conversion of our subordinated units into common units, GasLog will own 41.35% of our common units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. See “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations on liability of a unitholder.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

The price of our common units after this offering may be volatile.

The price of our common units after this offering may be volatile and may fluctuate due to factors including:

•	our payment of cash distributions to our unitholders;

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organizations standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;

•	general economic conditions;

•	terrorist acts;

•	future sales of our units or other securities;

•	investors’ perceptions of us and the LNG shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common units may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common units despite of our operating performance. Consequently, you may not be able to sell our common units at prices equal to or greater than those that you pay in this offering.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act, or the “Marshall Islands Act”, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Prior to the May 2014 IPO, we had no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership.

Prior to the completion of our IPO in May 2014, we had no history operating as a separate publicly traded entity. As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes- Oxley Act of 2002, or the “Sarbanes-Oxley Act”, the SEC and the NYSE. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded limited partnership will be approximately $2.4 million annually and will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and officer and director compensation. In addition, we expect to incur approximately $1.8 million per annum of costs and fees for the three vessels in our initial fleet pursuant to the administrative services agreement that we will enter into with GasLog. These expenses may increase further after we are no longer an “emerging growth company” and are required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” as described under “Summary—Implications of Being an Emerging Growth Company”. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, which election is irrevocable. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

We are a partnership formed in the Republic of the Marshall Islands, which does not have a well-developed body of case law or bankruptcy law and, as a result, unitholders have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States. Further, the Republic of the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy of the Partnership, there may be a delay of bankruptcy proceedings and the ability of unitholders and creditors to receive recovery after a bankruptcy proceeding. See “Service of Process and Enforcement of Civil Liabilities”.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers. For more information regarding the relevant laws of the Marshall Islands, see “Service of Process and Enforcement of Civil Liabilities”.

Our partnership agreement designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, unless otherwise provided for by Marshall Islands law, for certain litigation that may be initiated by our unitholders, which could limit our unitholders’ ability to obtain a favorable judicial forum for disputes with our general partner.

Our partnership agreement provides that, unless otherwise provided for by Marshall Islands law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims that:

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arise out of or relate in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	are brought in a derivative manner on our behalf;

•	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	assert a claim arising pursuant to any provision of the Marshall Islands Act; or

•	assert a claim governed by the internal affairs doctrine,

regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. any person or entity otherwise acquiring any interest in our common units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

Tax Risks

In addition to the following risk factors, you should read “Business—Taxation of the Partnership”, “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

We may be subject to taxes, which may reduce our cash available for distribution to you.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. See “Business—Taxation of the Partnership”.

U.S. tax authorities could treat us as a “passive foreign investment company” under certain circumstances, which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of “passive income” or at least 50.0% of the average value of its assets produce, or are held for the production of, “passive income”. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, and an opinion of our U.S. counsel, Cravath, Swaine & Moore LLP, we believe that we will not be a PFIC for our current taxable year, and we expect that we will not be treated as a PFIC for any future taxable year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities or other income our U.S. counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or “IRS”, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders would face adverse U.S. federal income tax consequences. See “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

We may have to pay tax on U.S.-source income, which will reduce our cash flow.

Under the Code, the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. For 2013, GasLog did not have any U.S. source gross transportation income.

We may not qualify for the exemption from U.S. federal income tax under Section 883. Even if we do not qualify, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to our unitholders. For a more detailed discussion, see the section entitled “Business—Taxation of the Partnership—United States”.

You may be subject to income tax in one or more non-U.S. jurisdictions as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

We intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries. Furthermore, we intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or taxable presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities or the activities of our subsidiaries may rise to the level of a taxable presence that is attributed to our unitholders for tax purposes. If you are attributed such a taxable presence in a jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. In addition, we may be required to obtain information from you in the event a tax authority requires such information to submit a tax return. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. The United

States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

The ratio of dividend income to distributions on our common units is subject to business, economic and other uncertainties as well as tax reporting positions with which the IRS may disagree, which could result in a higher ratio of dividend income to distributions and adversely affect the value of our common units.

We estimate that approximately 60% of the total cash distributions made to a purchaser of common units in this offering who owns those units from the date of this offering through the period ending December 31, 2017 will constitute dividend income for U.S. tax purposes. The remaining portion of the distributions will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based on certain assumptions that are subject to business, economic, regulatory, competitive and political uncertainties beyond our control. In addition, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. As a result of these uncertainties, these estimates may be incorrect and the actual percentage of total cash distributions that will constitute dividend income could be higher, and any difference could adversely affect the value of the common units. See “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions”.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus which are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our unitholders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•

general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers;

•	future supply of, and demand for, natural gas;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•	our ability to enter into time charters with our existing customers as well as new customers;

•	our contracted charter revenue;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	future operating or financial results and future revenues and expenses;

•	our future financial condition and liquidity;

•

our ability to purchase vessels from GasLog in the future, including the GasLog Seattle, the Solaris, the six vessels recently acquired from BG Group (including the two vessels to be acquired pursuant to the Pending Vessel Acquisition) and Hull Nos. 2072, 2073, 2102 and 2103;

•	the ability to borrow under the sponsor credit facility;

•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our ability to complete the Pending Vessel Acquisition and the New Credit Facility;

•	our expectations relating to making cash distributions on the units, including any increases in cash distributions, and our ability to make such distributions;

•

our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;

•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	acceptance of a vessel by its charterer;

•	number of off-hire days, drydocking requirements and insurance costs;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

•	expiration dates and extensions of charters;

•	our fees and expenses payable under the amended ship management agreements, the administrative services agreement and the amended commercial management agreements;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	GasLog’s ability to retain key employees and provide services to us;

•	future sales of our common units in the public market;

•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	requirements imposed by classification societies;

•	risks inherent in ship operation, including the discharge of pollutants;

•	availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation;

•	our business strategy and other plans and objectives for future operations; and

•	other factors discussed in the “Risk Factors” section of this prospectus.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in the “Risk Factors” section of this prospectus. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in law, governmental rules and regulations, or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business;

•	potential liability from future litigation;

•	length and number of off-hire periods and dependence on affiliated managers; and

•	other factors discussed in the “Risk Factors” section of this prospectus.

We caution that these and other forward-looking statements included in this prospectus represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this prospectus are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described in the “Risk Factors” section of this prospectus. As a result, the forward-looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $135.99 million from the sale of common units offered by this prospectus (including $2.85 million from the sale of general partner units to our general partner to maintain its 2.0% interest in us) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to receive additional net proceeds of approximately $20.52 million if the underwriters’ option to acquire additional common units is exercised in full which includes an additional $0.43 million from our general partner’s related capital contribution. In connection with the Pending Vessel Acquisition, we expect to pay $111.0 million of the net proceeds (after deducting underwriting discounts and estimated expenses and including amounts payable by the general partner to retain its 2.0% interest in us) of this offering—the difference between the $328.0 million aggregate purchase price of the Pending Vessel Acquisition and the $217.0 million of outstanding indebtedness under the Citibank Facility that we expect to assume—to GasLog Carriers, a direct subsidiary of GasLog, which controls us through its ownership of our general partner. Pursuant to the Pending Vessel Acquisition, we will purchase 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively. The Methane Rita Andrea and the Methane Jane Elizabeth are modern LNG carriers built in 2006, each with a capacity of 145,000 cubic meters. For further discussion, see “Summary—Pending Vessel Acquisition”. We expect to use approximately $24.99 million of the remaining net proceeds of this offering (or $45.50 million if the underwriters’ option to acquire additional common units is exercised in full) to repay indebtedness outstanding under the Citibank Facility. In the event that the Pending Vessel Acquisition is not consummated, the net proceeds from this offering will be used for general partnership purposes.

The Citibank Facility bears interest at a rate of LIBOR plus a margin and the applicable tranches mature in April 2016. At June 30, 2014, the six month LIBOR plus applicable spread on the Citibank Facility was 2.83%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowing Activities—Vessel Financing Agreements” for a description of this credit facility. Borrowings under this facility were used to finance the construction of the vessels to be acquired pursuant to the Pending Vessel Acquisition.

An affiliate of Citigroup Global Markets Inc. is a lender under the Citibank Facility and will receive a portion of the proceeds of this offering. Accordingly, this offering is being made in compliance with Rule 5121 of FINRA. See “Underwriting (Conflicts of Interest)”.

CASH AND CAPITALIZATION

The following table shows (a) cash and cash equivalents and (b) capitalization as of June 30, 2014 on an:

•	actual basis;

•

as adjusted basis, giving effect to scheduled principal payments totaling $2.77 million during the period July 1, 2014 to September 1, 2014, and to a cash distribution of $4.13 million, or $0.20604 per unit, which was paid to the unitholders of record on August 11, 2014;

•

as further adjusted basis, giving effect to (i) the issuance and sale of common units in this offering at a public offering price of $31.00 per unit and the capital contribution by our general partner to maintain its 2.0% general partner interest in us, assuming no exercise of the underwriters’ option to purchase additional units, resulting in net proceeds of approximately $135.99 million (after deducting underwriting discounts and commissions of $5.58 million and estimated offering expenses of $0.78 million), (ii) the Pending Vessel Acquisition, including the assumption of related debt outstanding under the Citibank Facility, and (iii) the prepayment of approximately $24.99 million due under the Citibank Facility in connection with the Pending Vessel Acquisition.

This table does not give effect to borrowing under the New Credit Facility to refinance our existing debt and the Citibank Facility.

This table is derived from and should be read together with the condensed combined and consolidated financial statements of GasLog Partners LP and the accompanying notes contained elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	As of June 30, 2014
	Actual	As Adjusted	As Further Adjusted
	(dollars in thousands)
CASH
Cash and cash equivalents	$52,570	$45,669	$45,669

CAPITALIZATION
Debt:(1)
GasLog Shanghai and GasLog Santiago Facility	252,448	250,443	250,443
GasLog Sydney Facility	48,991	48,226	48,226
Citibank Facility	—	—	192,013
Unamortized deferred loan issuance costs	(4,824)	(4,824)	(4,824)

Total debt	296,615	293,845	485,858

Partners’ Capital:
Common unitholders: 9,822,358 units issued and outstanding as of June 30, 2014 and as adjusted and 14,322,358 units issued and outstanding as further adjusted	189,588	187,564	320,704
Subordinated unitholders: 9,822,358 units issued and outstanding as of June 30, 2014, as adjusted and as further adjusted	94,872	92,848	92,848
General partner: 400,913 units issued and outstanding as of June 30, 2014 and as adjusted and 492,750 units issued and outstanding as further adjusted	3,876	3,793	6,640

Total Partners’ Capital	288,336	284,205	420,192

Total capitalization	$584,951	$578,050	$906,050

(1)

All of our outstanding debt has been incurred by our vessel owning subsidiaries. It is secured by our vessels and guaranteed by GasLog and GasLog Carriers Ltd., an intermediate holding company for GasLog. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

PRICE RANGE OF OUR COMMON UNITS

Our common units started trading on the New York Stock Exchange under the symbol “GLOP” on May 7, 2014. The following table sets forth the high and low closing sale prices for the common units since the date of listing for the periods indicated.

	Price Range
	High	Low
Second Quarter 2014 (May 7, 2014 to June 30, 2014)	$36.39	$26.11
May 2014 (May 7, 2014 to May 31, 2014)	26.96	26.11
June 2014	36.39	27.95
July 2014	36.91	32.30
August 2014	34.09	31.82
September 2014 (September 1, 2014 to September 23, 2014)	33.30	30.00

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders are better served by our distributing our available cash (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it, because we believe we will generally finance any expansion capital expenditures from external financing sources. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or legal right to receive distributions unless there is available cash at the end of each quarter as defined in our partnership agreement. The determination of available cash is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this prospectus in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

•

We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•

Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. GasLog will own common units representing a 0.66% ownership interest in us and all of our subordinated units outstanding immediately after the closing of this offering. See “The Partnership Agreement—Amendment of the Partnership Agreement”.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Risk Factors” for a discussion of these factors.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

Distributions of Available Cash

General

Within 45 days after the end of each quarter, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of any subsidiaries we do not wholly own):

•	less, the amount of cash reserves (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) established by our board of directors and our subsidiaries to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments or other agreements; and/or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (except to the extent establishing such reserves would cause us to not be able to distribute the minimum quarterly distribution (plus any arrearage) for such quarter);

•	plus, all cash on hand (including our proportionate share of cash on hand of any subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.375 per unit, or $1.50 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses.

If the Pending Vessel Acquisition is consummated, our management intends to recommend to our board of directors an increase in our quarterly cash distribution of between $0.05625 and $0.06250 (between $0.225 and $0.250 per unit on an annualized basis), which would become effective for our distribution with respect to the quarter ending December 31, 2014. Any such increase would be conditioned upon, among other things, the closing of the Pending Vessel Acquisition, the approval of such increase by our board of directors and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are effectively prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a discussion of the restrictions contained in our financing agreements that may restrict our ability to make distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus”. We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	$19.0 million; plus

•

all of our cash receipts (including our proportionate share of cash receipts of any subsidiaries we do not wholly own and provided that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; plus

•

working capital borrowings (including our proportionate share of working capital borrowings for any subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as a vessel) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•

all of our “operating expenditures” (which includes estimated maintenance and replacement capital expenditures and is further described below; including our proportionate share of operating expenditures by any subsidiaries we do not wholly own); less

•

the amount of cash reserves (including our proportionate share of cash reserves for any subsidiaries we do not wholly own) established by our board of directors to provide funds for future operating expenditures; less

•	any cash loss realized on dispositions of assets acquired using investment capital expenditures; less

•	all working capital borrowings (including our proportionate share of working capital borrowings by any subsidiaries we do not wholly own) not repaid within twelve months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $19.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including but not limited to taxes, employee and director compensation, reimbursement of expenses to our general partner, repayment of working capital borrowings, debt service payments and payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its specified termination date be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), provided that operating expenditures will not include:

•	deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under “—Capital Expenditures” below);

•	payment of transaction expenses (including taxes) relating to interim capital transactions; or

•	distributions to partners.

Capital Expenditures

For purposes of determining operating surplus, capital expenditures are classified as either maintenance and replacement capital expenditures, expansion capital expenditures or investment capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain, over the long-term, the operating capacity of or the revenue generated by our capital assets.

Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel or improving an existing vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with drydocking, modifying an existing vessel or acquiring a new vessel, to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance and replacement capital expenditures also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights) to finance the acquisition or construction of a replacement vessel and paid in respect of the construction period. We define construction period as the period beginning on the date that we enter into a binding acquisition or construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our incentive distribution rights) are also considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period. In order to avoid these fluctuations having a similar effect on operating surplus, adjusted operating surplus and available cash for distribution to our unitholders, our partnership agreement requires that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In our partnership agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as “estimated maintenance capital expenditures”. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, see “Our Cash Distribution Policy and Restrictions on Distributions”.

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus has the following effects:

•

it reduces the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it may reduce the need for us to borrow to pay distributions;

•	it may make it more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to GasLog; and

•

it reduces the likelihood that a large maintenance and replacement capital expenditure in a period will prevent GasLog from being able to convert some or all of its subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

Capital surplus generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that enables us, if we choose, to distribute as operating surplus up to $19.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after March 31, 2017, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis and the related distribution on the 2.0% general partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period will end before March 31, 2017.

For purposes of determining whether the tests in the bullets above have been met, the three consecutive, non-overlapping four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

If the expiration of the subordination period occurs as a result of us having met the tests described above, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

Definition of Adjusted Operating Surplus

Adjusted operating surplus for any period generally means:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under “—Operating Surplus and Capital Surplus—Definition of Operating Surplus” above); less

•

the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; less

•

the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period not relating to an operating expenditure made during that period; plus

•

the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; plus

•

the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Removal of Our General Partner on the Subordination Period

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•

the subordination period will end and each subordinated unit will immediately convert into one common unit and will then participate pro rata with the other common units in distributions of available cash;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog currently holds the incentive distribution rights. The incentive distribution rights may be transferred separately from any other interests, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2019. See “The Partnership Agreement—Transfer of Incentive Distribution Rights”. Any transfer by GasLog of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.43125 per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.46875 per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$0.375	98.0%	2.0%	0%
First Target Distribution	up to	$0.43125	98.0%	2.0%	0%
	above	$0.43125
Second Target Distribution	up to	$0.46875	85.0%	2.0%	13.0%
	above	$0.46875
Third Target Distribution	up to	$0.5625	75.0%	2.0%	23.0%
Thereafter	above	$0.5625	50.0%	2.0%	48.0%

GasLog’s Right to Reset Incentive Distribution Levels

GasLog, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to GasLog would be set. GasLog’s right to reset the minimum quarterly distribution amount and the cash target distribution levels upon which the incentive distributions payable to GasLog are based may be exercised, without approval of our unitholders or the conflicts committee of our board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the cash target distribution levels GasLog and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our board of directors that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and cash target distribution levels will be higher than the minimum quarterly distribution amount and the cash target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset cash target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that GasLog would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to GasLog.

In connection with the resetting of the minimum quarterly distribution amount and the cash target distribution levels and the corresponding relinquishment by GasLog of incentive distribution payments based on the cash target distribution levels prior to the reset, GasLog will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by GasLog for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. We will also issue an additional amount of general partner units in order to maintain the general partner’s ownership interest in us relative to the issuance of the additional common units.

The number of common units that GasLog would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the cash target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by GasLog in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the cash target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for that quarter;

•

third, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

Assuming that it continues to hold a majority of our incentive distribution rights, GasLog will be entitled to cause the minimum quarterly distribution amount and the cash target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the units, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the cash target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for GasLog to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the cash target distribution levels to zero, we will then make all future distributions 50.0% to the holders of units, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights (initially, GasLog). The 2.0% interests shown for our general partner assumes that our general partner maintains its 2.0% general partner interest.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and cash target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the cash target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the cash target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

•

second, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

The immediately preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as of the dates indicated, selected historical financial and operating data. Our historical combined and consolidated financial statements were prepared on the basis that the acquisition of our initial fleet constituted a reorganization of companies under common control. The selected historical financial data as of and for the years ended December 31, 2012 and 2013 has been derived from the audited combined and consolidated financial statements of GasLog Partners LP, and the selected historical financial data as of June 30, 2014 and for the six month periods ended June 30, 2013 and 2014 has been derived from the interim unaudited condensed combined and consolidated financial statements of GasLog Partners LP. The financial statements have been prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”, which are included elsewhere in this prospectus.

The Pending Vessel Acquisition will be accounted for as a reorganization of companies under common control. Beginning with the first quarter following the completion of the Pending Vessel Acquisition, the Partnership’s historical results will be retroactively restated to reflect the historical results of the Methane Rita Andrea and Methane Jane Elizabeth during the periods they were owned by GasLog.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the historical combined and consolidated financial statements of GasLog Partners LP, the interim unaudited condensed combined and consolidated financial statements, and the notes thereto included elsewhere in this prospectus.

The results of operations reflect operations of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, which commenced operations under their respective charters from January 2013, March 2013 and May 2013, respectively.

Our results of operations, cash flows and financial conditions could differ from those that would have resulted if we operated autonomously or as an entity independent of GasLog in the periods prior to our IPO for which historical financial data is presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(dollars in thousands)
Statement of Profit or Loss:
Revenues	$—	$64,143	$21,735	$41,717
Vessel operating costs	—	(13,097)	(4,983)	(7,946)
Depreciation	—	(12,238)	(4,129)	(7,967)
General and administrative expenses	(30)	(1,525)	(661)	(1,707)

(Loss)/profit from operations	(30)	37,283	11,962	24,097

Financial costs	(1)	(12,133)	(4,117)	(10,229)
Financial income	110	32	16	9
(Loss)/gain on interest rate swaps	(940)	1,036	2,747	(3,616)

Total other expense	(831)	(11,065)	(1,354)	(13,836)

(Loss)/profit for the year/period	$(861)	$26,218	$10,608	$10,261

Earnings per unit for the period May 12, 2014 to June 30, 2014, Basic and Diluted:(1)
Common unit	—	—	—	0.21
Subordinated unit	—	—	—	0.18
General partner unit	—	—	—	0.19

	As of December 31,		As of June 30,
	2012	2013	2014
	(dollars in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	$2	$14,404	$52,570
Vessels(2)	—	562,531	554,732
Vessels under construction	118,482	—	—
Total assets	128,765	581,770	613,762
Loans—current portion	—	22,075	17,697
Loans—non-current portion	—	363,917	278,917
Total equity	106,629	156,169	288,336

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(dollars in thousands)
Cash Flow Data:
Net cash (used in)/from operating activities	$(110)	$32,159	$15,545	$12,779
Net cash from/(used in) investing activities	110	(454,263)	(452,780)	(1,491)
Net cash from financing activities	—	436,506	448,754	26,878

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
Fleet Data:
Number of LNG carriers at end of period	—	3	3	3
Average number of LNG carriers during period	—	2.3	1.6	3
Average age of LNG carriers (years)	—	0.76	0.26	1.26
Total calendar days for fleet	—	833	282	543
Total operating days for fleet(3)	—	833	282	543

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(dollars in thousands)
Other Financial Data:
EBITDA(4)	$(30)	$49,521	$16,091	$32,064
Adjusted EBITDA(4)	(42)	49,559	16,105	32,133
Capital expenditures:
Payment for vessels under construction	—	452,792	452,792	—

(1)

As disclosed in Note 1 to our audited combined and consolidated financial statements, the general partner interest, the common units and the subordinated units were issued to GasLog in exchange for the shares in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., which owned the three LNG vessels in our initial fleet, and to the other common unitholders in connection with the IPO on May 12, 2014. Earnings per unit is presented for the period in which the units were outstanding.

(2)

Represents vessels in our initial fleet less accumulated depreciation. See Note 3 to our audited combined and consolidated financial statements and Note 4 to our interim unaudited condensed combined and consolidated financial statements included elsewhere in this prospectus.

(3)

The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(4)	Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA. We define EBITDA as earnings before interest income and expense, gain/loss on interest rate swaps, depreciation and amortization and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/(losses). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our operating performance and ability to generate cash for debt service and capital expenditures, as well as our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance and ability to generate cash for debt service and capital expenditures. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on interest rate swaps, foreign exchange gains/(losses), depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. We believe that including adjusted EBITDA as an operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing operational strength and cash generating ability in assessing whether to continue to hold common units.

EBITDA and adjusted EBITDA have limitations as analytical tools and should not be considered alternatives to profit/(loss), profit/(loss) from operations, cash flow (used in)/from operating activities or any other measure of operating performance or liquidity presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

EBITDA and adjusted EBITDA exclude some, but not all, items that affect profit/(loss) and net cash from operating activities, and these measures may vary among other companies. Therefore, EBITDA and adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA and adjusted EBITDA to profit/(loss) and net cash from operating activities, the most directly comparable IFRS financial measures, for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(dollars in thousands)
Reconciliation to profit/(loss):
(Loss)/profit	$(861)	$26,218	$10,608	$10,261
Financial income	(110)	(32)	(15)	(9)
Financial costs	1	12,133	4,116	10,229
Loss/(gain) on interest rate swaps	940	(1,036)	(2,747)	3,616
Depreciation	—	12,238	4,129	7,967

EBITDA	$(30)	$49,521	$16,091	$32,064
Foreign exchange (gains)/losses	(12)	38	14	69

Adjusted EBITDA	$(42)	$49,559	$16,105	$32,133

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(dollars in thousands)
Reconciliation to net cash from operating activities:
Net cash (used in)/from operating activities	$(110)	$32,159	$15,545	$14,793
Net increase in operating assets	960	1,543	1,780	791
Net increase in operating liabilities	(408)	(8,324)	(1,953)	(1,444)
Net change in related parties	(472)	13,646	(1,852)	10,280
Interest paid	—	9,223	2,237	6,418
Non-cash contributed services	—	(627)	(421)	—
Realized loss on interest rate swaps	—	1,901	755	1,226

EBITDA	$(30)	$49,521	$16,091	$32,064

Foreign exchange (gains)/losses	(12)	38	14	69

Adjusted EBITDA	$(42)	$49,559	$16,105	$32,133

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the years 2013 and 2012 and for the six month periods ended June 30, 2014 and June 30, 2013. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms when used for the period until the completion of the IPO refer to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. When used for periods after the completion of the IPO, those terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with the annual combined and consolidated financial statements of the Partnership and the interim unaudited condensed combined and consolidated financial statements of GasLog Partners LP and its subsidiaries included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with IFRS, as issued by the IASB, and are presented in U.S. dollars. This discussion contains forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results or events or conditions may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this prospectus.

On May 12, 2014, the Partnership completed its IPO with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters), resulting in gross proceeds of $202.86 million and representing a 48.2% limited partner interest. Concurrently with the IPO, the Partnership acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. from GasLog in exchange for (i) 162,358 common units and 9,822,538 subordinated units issued to GasLog, representing a 49.8% limited partner interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC, a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65.70 million of cash consideration paid directly to GasLog from the IPO proceeds.

As of June 30, 2014, GasLog holds a 51.8% interest of the Partnership and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with Partnership agreement, GasLog has the ability to control the Partnership’s affairs and policies.

In addition to the cash consideration of $65.70 million paid to GasLog, GasLog Partners used the net IPO proceeds of $186.03 million to (a) prepay $82.63 million of debt plus accrued interest of $0.42 million and (b) make a payment of $2.28 million (including $0.27 million accrued interest) to settle the marked-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.00 million was retained by the Partnership for general partnership purposes.

Prior to the closing of the IPO, we did not own any vessels. The following discussion assumes that our business was operated as a separate entity prior to its inception. The Partnership was accounted for as a reorganization of entities under common control. The consideration for the 100% interests in the subsidiaries which own a 100% interest in the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney that were contributed to us was determined based on fair values; however, since GasLog and the Partnership are entities under common control, the consideration was accounted for at historical carrying values.

The annual combined and consolidated financial statements and the interim unaudited condensed combined and consolidated financial statements, the results of which are discussed below, include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog. All significant intra-group transactions and balances are eliminated.

For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results. Other than as discussed below under “—Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects”, the vessels and all of their related assets, liabilities, revenues, expenses and cash flows contributed to us in connection with the IPO reflect all of the net assets included in the financial statements in the years discussed below. We manage our business and analyze and report our results of operations in a single segment.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our initial fleet of three LNG carriers, which have charter terms expiring in 2018 and 2019, were contributed to us by GasLog, which controls us through its ownership of our general partner.

Our initial fleet consists of three LNG carriers, built in 2013, with modern tri-fuel diesel electric propulsion technology that operate under long-term charters with subsidiaries of BG Group. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners. We intend to operate our vessels under long-term charters with predictable cash flows and to grow our position in the LNG market through further acquisitions of LNG carriers from GasLog and third parties. We believe we can grow our distributions per unit organically by providing reliable customer service to our charterers and leveraging GasLog’s relationships, expertise and reputation. We intend to make further acquisitions of LNG carriers from GasLog, including the Pending Vessel Acquisition, and third parties to grow our fleet. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers and provides support to international energy companies as part of their LNG logistics chain. GasLog was founded and is effectively controlled by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the New York Stock Exchange on March 30, 2012, under the symbol “GLOG”. At the time of its initial public offering, GasLog’s owned fleet consisted of ten LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 126% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order. This increase includes: two LNG newbuilding orders announced in February 2013, two LNG newbuilding orders announced in August 2013, two LNG newbuilding orders and two exercised options for newbuilding orders announced in June 2014, all of which are expected to be delivered through the second half of 2017; the acquisition of one 2010 built LNG carrier announced in September 2013; and six secondhand steam-powered ships that were acquired from BG Group in April and June 2014. Each of the four newbuildings announced in 2013 is under a long-term charter, which will commence upon delivery. Since January 1, 2013, GasLog has taken delivery of five LNG carriers. As of September 1, 2014, GasLog has a fully owned 22 ship fleet, including 12 ships on the water and 10 LNG carriers on order from Samsung and Hyundai, as well as a 51.8% ownership in the Partnership (before giving effect to this offering).

Initial Fleet

Our initial fleet consists of:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Charter Expiration	Optional Period(2)
GasLog Shanghai	2013	155,000	BG Group	January 2018	2021–2026
GasLog Santiago	2013	155,000	BG Group	March 2018	2021–2026
GasLog Sydney	2013	155,000	BG Group	May 2019	2022–2027

(1)	Vessels are chartered to a subsidiary of BG Group.

(2)

The charters may be extended for up to two extension periods of three or four years, and each charter requires that the charterer provide us with 90 days’ notice before the charter expiration of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

Pending Vessel Acquisition

On August 14, 2014, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million, which will be funded with a combination of new or existing debt (as discussed above) and proceeds raised in this offering. GasLog purchased the Methane Rita Andrea and the Methane Jane Elizabeth from BG Group in April 2014. In connection with the transaction, the Partnership will acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. with $2.0 million of positive net working capital existing at the time of closing. GasLog supervised the construction of each ship and has provided technical management for the ships since delivery.

The entities being purchased pursuant to the Pending Vessel Acquisition currently have $217.0 million of outstanding indebtedness in respect of the two vessels to be acquired. In connection with the Pending Vessel Acquisition, we expect to pay $111.0 million of the net proceeds (after deducting underwriting discounts and estimated expenses and including amounts payable by the general partner to retain its 2.0% interest in us) of this offering—the difference between the $328.0 million aggregate purchase price of the Pending Vessel Acquisition and the $217.0 million of outstanding indebtedness under the Citibank Facility that we expect to assume—to GasLog Carriers, a direct subsidiary of GasLog. We expect to use approximately $24.99 million of the remaining net proceeds of this offering (or $45.50 million if the underwriters’ option to acquire additional common units is exercised in full) to repay indebtedness outstanding under the Citibank Facility. In addition, shortly following the closing of the Pending Vessel Acquisition, we expect to refinance all our outstanding indebtedness and the indebtedness of the entities being acquired pursuant to the Pending Vessel Acquisition with borrowing under the New Credit Facility. See “—Recent Developments”.

The following table provides information about the ships to be purchased under the Pending Vessel Acquisition:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Charter Expiration	Optional Period(2)
Methane Rita Andrea	2006	145,000	BG Group	April 2020	2021–2026
Methane Jane Elizabeth	2006	145,000	BG Group	October 2019	2021–2026

(1)	Vessels are chartered to a subsidiary of BG Group.

(2)

Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

The Pending Vessel Acquisition and the purchase price were approved by our board of directors and the conflicts committee of our board of directors. The conflicts committee retained an independent financial advisor to assist it in evaluating the Pending Vessel Acquisition. In determining that the Pending Vessel Acquisition is fair and reasonable to us, the conflicts committee obtained the views of its financial advisor as to the fairness of the purchase price.

We have agreed to the Pending Vessel Acquisition for the following reasons:

•	the long-term, fixed-rate charters with BG Group fits our objective of generating stable cash flows;

•	the Pending Vessel Acquisition will increase the scale and diversity of our operations;

•	the Pending Vessel Acquisition is expected to increase our financial strength and flexibility by increasing our cash flow; and

•	the Pending Vessel Acquisition is expected to increase our cash available for distribution to our unitholders.

We estimate that the vessels being acquired will generate $47.7 million of incremental contracted revenue over their initial charter terms and add over $34.5 million per annum to our EBITDA(1). However, we may not realize that level of revenue or EBITDA from the acquisition of these vessels.

If the Pending Vessel Acquisition is consummated, our management intends to recommend to our board of directors an increase in our quarterly cash distribution of between $0.05625 and $0.06250 (between $0.225 and $0.250 per unit on an annualized basis), which would become effective for our distribution with respect to the quarter ending December 31, 2014. Any such increase would be conditioned upon, among other things, the closing of the Pending Vessel Acquisition, the approval of such increase by our board of directors and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

(1)	Non-GAAP Financial Measures

EBITDA. We define EBITDA as earnings before interest income and expense, gain/loss on interest rate swaps, depreciation and amortization and taxes. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our operating performance and ability to generate cash for debt service and capital expenditures, as well as our compliance with the financial covenants and restrictions contained in our financing agreements. We believe that EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on interest rate swaps, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. We believe that including EBITDA as an operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing operational strength and cash generating ability in assessing whether to continue to hold common units.

EBITDA has limitations as an analytical tool (see “Selected Historical Financial and Operating Data”) and should not be considered an alternative to profit/(loss), profit/(loss) from operations, cash flow (used in)/from operating activities or any other measure of operating performance or liquidity presented in accordance with IFRS. EBITDA excludes some, but not all, items that affect profit/(loss) and net cash from operating activities, and these measures may vary among other companies. Therefore, EBITDA may not be comparable to similarly titled measures of other companies.

Estimated EBITDA for the two LNG carriers we are purchasing for the first twelve months of operation is based on the following assumptions:

•	closing of the Pending Vessel Acquisition in the third quarter of 2014 and timely receipt of charter hire specified in the charter contracts;

•	utilization of 363 days per year and no drydocking;

•	vessel operating and supervision costs and charter commissions per current internal estimates; and

•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this prospectus, but if these assumptions prove to be incorrect, actual EBITDA for the vessels could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

We intend to use the proceeds of this offering, and the related capital contribution to us by our general partner, to partially fund the purchase price for the Pending Vessel Acquisition and to prepay or refinance related indebtedness.

We expect the Pending Vessel Acquisition to close following the closing of this offering, subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions. The Pending Vessel Acquisition may not close as anticipated or it may close with adjusted terms. See “Risk Factors—Risks Inherent in Our Business—The Pending Vessel Acquisition may not close as anticipated or it may close with adjusted terms”. This offering is not conditioned on the closing of the Pending Vessel Acquisition. If the Pending Vessel Acquisition does not close, we will use the net proceeds from this offering and the related capital contribution to us by our general partner for general partnership purposes.

The Pending Vessel Acquisition will be accounted for as a reorganization of companies under common control. Beginning with the first quarter following the completion of the Pending Vessel Acquisition, the Partnership’s historical results will be retroactively restated to reflect the historical results of the Methane Rita Andrea and Methane Jane Elizabeth during the periods they were owned by GasLog.

Recent Developments

GasLog Partners LP

On August 1, 2014, we announced a partial cash distribution for the second quarter of 2014 of $4.13 million, or $0.20604 per unit, pro-rated from the IPO closing date through June 30, 2014, which was paid to all unitholders of record as of August 11, 2014. This distribution corresponds to a quarterly distribution of $0.375 per unit, or $1.50 per unit per year.

On August 5, 2014, we entered into a commitment letter and a coordination letter with Citibank for a credit facility for up to $450 million to refinance the existing debt facilities for our initial fleet, as well as the debt facilities for the vessels to be acquired pursuant to the Pending Vessel Acquisition. The refinanced debt is expected to have a tenor of five years and an amortization profile of 20 years, which we believe will increase our financial flexibility. The New Credit Facility will be secured by a first priority mortgage on each of our current vessels and, when delivered, the vessels to be acquired pursuant to the Pending Vessel Acquisition, a specific assignment of each of the existing charters and a first assignment of earnings and insurances in relation to the vessels. The New Credit Facility will bear interest at LIBOR plus a margin and will be payable in 20 equal quarterly payments of $5.625 million each and a balloon payment of $337.5 million together with the final quarterly payment. We expect that the New Credit Facility will have financial and restrictive covenants that are consistent with our existing debt. The closing of the New Credit Facility is subject to conditions precedent, including the negotiation and execution of final documentation and final lender approvals. We expect the New Credit Facility to be entered into and funded shortly following the closing of the Pending Vessel Acquisition. In addition, at the closing of the Pending Vessel Acquisition, we expect to use a portion of the proceeds from this offering to prepay amounts related to the Methane Rita Andrea and Methane Jane Elizabeth currently outstanding under the Facility Agreement between GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd. as borrowers, Citibank, N.A., London Branch, as mandated lead arranger, the financial institutions listed in Schedule 1 thereto as lenders, Citibank as bookrunner, Citibank International Plc as agent of the other finance parties and Citibank as security agent and trustee, which such borrowers entered into to finance the purchase of the Methane Rita Andrea and the Methane Jane Elizabeth (as well as the Methane Lydon Volney, which is not being acquired in the Pending Vessel Acquisition), which we refer to as the Citibank Facility. See “—Liquidity and Capital Resources”.

If the New Credit Facility described above is not entered into and funded at or prior to the closing of the Pending Vessel Acquisition, (1) the Citibank Facility will remain in place and (2) as required by the Citibank Facility, we and GasLog Partners Holdings LLC, our wholly owned subsidiary, will enter into a guarantee agreement with Citibank pursuant to which we and GasLog Partners Holdings LLC will guarantee the obligations of the borrowers under the Citibank Facility (including GAS-eighteen Ltd., an entity that will not be acquired from GasLog under the Pending Vessel Acquisition). See “—Liquidity and Capital Resources”. The funding of the New Credit Facility is not a condition to the completion of this offering or the Pending Vessel Acquisition.

GasLog Ltd.

In May 2014, subsidiaries of GasLog entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cbm each). The vessels are expected to be delivered in the first and second half of 2017, respectively.

In June 2014, subsidiaries of GasLog entered into shipbuilding contracts with Hyundai for the construction of two LNG carriers (174,000 cbm each). The vessels are expected to be delivered in the second half of 2017.

On June 30, 2014, GasLog took delivery of the Solaris, a 155,000 cbm LNG carrier constructed by Samsung that commenced her seven year charter party agreement with Shell.

Option Vessels

We have the option to purchase the following 12 LNG carriers from GasLog, including the two vessels to be acquired pursuant to the Pending Vessel Acquisition, within 36 months after each such vessel’s acceptance by its charterer (or, in the case of the GasLog Seattle and the six vessels recently acquired from BG Group, including the two vessels subject to the Pending Vessel Acquisition, 36 months after the closing of the IPO), in each case at fair market value as determined pursuant to the omnibus agreement.

Our ability to purchase these optional vessels, should we exercise our right to purchase such vessels, is dependent on our ability to obtain financing to fund all or a portion of the acquisition costs of these vessels and may be dependent on the consent of existing lenders to GasLog with respect to these optional vessels. See “Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or financing agreement”. As of the date of this prospectus, we have not secured any financing in connection with the 12 optional vessels (other than those to be acquired pursuant to the Pending Vessel Acquisition). In connection with the Pending Vessel Acquisition, we will enter into the New Credit Facility or the Guarantee. See “—Recent Developments”.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Charter Expiration(3)
GasLog Seattle	2013	155,000	Shell	December 2020
Solaris	2014	155,000	Shell	June 2021
Hull No. 2072	Q1 2016	174,000	BG Group	2026
Hull No. 2073	Q2 2016	174,000	BG Group	2026
Hull No. 2102	Q3 2016	174,000	BG Group	2023
Hull No. 2103	Q4 2016	174,000	BG Group	2023
Methane Rita Andrea(4)	2006	145,000	BG Group	April 2020
Methane Jane Elizabeth(4)	2006	145,000	BG Group	October 2019
Methane Lydon Volney	2006	145,000	BG Group	October 2020
Methane Shirley Elisabeth	2007	145,000	BG Group	December 2019
Methane Heather Sally	2007	145,000	BG Group	December 2020
Methane Alison Victoria	2007	145,000	BG Group	June 2020

(1)	For newbuildings, expected delivery quarters are presented.

(2)	Vessels are chartered to a subsidiary of BG Group or a subsidiary of Shell, as applicable.

(3)

Indicates the expiration of the initial term. The charterer of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. For the other vessels in the above table, the charterers have unilateral options to extend the term of the time charters for periods ranging from 5 to 10 years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter.

(4)	Vessels to be acquired pursuant to the Pending Vessel Acquisition. See “—Pending Vessel Acquisition”.

GasLog also has the following 10 additional carriers in its fleet, which it will be required to offer to us for purchase at fair market value as determined pursuant to the omnibus agreement if charters are secured with committed terms of five full years or more:

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Charter Expiration
GasLog Savannah	2010	155,000	BG Group	September 2015(3)
GasLog Singapore	2010	155,000	BG Group	September 2016(3)
GasLog Skagen	2013	155,000	BG Group	April 2021(4)
GasLog Chelsea	2010	153,600	Spot Market	N/A
Hull No. 2043	Q4 2014	155,000	N/A	N/A
Hull No. 2044	Q1 2015	155,000	N/A	N/A
Hull No. 2130	Q2 2017	174,000	N/A	N/A
Hull No. 2131	Q3 2018	174,000	N/A	N/A
Hull No. 2800	Q3 2017	174,000	N/A	N/A
Hull No. 2801	Q4 2017	174,000	N/A	N/A

(1)	For newbuildings, expected delivery quarters are presented.

(2)	Vessels are chartered to a subsidiary of BG Group or a spot market counterparty, as indicated.

(3)

Indicates the expiration of the initial term. The charterers have unilateral options to extend the term of the time charters for periods ranging from 30 to 90 months, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter.

(4)

Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

In addition to the LNG carriers described in the preceding paragraphs, we intend to leverage our relationship with GasLog to make accretive acquisitions of LNG carriers with long-term charters from GasLog and third parties to increase our distributions per unit. Pursuant to the omnibus agreement, GasLog will be required to offer to us for purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if charters are secured with committed terms of five full years or more. Except as discussed elsewhere in this prospectus, this right will continue throughout the entire term of the omnibus agreement. In addition to GasLog’s committed order book, GasLog currently holds fixed price options from Samsung on two additional 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If GasLog exercises these options, Samsung has agreed to grant GasLog two additional options. GasLog also holds fixed price options from Hyundai on four additional 174,000 cbm newbuildings with delivery dates in late 2017 and during 2018. In addition, we will have a right of first offer with regard to any proposed sale, transfer or other disposition of any LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter of five full years or more that GasLog owns, as discussed elsewhere in this prospectus. Our ability to acquire additional LNG carriers from GasLog is subject to obtaining any applicable consents of governmental authorities and other non-affiliated third parties, including the relevant lenders and charterers. Under the omnibus agreement, GasLog will be obligated to use reasonable efforts to obtain any such consents. Our ability to exercise any right to acquire additional LNG carriers will also be subject to our ability to obtain additional equity and debt financing. We cannot assure you that in any particular case the necessary consent will be obtained. See “Certain Relationships and Related Party Transactions—Omnibus Agreement”.

Our Charters

We generate revenues by charging customers for the transportation of their LNG using our LNG carriers. These services are provided under time charters, whereby the vessels that we operate, and for which we are responsible for providing crews, are chartered to customers for a fixed period of time at hire rates that are generally fixed. In the case of our initial fleet, such hire rates increase annually based on a fixed percentage, although existing charters on certain of the vessels subject to the purchase options do not have similar provisions. Where included, such adjustment provisions may enable us to offset expected increases in operating costs to the extent that such provisions are included in our charter contracts. Under our time charters, hire payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount and the customer is responsible for substantially all voyage expenses incurred.

When the vessel is “off-hire”, as described below, the customer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•

operational deficiencies; scheduled and unscheduled drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crew strikes, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

For more information on our charters, see “Business—Ship Time Charters”.

Historical Employment of Our Fleet

All vessels in our initial fleet have operated under a time charter with a subsidiary of BG Group, which commenced upon each vessel’s delivery date.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

Our result of operations, cash flows and financial conditions could differ from those that would have resulted if we operated autonomously or as an entity independent of GasLog in the years for which historical financial data is presented below, and such data may not be indicative of our future operating results or financial performance.

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•

The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. For example, each of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were delivered from the shipyard during 2013 and did not have any historical operations prior to that time. In addition, pursuant to the omnibus agreement, (i) we have the option to purchase from GasLog 12 additional LNG carriers, the GasLog Seattle, the Solaris, the six vessels recently acquired from BG Group (including the two vessels to be acquired pursuant to the Pending Vessel Acquisition), and Hull Nos. 2072, 2073, 2102 and 2103, at fair market value as determined in accordance with the provisions of the omnibus agreement, and (ii) GasLog will be required to offer to us for purchase at fair market value any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires (including the newbuildings covered under option contracts with Samsung and Hyundai if GasLog exercises such options) if charters are secured with committed terms of five full years or more. Furthermore, we may grow through the acquisition in the future of other vessels as part of our growth strategy. Our historical results do not reflect the results of the vessels to be acquired pursuant to the Pending Vessel Acquisition.

•

Our leverage and associated finance expenses have been reduced after the IPO. We amended and obtained waivers and confirmations under certain of our existing financing agreements in connection with the IPO to permit the transactions pursuant to which we acquired our initial fleet, prepaid certain outstanding balances with the proceeds of the IPO, and, we therefore, reduced our debt outstanding and interest expense deriving from the respective financing agreements. We intend to enter into the New Credit Facility to refinance our existing financing agreements and those of the entities being acquired pursuant to the Pending Vessel Acquisition. For descriptions of our financing agreements, see “—Liquidity and Capital Resources—Borrowing Activities”.

•

Our future results of operations may be affected by fluctuations in currency exchange rates. All of the revenue generated from our initial fleet is denominated in U.S. dollars, and the majority of our expenses, including debt repayment obligations under our credit facilities and a portion of our administrative expenses, are denominated in U.S. dollars. However, a portion of the ship operating expenses, primarily crew wages of officers, and a large portion of our administrative expenses are denominated in euros. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. dollars.

•

Our historical results of operations reflect administrative costs that are not necessarily indicative of future administrative costs. The administrative costs included in our historical results of operations are the actual administrative costs of the Partnership and are not necessarily indicative of our future administrative costs or the costs that we would have incurred as a stand-alone business. Upon the completion of the IPO, we entered into an administrative services agreement with GasLog, pursuant to which we pay an annual fixed fee of $0.6 million per vessel to GasLog in exchange for GasLog’s providing administrative services to us. For a more detailed description of this arrangement, see “Certain Relationships and Related Party Transactions—Administrative Services Agreement”.

•

Our commercial management agreements and ship management agreements were amended after the completion of the IPO. Our operating subsidiaries are party to commercial management agreements, which were amended in connection with the IPO, pursuant to which we will reimburse GasLog for the reasonable costs and expenses incurred in connection with providing commercial management services to us. For the three vessels in our initial fleet, we expect that we will pay approximately $1.1 million under the amended commercial management agreements for the twelve months ending September 30, 2015. For a more detailed description of this arrangement, see “Certain Relationships and Related Party Transactions—Commercial Management Agreements”. In addition, our operating subsidiaries are party to ship management agreements, which were amended upon the completion of the IPO, with GasLog LNG Services that govern the crew and technical management of the vessels in our fleet. For the three vessels in our initial fleet, we expect that our operating subsidiaries will pay GasLog LNG Services $1.7 million in total under the amended ship management agreements for the twelve months ending September 30, 2015. For a more detailed description of this arrangement, see “Certain Relationships and Related Party Transactions—Ship Management Agreements”. While we currently expect that the aggregate annualized payments under the amended commercial management agreements and ship management agreements for the twelve months ended September 30, 2015 will be generally consistent with the aggregate annualized expenses we incurred for commercial management and ship management for the twelve months ended December 31, 2013 (however, because our initial vessels were delivered from the shipyard during 2013, the expenses during the 2013 period reflect only a portion of the year) and reflected in our historical results of operations, we may incur higher expenses for commercial management and ship management under these agreements in future periods.

•

We will incur additional general and administrative expense as a publicly traded partnership. We expect to incur approximately $2.4 million in additional general and administrative expenses as a publicly traded limited partnership that we had not incurred before the IPO, including costs associated with the preparation of disclosure documents, increased legal and accounting costs, investor relations costs, incremental director and officer liability insurance costs, as well as costs related to compliance with the Sarbanes-Oxley Act and the Dodd Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act”.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•

the number and availability of our LNG carriers, including the two vessels to be acquired pursuant to the Pending Vessel Acquisition which operate under charters with initial terms that expire in 2019 and 2020, and the other 10 LNG carriers that will be subject to charters with committed terms of five full years or more upon delivery and our ability to acquire any of GasLog’ s other existing or future LNG carriers with cargo capacities greater than 75,000 cbm, engaged in oceangoing LNG transportation including the newbuildings covered under option contracts with Samsung and Hyundai, to the extent that charters are secured on these vessels with committed terms of five full years or more;

•	our ability to maintain good working relationships with our existing customers and our ability to increase the number of our customers through the development of new working relationships;

•	the performance of our charterers;

•	the supply and demand relationship for LNG shipping services;

•	our ability to successfully re-employ our ships at economically attractive rates;

•	the effective and efficient technical management of our ships;

•	our ability to obtain acceptable debt financing in respect of our capital commitments;

•	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and

•

economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use.

In addition to the general factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

•	the hire rate earned by our ships;

•	unscheduled off-hire days;

•	the level of our ship operating expenses, including crewing costs, insurance and maintenance costs;

•	our level of debt, the related interest expense and the timing of required payments of principal;

•	mark-to-market changes in any interest rate swaps and foreign currency fluctuations; and

•	the level of our general and administrative expenses, including salaries and costs of consultants.

See “Risk Factors” for a discussion of certain risks inherent in our business.

Principal Components of Revenues and Expenses

Revenues

Our revenues are driven primarily by the number of LNG carriers in our fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships, as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of our time charter arrangements for our initial fleet, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under such time charters through an annual escalation of the operating cost component of the daily hire rate. To the extent that such provisions are included in charters for any additional vessels we acquire, we believe these adjustment provisions can provide substantial protection against significant cost increases. See “Business—Ship Time Charters—Hire Rate Provisions” for a more detailed discussion of the hire rate provisions of our charter contracts.

Our LNG carriers are employed through time charter contracts. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter. We do not recognize revenue during days when the ship is off-hire. Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met.

Vessel Operating Costs

Vessel operating costs of our initial fleet consist of two components: voyage expenses and ship operating expenses. Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions. Commissions are recognized as expenses on a pro rata basis over the duration of the period of the time charter.

We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, including drydocking, lubricants, spare parts and consumable stores and other miscellaneous expenses, as well as the associated cost of providing these items and services. However, as described above, the hire rate provisions of our time charters are intended to reflect the operating costs borne by us. The charters on the three vessels in our initial fleet contain hire rate provisions that provide for an automatic periodic adjustment, which is designed to reduce our exposure to increases in operating costs. Ship operating expenses are recognized as expenses when incurred.

Depreciation

We depreciate the cost of our ships on the basis of two components: a vessel component and a drydocking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Furthermore, we estimate the residual values of our ships to be 10% of the initial ship cost, which represents our estimate of the market value of the ship at the end of its useful life.

We must periodically drydock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be drydocked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the drydocking component of the cost of the ship, which represents the estimated cost of the ship’s first drydocking based on our historical experience with similar types of ships. The drydocking component of the ship’s cost is depreciated over a five-year period.

General and Administrative Expenses

Historically, general and administrative expenses have principally consisted of travel and accommodation expenses, legal and professional expenses, consultancy services, naming ceremony expenses, commercial management fees and other advisor costs.

After the completion of the IPO, we incurred and expect to incur additional general and administrative expenses going forward as a public company, including costs associated with the preparation of disclosure documents, increased legal and accounting costs, investor relations costs, incremental director and officer liability insurance costs, as well as costs related to compliance with Sarbanes-Oxley Act and Dodd-Frank Act. We also incurred and will continue to incur personnel costs for administrative and support staff pursuant to the administrative services agreement with GasLog.

Financial Costs

We incur interest expense on the outstanding indebtedness under our credit facilities and the swap arrangements that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities. Despite the fact that our total debt was reduced by using the proceeds of the IPO, we will incur additional interest expense and other borrowing costs in the future to the extent we incur additional debt to acquire additional ships, including in connection with the Pending Vessel Acquisition.

Interest expense and amortization of loan issuance costs are expensed as incurred.

Financial Income

Financial income consists of interest income, which will depend on the level of our cash deposits, investments and prevailing interest rates. Interest income is recognized on an accrual basis.

Gain/(Loss) on Interest Rate Swaps

Any gain or loss derived from the fair value of the interest rate swaps at their inception, the ineffective portion of changes in the fair value of the interest rate swaps that meet hedge accounting criteria and net interest on interest rate swaps held for trading, the movement in the fair value of the interest rate swaps that have not been designated as hedges and the amortization of the cumulative unrealized loss for the interest rate swaps that hedge accounting was discontinued are presented as gain or loss on interest rate swaps.

Results of Operations

Six month period ended June 30, 2014 compared to the six month period ended June 30, 2013

The table below presents our operating results for the six months ended June 30, 2014 and for the six months ended June 30, 2013. Our three LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were delivered and immediately commenced their time charter with BG Group in January, March and May 2013, respectively; therefore, our results for the two periods are not comparable because prior to the delivery of our vessels, we only incurred general and administrative expenses and financial costs. In addition, following the completion of the IPO on May 12, 2014, total debt was significantly reduced and additional public company general and administrative expenses have been incurred.

	Period ended June 30,
	2013	2014	Change
Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	$21,735	$41,717	$19,982
Vessel operating costs	(4,983)	(7,946)	(2,963)
Depreciation	(4,129)	(7,967)	(3,838)
General and administrative expenses	(661)	(1,707)	(1,046)

Profit from operations	11,962	24,097	12,135

Financial costs	(4,117)	(10,229)	(6,112)
Financial income	16	9	(7)
Gain/(loss) on interest rate swaps	2,747	(3,616)	(6.363)

Profit for the period	$10,608	$10,261	$(347)

Revenues: Revenues increased by $19.98 million or 91.90% from $21.74 million for the six month period ended June 30, 2013, to $41.72 million for the same period in 2014. The increase is mainly attributable to the deliveries of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney on January 28, 2013, March 25, 2013 and May 30, 2013, respectively, and the commencement of their charter party agreements. As a result of the vessel deliveries, the operating days increased to 543 days for the six month period ended in 2014, as compared to 282 days for the six month period ended in 2013.

Vessel Operating Costs: Vessel operating costs increased by $2.96 million or 59.44% from $4.98 million for the six month period ended June 30, 2013, to $7.94 million for the same period in 2014. The increase was mainly attributable to the increased operating days in the six month period ended June 30, 2014.

Depreciation: Depreciation increased by $3.84 million or 92.98% from $4.13 million for the six month period ended June 30, 2013, to $7.97 million for the same period in 2014. The increase is mainly attributable to the deliveries of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in various days during the first six months of 2013 and the fact that depreciation charges for that period commenced from each vessel’s delivery date to June 30, 2013, compared to the first six months of 2014 where the vessels were in operation for the whole period.

General and Administrative Expenses: General and administrative expenses increased by $1.05 million or 159.09% from $0.66 million for the six month period ended June 30, 2013, to $1.71 million for the same period in 2014. The increase is mainly attributable to board of directors’ fees of $0.21 million, the increase in commercial management and administrative fees of $0.56 million deriving from the amended and new agreements that became effective after the completion of the IPO, a $0.18 million increase in legal and professional fees and an increase of $0.10 million in all other expenses.

Financial Costs: Financial costs increased by $6.11 million or 148.30% from $4.12 million for the six month period ended June 30, 2013, to $10.23 million for the same period in 2014. The increase is mainly attributable to the $3.26 million write-off of the unamortized loan fees of the prepaid debt and an increase in interest expense deriving from higher weighted average outstanding debt and weighted average interest rate. During the six month period ended June 30, 2014, we had an average of $367.5 million of outstanding indebtedness, having an aggregate weighted average interest rate of 3.87%, compared to an average of $227.8 million of outstanding indebtedness with a weighted average interest rate of 3.72% during the six month period ended June 30, 2013. These weighted average interest rates include both floating and hedged debt (including the effect from the swaps classified as held for trading). During the period from the completion of the IPO until June 30, 2014, the average outstanding indebtedness was decreased to $303.52 million at a weighted average interest rate of 3.83%.

Gain/(Loss) on Interest Rate Swaps: Gain/(loss) on interest rate swaps increased by $6.37 million or 231.63% from a $2.75 million gain for the six month period ended June 30, 2013, to a $3.62 million loss for the same period in 2014. The increase in loss is mainly attributable to a $4.26 million increase in loss from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, an increase of $1.62 million in loss that was reclassified from equity to the profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued mainly because the debt was repaid, and an increase of $0.47 million in realized loss from interest rate swaps held for trading.

Financial Income: Financial income slightly decreased by $0.01 million or 50% from $0.02 million for the six month period ended June 30, 2013, to $0.01 million for the same period in 2014.

Profit for the Period: Profit for the period decreased by $0.35 million or 3.30% from $10.61 million for the six month period ended June 30, 2013 to $10.26 million for the same period in 2014, as a result of the aforementioned factors.

Year ended December 31, 2013 compared to the year ended December 31, 2012

The below table presents our operating results for the year ended December 31, 2013 and for the year ended December 31, 2012. Our three LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were delivered and immediately commenced their time charter with BG Group in January, March and May 2013, respectively; therefore, our results for the two years are not comparable because prior to the delivery of our vessels, we only incurred general and administrative expenses and financial costs.

	Year ended December 31,
	2012	2013	Change
Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	$—	$64,143	$64,143
Vessel operating costs	—	(13,097)	(13,097)
Depreciation	—	(12,238)	(12,238)
General and administrative expenses	(30)	(1,525)	(1,495)

(Loss)/profit from operations	(30)	37,283	37,313

Financial costs	(1)	(12,133)	(12,132)
Financial income	110	32	(78)
(Loss)/gain on interest rate swaps	(940)	1,036	1,976

(Loss)/profit for the year	$(861)	$26,218	$27,079

Revenues: Revenues for the year ended December 31, 2013 amounted to $64.14 million and represent time charter hire earned by the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney from January 28, 2013, March 25, 2013 and May 30, 2013, the respective vessels’ delivery date, to December 31, 2013, which were all related to current time charters with the BG Group.

Vessel Operating Costs: Vessel operating costs for the year ended December 31, 2013 amounted to $13.10 million mainly due to the daily costs associated with running the vessels from their delivery dates until December 31, 2013.

Depreciation: Depreciation for the year ended December 31, 2013 amounted to $12.24 million and represents the depreciation charge of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney for the period from each vessel’s delivery date to December 31, 2013.

General and Administrative Expenses: General and administrative expenses increased by $1.50 million, to $1.53 million during the year ended December 31, 2013, from $0.03 million during the year ended December 31, 2012. The increase was mainly attributable to $1.24 million of commercial management services provided by GasLog, an increase of $0.20 million in naming ceremony expenses, an increase of $0.01 million in legal and professional fees for the three vessels delivered in the first half of 2013 and an increase in foreign exchange loss of $0.05 million.

Financial Costs: Financial costs for the year ended December 31, 2013 amounted to $12.13 million mainly representing interest costs on our bank financing received on delivery of our vessels and net interest paid on our interest rate swaps that are hedge accounted. Prior to the delivery of our vessels, we had no outstanding indebtedness. During the year ended December 31, 2013, we had an average of $315.51 million of outstanding indebtedness with a weighted average interest rate of 3.24% and amortization of deferred financing fees of $1.70 million.

Financial Income: Financial income decreased by 72.73%, or $0.08 million, to $0.03 million for the year ended December 31, 2013, from $0.11 million for the year ended December 31, 2012 due to the decrease in time deposits placed during the year ended December 31, 2013.

Gain/(Loss) on Interest Rate Swaps: Gain/(loss) on interest rate swaps increased by $1.98 million, to a $1.04 million gain during the year ended December 31, 2013, from a $0.94 million loss during the year ended December 31, 2012. The increase is mainly attributable to an increase of $3.88 million in unrealized gain on interest rate swaps, partially offset by the $1.90 million realized loss on interest rate swaps held for trading.

Unrealized gain on interest rate swaps, increased by $3.88 million to a $2.94 million gain during the year ended December 31, 2013, from a $0.94 million loss during the year ended December 31, 2012. The increase is mainly attributable to (i) a $3.58 million gain from the mark-to-market valuation of our two interest rate swaps for which hedge accounting was discontinued during 2013 and (ii) a loss recognized of $0.93 million in 2012, relating to a loss at inception of two interest rate swaps signed in the first half of 2012 (no interest rate swaps were entered into in 2013), partially offset by $0.65 million that was reclassified from equity to the statement of profit or loss relating to the interest rate swaps for which hedge accounting was discontinued.

(Loss)/Profit for the Year: Profit for the year ended December 31, 2013 increased by $27.08 million to $26.22 million, from a loss of $0.86 million during the year ended December 31, 2012 as a result of the aforementioned factors.

Customers

We currently derive all of our revenues from one customer, BG Group.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels and maintenance capital expenditures during drydockings), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. In connection with the IPO, we amended our existing vessel financing agreements to permit the transactions pursuant to which we acquired our initial fleet. Following the completion of the IPO, we entered into a $30.0 million revolving credit facility with GasLog (which we refer to as the sponsor credit facility). We believe our current resources, including the sponsor credit facility, are sufficient to meet our working capital requirements for our current business. Generally, our sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we expect to distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and other capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. We have not made use of derivative instruments other than for interest rate risk management purposes, and we expect to economically hedge all or a majority of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

As of June 30, 2014, we had $52.57 million of cash and cash equivalents, of which $1.95 million was held in a retention account in connection with the next installment and interest payment due under the credit facility of GAS-three Ltd., and $35.00 million was held in time deposits. Moreover, as of June 30, 2014, we had $3.00 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of June 30, 2014, we had an aggregate of $301.44 million of indebtedness outstanding under two credit agreements, of which $19.10 million is repayable within one year.

The Partnership has hedged 73.5% of its floating interest rate exposure at a weighted average interest rate of approximately 4.14% (including margin) until January 2018.

Capital Structure and Cash Distributions

Following the IPO, 9,822,358 common units and 9,822,358 subordinated units, representing a 49.0% and 49.0% limited partner interest in us, respectively, are outstanding. As of September 1, 2014, GasLog owns 162,358 of our common units. In addition, GasLog owns all of our subordinated units and all of our incentive distribution rights, which entitle GasLog to increasing percentages of the cash we distribute in excess of $0.43125 per unit per quarter, and GasLog Partners GP LLC, a wholly owned subsidiary of GasLog, owns the 2.0% general partner interest in us. For a description of the relative rights and privileges of holders of common units and subordinated units, and of holders of general partner units and incentive distribution rights, in and to partnership distributions, see this section and “Our Cash Distribution Policy and Restrictions on Distributions”. For a description of the rights and privileges of the partners under our partnership agreement, including voting rights, see “The Partnership Agreement”.

The principal difference between our common units and subordinated units is that in any quarter during the subordination period, the subordinated units are entitled to receive the minimum quarterly distribution of $0.375 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least $0.375 on each outstanding common and subordinated unit and the corresponding distribution on our general partner’s 2.0% interest for any three consecutive four-quarter periods ending on or after March 31, 2017. If the subordination period ends as a result of us having met the tests described above, all subordinated units will convert into common units on a one-for- one basis, and the common units will no longer be entitled to arrearages. See “Our Cash Distribution Policy and Restrictions on Distributions—Subordination Period”.

If at any time our general partner and its affiliates own more than 80.0% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

We can issue an unlimited number of additional units, including units that are senior to the common units in rights of distribution, liquidation and voting, on the terms and conditions determined by our board of directors, without the consent of our unitholders. See “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests”.

GasLog, as the initial holder of all of our incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. If GasLog transfers all or a portion of the incentive distribution rights it holds in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election by GasLog, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (we refer to such amount as the “reset minimum quarterly distribution amount”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as our current target distribution levels. In connection with resetting these target distribution levels, GasLog will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. The general partner will also receive additional general partner units in order to maintain its ownership interest relative to the common units. For a more detailed description of GasLog’s right to reset the target distribution levels upon which the incentive distribution payments are based, see “Our Cash Distribution Policy and Restrictions on Distributions—GasLog’s Right to Reset Incentive Distribution Levels”.

According to the distribution policy, as it is stated by the partnership agreement, we intend to make minimum quarterly distributions of $0.375 per common unit ($1.50 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received a minimum quarterly distribution of $0.375 plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.375; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received an aggregate distribution of $0.43125.

Within 45 days after the end of each fiscal quarter, we distribute all of our available cash to unitholders of record on the applicable record date. We adjusted the minimum quarterly distribution for the period from the closing of the IPO through June 30, 2014 based on the actual length of the period. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions”. If cash distributions to our unitholders exceed $0.43125 per unit in a quarter, holders of our incentive distribution rights (initially, GasLog) will receive increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions”. We must distribute all of our cash on hand at the end of each quarter, less reserves established by our board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash”, and we define its meaning in our partnership agreement. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units. See “Description of the Common Units” and “The Partnership Agreement”.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of June 30, 2014, our total current assets exceeded total current liabilities by $12.07 million.

Estimated Maintenance and Replacement Capital Expenditures

Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $13.57 million per year for our initial fleet, which is composed of $2.87 million for drydocking and $10.70 million, including financing costs, for replacing our vessels at the end of their useful lives.

The $10.70 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long-term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, time charter hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders. See “Risk Factors—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted”.

For the six month period ended June 30, 2014, the maintenance capital expenditure and replacement capital expenditure reserves formed by the board of directors were $0.39 million and $1.44 million respectively.

Cash Flows

Six month period ended June 30, 2014 compared to the six month period ended June 30, 2013

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Six months ended June 30,
	2013	2014
	(in thousands of U.S. dollars)
Net cash from operating activities	$15,545	$12,779
Net cash used in investing activities	(452,780)	(1,491)
Net cash from financing activities	448,754	26,878
Net increase in cash and cash equivalents	11,518	38,166
Cash and cash equivalents at beginning of the period	2	14,404
Cash and cash equivalents at end of the period	11,521	52,570

Net Cash from Operating Activities:

Net cash from operating activities decreased by $2.76 million, from $15.54 million in the six month period ended June 30, 2013, to $12.78 million in the six month period ended June 30, 2014. The decrease of $2.76 million is mainly attributable to an increase of $15.94 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $6.19 million in cash paid for interest (including the payment of $2.01 million for the swap termination and reduction of the GasLog Sydney facility), a decrease of $0.89 million in security collaterals and an increase of $0.47 million in realized losses for interest rate swaps held for trading, partially offset by an increase of $20.73 million in revenue collections.

Net Cash Used in Investing Activities:

Net cash used in investing activities decreased by $451.29 million, from $452.78 million in the six month period ended June 30, 2013, to $1.49 million in the six month period ended June 30, 2014. The decrease of $451.29 million is mainly attributable to payments for vessels of $452.79 million made in 2013. This decrease is partially offset by a net outflow of $1.50 million from short-term investments.

Net Cash from Financing Activities:

Net cash from financing activities decreased by $421.87 million, from $448.75 million in the six month period ended June 30, 2013, to $26.88 million in the six month period ended June 30, 2014. The decrease of $421.87 million is mainly attributable to the $411.00 million drawn from loan facilities and the capital contributions and advances received from shareholders of $41.79 million in 2013. No similar transaction occurred in 2014. The decrease is also affected by an increase of $89.45 million in bank loan repayments and the cash remittance of $65.70 million to GasLog in exchange for its contribution of net assets in connection with the IPO, partially offset by the net IPO proceeds of $186.30 million.

Year ended December 31, 2013 compared to the year ended December 31, 2012

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year Ended December 31,
	2012	2013
	(in thousands of U.S. dollars)
Net cash (used in)/from operating activities	$(110)	$32,159
Net cash from/(used in) investing activities	110	(454,263)
Net cash from financing activities	—	436,506
Net increase in cash and cash equivalents	—	14,402
Cash and cash equivalents at beginning of year	2	2
Cash and cash equivalents at end of year	2	14,404

Net Cash (Used in)/from Operating Activities:

Net cash (used in)/from operating activities increased by $32.27 million to a $32.16 million inflow in the year ended December 31, 2013, from a $0.11 million outflow in the year ended December 31, 2012. The increase of $32.27 million was due to an increase of $70.14 million in revenue collections, partially offset by an increase of $9.22 million in cash paid for interest and an increase of $26.75 million in payments for general and administrative expenses, operating expenses and inventories and $1.9 million net interest settlement payments relating to interest rate swaps held for trading.

Net Cash from/(Used in) Investing Activities:

Net cash from/(used in) investing activities increased by $454.37 million, to a $454.26 million outflow in the year ended December 31, 2013, from a $0.11 million inflow in the year ended December 31, 2012. The increase is mainly attributable to payments of $452.79 million for the construction costs of newbuildings, a decrease of $0.08 million in interest income received and $1.50 million increase in short-term investments.

Net Cash from Financing Activities:

Net cash from financing activities increased to $436.51 million in the year ended December 31, 2013, compared to nil during the year ended December 31, 2012. The increase is mainly attributable to $411.00 million drawn from loan facilities, partially offset by an increase of $0.18 million in payment of loan issuance costs and an increase of $16.1 million in bank loan repayments. The increase was further affected by capital contributions and advances received from shareholders of $41.79 million.

Borrowing Activities

Vessel Financing Agreements. GasLog and its subsidiaries entered into the following financing agreements in connection with the acquisition of the vessels in our initial fleet and the vessels to be acquired pursuant to the Pending Vessel Acquisition. Terms of the vessel financing agreements include covenants applicable to the GasLog subsidiaries that will not be our subsidiaries following completion of this offering. We amended and obtained waivers and confirmations under the financing agreements for our initial fleet in connection with the IPO to permit the transactions pursuant to which we acquired our initial fleet and, in the case of the GasLog Sydney Facility, we prepaid a portion of the amounts outstanding under the GasLog Sydney Facility. The covenants in these facilities apply to us and our subsidiaries as well as to GasLog. In addition, GasLog and, in the case of the GasLog Shanghai and GasLog Santiago Facility and the Citibank Facility, one of its subsidiaries continues to guarantee these facilities after the completion of the IPO. We do not pay GasLog any fees for providing these guarantees. GasLog Partners Holdings LLC also guarantees the facilities for our initial fleet since the completion of the IPO.

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount as of June 30, 2014	Interest Rate	Maturity	Remaining Payment Installments as of June 30, 2014
DNB Bank ASA, London Branch, and the Export- Import Bank of Korea	GAS-three Ltd. (GasLog Shanghai) and GAS-four Ltd. (GasLog Santiago)	$252.4 million	LIBOR + applicable margin	2025

43 consecutive quarterly installments of $2.01 million under each tranche, with two balloon payments of up to $40 million each due under each tranche 12 years from delivery of the collateral ships; the lenders will have a put option giving them the right to request full repayment in 2018

Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International Plc, London Branch	GAS-five Ltd. (GasLog Sydney)	$48.99 million	LIBOR + applicable margin	2019	20 consecutive quarterly installments of $0.77 million, with a balloon payment of up to $33.68 million due in May 2019

Citibank International Plc, London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN AMRO Bank N.V. and Commonwealth Bank of Australia	GAS-sixteen Ltd. (Methane Rita Andrea), GAS- seventeen Ltd. (Methane Jane Elizabeth)(1)	$217.0 million(2)	LIBOR + applicable margin	2016	two balloon payments of up to $108.5 million under each tranche due in April 2016

(1)	GAS-eighteen Ltd., a subsidiary of GasLog, is also a borrower under the Citibank Facility, with an additional $108.5 million of debt outstanding related to the Methane Lydon Volney.

(2)	We expect to prepay approximately $24.99 million of the amount outstanding under the Citibank Facility in connection with the Pending Vessel Acquisition.

GasLog Shanghai and GasLog Santiago Facility. In March 2012, GAS-three Ltd. and GAS-four Ltd., as borrowers, entered into a $272.5 million senior secured credit facility with DNB Bank ASA, London Branch, and the Export-Import Bank of Korea to fund the installment payments on the construction of the GasLog Shanghai and the GasLog Santiago, which we refer to as the GasLog Shanghai and GasLog Santiago Facility. This credit facility is secured by a first priority mortgage over the ships owned by the respective borrowers, guarantees from GasLog and its subsidiary, GasLog Carriers, a pledge of the share capital of the respective borrower and a first priority assignment of all earnings and insurance related to the ship owned by the respective borrower.

The GasLog Shanghai and GasLog Santiago Facility includes two tranches. Each tranche is repayable in quarterly installments over 12 years with final balloon payments due at maturity of up to $40 million each in January 2025 and March 2025, subject to a put option that gives the lenders the right to request repayment of the facility in full on the fifth anniversary of the delivery of the first vessel which was delivered in January 2013. The GasLog Shanghai and GasLog Santiago Facility bears interest at floating LIBOR, plus a margin. We amended the GasLog Shanghai and

GasLog Santiago Facility in connection with the IPO, to permit, among other things, the transactions pursuant to which GasLog contributed the GasLog Shanghai and GasLog Santiago to the Partnership, and to add GasLog Partners Holdings LLC as a guarantor.

GasLog Sydney Facility. In October 2011, GAS-five Ltd. and GAS-six Ltd. (a subsidiary of GasLog but not contributed to the Partnership), jointly and severally entered into a $277 million senior secured credit facility with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC to fund the installment payments on the construction of the GasLog Sydney and the GasLog Skagen (the vessel owned by GAS-six Ltd.), which we refer to as the GasLog Sydney Facility. In connection with the IPO, we amended the existing facility agreements, dividing the GasLog Sydney Facility into two separate facilities on substantially the same terms as the current facility, with one facility executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney and one facility executed by GAS-six Ltd. for the portion allocated to the GasLog Skagen. This new GasLog Sydney Facility is secured by a first priority mortgage over the GasLog Sydney and guarantees from GasLog and GasLog Partners Holdings LLC, a pledge of the share capital of the respective borrower and a first priority assignment of all earnings and insurance related to the ship owned by the respective borrower. The Partnership prepaid $82.63 million of the new GasLog Sydney Facility with the IPO proceeds. The new GasLog Sydney Facility is repayable in quarterly installments over five years with a balloon payment of $33.68 million due at maturity in May 2019. The facility bears interest at LIBOR, plus a margin. We are not an obligor under the facility executed by GAS-six Ltd., related to the GasLog Skagen.

Citibank Facility. In April 2014, GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd., as borrowers, entered into a $325.5 million senior secured credit facility with Citibank International Plc, London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN AMRO Bank N.V. and Commonwealth Bank of Australia to fund the purchase price of the Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney, which we refer to as the Citibank Facility. The Citibank Facility is secured by a first priority mortgage over the Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney and guarantees from GasLog and GasLog Carriers, a pledge of the share capital of the respective borrower and a first priority assignment of all earnings and insurance related to the ship owned by the respective borrower. We expect to prepay approximately $24.99 million of the amount outstanding under the Citibank Facility related to the Methane Rita Andrea and the Methane Jane Elizabeth in connection with the Pending Vessel Acquisition. Unless the New Credit Facility described below is entered into and funded at or prior to the closing of the Pending Vessel Acquisition, the Citibank Facility will remain in place and, as required by the Citibank Facility, we and GasLog Partners Holdings LLC will enter into a guarantee agreement with Citibank, pursuant to which we and GasLog Partners Holdings LLC will guarantee the obligations of GAS-sixteen Ltd. and GAS-seventeen Ltd. related to the Methane Rita Andrea and the Methane Jane Elizabeth. Each advance made under the Citibank Facility is repayable in full on the date twenty-four months after the advance is made. The facility bears interest at LIBOR, plus a margin.

The primary financial covenants for our existing facilities for our initial fleet and for the Citibank Facility are applicable to GasLog, as guarantor and are set out below:

•	market value adjusted net worth must at all times exceed $350 million;

•	net working capital (excluding the current portion of long-term debt) must be positive;

•	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing twelve months’ basis must be no less than 110%;

•	total indebtedness divided by total capitalization must not exceed 75%;

•	the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of total indebtedness or $20 million; and

•

GasLog is permitted to pay dividends, provided that GasLog Group holds unencumbered cash equal to at least 4% of its total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividend.

The covenants under the above facilities are measured at the GasLog Group level.

The facilities include a fair market value covenant pursuant to which an event of default could occur under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the facilities and, solely in the case of the GasLog Shanghai and GasLog Santiago Facility, any negative mark-to-market value arising under any hedging transaction.

The borrowers and the guarantors were in compliance with the above covenants as of June 30, 2014. As of June 30, 2014, the fair market value of our initial fleet, as defined in the relevant loan agreements, was approximately 211% of the aggregate outstanding debt. A decrease of 10% of the aggregate fair market values of our vessels would not cause any violation of the covenants contained in our credit facilities.

New Credit Facility. On August 5, 2014 we entered into a binding commitment letter and a coordination letter with Citibank for a credit facility for up to $450 million to refinance the existing debt facilities for our initial fleet as well as the debt facilities for the vessels to be acquired pursuant to the Pending Vessel Acquisition. The refinanced debt is expected to have a tenor of five years and an amortization profile of 20 years, which we believe will increase our financial flexibility. The New Credit Facility will be secured by a first priority mortgage on each of our existing vessels and, when delivered, the vessels to be acquired pursuant to the Pending Vessel Acquisition, a specific assignment of each of the existing charters and a first assignment of earnings and insurances in relation to the vessels. The New Credit Facility will bear interest at LIBOR plus 2.60% per annum and will be payable in 20 equal quarterly payments of $5.625 million each and a balloon payment of $337.5 million together with the final quarterly payment. We expect that the New Credit Facility will have financial and restrictive covenants that are consistent with our existing debt. The closing of the New Credit Facility is subject to conditions precedent, including the negotiation and execution of final documentation. We expect the New Credit Facility to be entered into and funded at the closing of the Pending Vessel Acquisition or within a reasonable period of time thereafter. We expect to prepay approximately $24.99 million of the amount outstanding under the Citibank Facility in connection with the Pending Vessel Acquisition.

The commitment letter provides that the primary financial covenants for the New Credit Facility will be as follows:

•	the aggregate amount of all unencumbered cash and cash equivalents must be no less than the higher of 3% of total indebtedness or $15 million;

•	total indebtedness divided by total capitalization must not exceed 60%;

•	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing twelve months’ basis must be no less than 110%; and

•	the Partnership is permitted to pay dividends subject to no event of default having occurred or occurring as a consequence of the payment of such dividend.

The covenants under the New Credit Facility will be measured at the Partnership level.

The facilities include a fair market value covenant pursuant to which an event of default could occur under the facilities if the aggregate fair market value of the collateral vessels were to fall below 120% of the aggregate outstanding principal balance under the facilities.

Revolving Credit Facility with GasLog. Following the IPO, we entered into a $30.0 million revolving credit facility with GasLog, to be used for general partnership purposes. The facility agreement provides for a term of 36 months, is unsecured, and bears interest at a rate of 5% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6% per annum, with an annual 2.4% commitment fee on the undrawn balance. The sponsor credit contains covenants that require us to, among other things:

•	notify GasLog of any event which constitutes or may constitute an event of default or which may adversely affect our ability to perform our obligations under the credit facility; and

•

provide GasLog with information in respect of our business and financial status as GasLog may reasonably require including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements.

Events of default under the sponsor credit facility include, among others, the following:

•	failure to pay any sum payable under the sponsor credit facility when due;

•	breach of certain covenants and obligations of the sponsor credit facility;

•	a material inaccuracy of any representation or warranty;

•	default under other indebtedness in excess of $10.0 million which results in the relevant creditor declaring such indebtedness prematurely due and payable;

•

a lien, arrest, distress or similar event is levied upon or against any substantial part of our assets which is not discharged or disputed in good faith within 10 business days after we become aware of such event;

•	a substantial part of our business or assets is destroyed, abandoned, seized, appropriated or forfeited for any reason;

•	bankruptcy or insolvency events;

•	suspension or cessation of our business;

•	GasLog Partners GP LLC ceasing to be our general partner; and

•	an amendment to our limited partnership agreement that, in the reasonable opinion of the lender, is adverse to its interests in connection with the sponsor credit facility.

Derivative Instruments and Hedging Activities

We intend to use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. The existing derivative instruments entered into by GasLog in connection with the vessel financing agreements described above were transferred to us upon the closing of the IPO.

Contractual Obligations

Our contractual obligations as of June 30, 2014 before giving effect to the Pending Vessel Acquisition were:

	Payments Due by Period
	Total	Less than 1 year	Between 1–3 years	Between 3–5 years	More than 5 years
	(in thousands of U.S. dollars)
Long-term debt obligations(1)	$301,439	$19,104	$38,207	$244,128	$—
Interest on long-term debt obligations(2)	38,718	11,261	20,147	7,310
Amounts due to related parties(3)	24,674	24,674	—	—	—
Amounts due for management, commercial and administrative services fees(3)	1,125	1,125	—	—	—

Total	$365,956	$56,164	$58,354	$251,438	$—

(1)

For the GasLog Shanghai and GasLog Santiago Facility, the lenders have a put option giving them the right to request full repayment in 2018. In the above table, we have assumed that the aforementioned facility will be fully repaid in 2018. The put option can be exercised provided that there is timely notification to the Partnership. There are no prepayment charges. The put option is closely related to the loan agreement because the option exercise price approximates the outstanding amount of the debt on the exercise date and hence no embedded derivative was recognized.

(2)

Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 2.88% to 4.21% which represents LIBOR of 0.23% as of June 30, 2014 and our various applicable margin rates and fixed-rate interest rate swaps associated with each debt.

(3)	Amounts due to related parties represent mainly payments made by GasLog LNG Services Ltd., GasLog Ltd. and GasLog Carriers Ltd. to cover expenses during the construction period and operating expenses, as well as amounts owed for management and commercial services. See Note 3 to the unaudited condensed combined and consolidated financial statements of the Partnership included elsewhere in this prospectus.

(4)

This includes the amounts due under our contractual obligations under our amended ship management agreements and our amended commercial management agreements signed with GasLog LNG Services Ltd. and GasLog Ltd., respectively, for their non-terminable periods. In addition, it includes the amounts due under the administrative services agreement for its non-terminable period. The amended ship management agreements provide for a monthly management fee of $46,000 per vessel and amended commercial management agreements provide for a fixed annual fee of $360,000 per vessel and may be terminated by either party giving a three months’ notice. The administrative services agreement provides for a fixed annual fee of $588,000 per vessel and may be terminated by either party at any time giving the other party not less than three months’ written notice. The contractual obligations table includes administrative services fees for 3 months.

Capital Expenditures

As of June 30, 2014, there are no commitments for capital expenditures related to the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney. In the event we decide to exercise our options to purchase additional ships from GasLog, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

On August 14, 2014, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million, which will be funded with a combination of new or existing debt (as discussed below) and proceeds raised in this offering.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our annual combined and consolidated financial statements and the interim unaudited condensed combined and consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting periods. The Partnership’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our principal accounting policies, see Note 2 to our annual combined and consolidated financial statements included elsewhere in this prospectus.

Vessel Cost, Lives and Residual Value

When determining vessel cost, we recognize both the installment payments paid to the shipyard along with any directly attributable costs of bringing the vessels to their working condition incurred during the construction periods as vessel costs. Directly attributable costs incurred during the vessel construction periods consist of commissions, on-site supervision costs, costs for sea trials, certain spare parts and equipment, costs directly incurred for negotiating the construction contracts, lubricants and other vessel delivery expenses. Any vendor discounts are deducted from the vessel cost. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met.

The vessel cost component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the vessel less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our ships. Furthermore, we estimate the residual values of our ships to be 10% of the initial ship cost, which represents our estimate of the current market value of the ships as if they were at the end of their useful lives at the time we make such estimate. The estimated residual value of our ships may not represent the fair market value at any one time, in part because there has historically been very little scrapping of LNG carriers and because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

An increase in the estimated useful lives of our ships or in their residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of our ships or their residual value would have the effect of increasing the annual depreciation charge and possibly resulting in an impairment charge.

When we are faced with regulations that place significant limitations on the ability of one of our ships to trade on a worldwide basis, we adjust the ship’s useful life to end at the date such regulations become effective.

We must periodically drydock each of our ships for inspection, repairs and any modifications. At the time of delivery of a ship from the shipyard, we estimate the drydocking component of the cost of the ship, representing estimated costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making required major repairs that meet the recognition criteria, based on our historical experience with similar types of ships.

We use judgment when estimating the period between drydockings performed, which can result in adjustments to the estimated amortization of the drydocking expense. If a ship is disposed of before its next drydocking, the remaining balance of the deferred drydock is written off and forms part of the gain or loss recognized upon disposal of ships in the period when contracted. We expect that our ships will be required to be drydocked approximately 60 months after their delivery from the shipyard and thereafter every 60 months our ships will be required to undergo special or intermediate surveys and be drydocked for major repairs and maintenance that cannot be performed while the ships are operating. We amortize our estimated drydocking expenses for the first special survey over five years, but this estimate might be revised in the future.

Costs that will be capitalized as part of the future drydockings will include a variety of costs incurred directly attributable to the drydocking and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Drydocking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the drydocking period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our drydocking.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred. Major renovation costs and modifications are capitalized and depreciated over the estimated remaining useful life.

Impairment of Vessels

At the end of each reporting period we perform an assessment of whether there is any indication that our vessels may be impaired by considering both internal and external sources of information as provided by IAS 36 paragraph 12.

If any such indication exists, the recoverable amount of the vessel is determined based on the higher of a vessel’s net selling price and “value in use”. The net selling price is the amount obtainable from the sale of a vessel in an arm’s-length transaction less the costs of disposal, which is estimated based on independent broker valuations, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of a vessel. The assumptions to be used in the estimated future cash flows require estimates for future charter hires, increases in future operating costs, future drydocking costs and days, off-hire days’ and discount rate applied.

Fair value of derivative financial instruments

Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current creditworthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest swap agreements at the end of each period are most significantly affected by the interest rate implied by market-observable data such as LIBOR yield curve. While the fair value of our interest swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest also materially impact our interest swap agreements.

The fair value of our interest swap agreements are also affected by changes in our specific credit risk included in the discount factor. Following the implementation of IFRS 13 Fair Value Measurement on January 1, 2013, the Partnership adjusts its derivative liabilities fair value to reflect its own credit risk and the counterparties’ risk. The estimate of the Partnership’s credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Partnership receives from its lenders as part of the margin setting for the new loan agreements. The counterparties’ credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

The LIBOR yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 8 to our interim unaudited condensed combined and consolidated financial statements for the effects on the change in fair value of our derivative instruments on our combined and consolidated statements of profit or loss.

Classification of the Partnership Interests

The interests in the Partnership comprise common units, subordinated units, a general partner interest and incentive distribution rights. Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in our partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

In reaching a judgement as to whether the interests in the Partnership should be classified as liabilities or equity interests, the Partnership has considered the wide discretion of the board of directors to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, the Partnership’s management has concluded that the Partnership interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

JOBS Act Status

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” as described under “Summary-Implications of Being an Emerging Growth Company”. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, which election is irrevocable.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company.

Recent Accounting Pronouncements

See Note 2 to our interim unaudited condensed combined and consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Information About Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. From time to time, we may make use of derivative financial instruments such as interest rate swaps to maintain the desired level of exposure arising from these risks.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our annual combined and consolidated financial statements included elsewhere in this prospectus. Further information on our exposure to market risk is included in Note 8 to our interim unaudited condensed combined and consolidated financial statements and Note 16 to our annual combined and consolidated financial statements included elsewhere in this prospectus.

The following analysis provides quantitative information regarding our exposure to market risks.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We have used interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with our floating rate debt and not for speculative or trading purposes. The principal terms of the interest rate swaps are disclosed in Note 8 to our interim unaudited condensed combined and consolidated financial statements included elsewhere in this prospectus. As of December 31, 2013 and June 30, 2014, the notional amount of the swaps accounted as held for trading was $180.47 million and $221.49 million, respectively, while the notional amount of the swaps designated as cash flow hedging instruments was $131.03 million as of December 31, 2013. As of June 30, 2014, no swap was designated as a cash flow hedging instrument. Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Partnership for the relevant amount based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the bank on the relevant amount at the respective fixed rates. We expect to continue to use interest rate swaps in the future as we deem appropriate to manage our exposure to interest rate risk.

The aggregate principal amount of our outstanding floating rate debt which was not economically hedged as of June 30, 2014 was $80.00 million. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR by 10 basis points would have decreased our profit during the six month period ended June 30, 2014 by approximately 0.37% or $0.04 million, based upon our debt level during the period (June 30, 2013: 0.27% or $0.03 million).

We expect our sensitivity to interest rate changes to increase in the future as a result of increased future borrowings under new loan agreements to finance acquisitions of additional ships.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses, including debt repayment obligations under our credit facilities and a portion of our administrative expenses, are denominated in U.S. dollars. However, a portion of the ship operating expenses, primarily crew wages of officers, and a large portion of our administrative expenses are denominated in euros. Specifically, for the six month periods ended June 30, 2014 and June 30, 2013, approximately $4.17 million and $2.86 million, respectively, of the operating and administrative expenses were denominated in euros. As of June 30, 2014 and December 31, 2013, approximately $2.21 million and $1.57 million, respectively, of our outstanding trade payables and accruals were denominated in euros.

Depreciation in the value of the U.S. dollar relative to the euro will increase the U.S. dollar cost of us paying expenses denominated in euros. Accordingly, there is a risk that currency fluctuations will have a negative effect on our cash flows. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit during the year ended June 30, 2014 by approximately $0.42 million, based upon our expenses recognized during the period (June 30, 2013: 0.29 million). We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Inflation and Cost Increases

In the current economic environment, inflation has not had a significant impact on us. In the near term, assuming the continuation of current economic conditions, crewing costs are the most likely expense to be affected by inflation. LNG transportation is a specialized area and the number of LNG carriers has increased rapidly in recent years. As a result, there has been an increased demand for qualified crews, which has and will continue to put inflationary pressure on crew costs. The impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

THE LNG SHIPPING INDUSTRY

The information and data contained in this prospectus relating to the global shipping industry has been provided by Clarkson Research Services Limited, or “Clarkson Research”, and is taken from Clarkson Research’s database and other sources. Clarkson Research has advised that: (i) some information in Clarkson Research’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarkson Research’s database; and (iii) while Clarkson Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Unless otherwise indicated, the following information relating to the global shipping industry reflects information and data available as of September 1, 2014.

Summary

Natural gas is one of the fastest growing primary energy sources globally. It is supported by significant reserves, competitive pricing and relatively cleaner air emissions from combustion compared with other hydrocarbons. Within the natural gas industry, the volume of LNG traded increased at a rate 36% higher than pipeline trade and at almost three times the rate of overall natural gas consumption between 1990 and 2013. A continuing disparity between the prices of gas in various geographies compared to the relatively low cost of LNG shipping has enhanced the economics of LNG trade. Significant expansion of LNG liquefaction and regasification facilities has taken place in recent years and a large number of additional facilities have been planned. Including all of the projects currently under construction and at Final Investment Decisions (“FID”) or Front End Engineering and Design (“FEED”) stages, liquefaction capacity is expected to increase by 25% by the end of 2016. Taking into consideration projects scheduled to start-up between 2017 and 2020, a further 88% increase of current liquefaction capacity is implied over this period. These plans are potentially subject to delays, postponements and cancellations. However, if they proceed on schedule, the demand for LNG shipping capacity is expected to increase significantly. There have also been significant increases in the number of LNG exporting and importing nations, the number of individual trading routes and the average trading distance. Overall, world seaborne trade in LNG has grown strongly over the past two decades, with a compound annual growth rate of 7.1% between 1990 and 2011, before declining by 1.6% in 2012. However, seaborne LNG trade marginally improved in 2013, increasing by 0.5%. An overall improvement in seaborne trade compared to 2013 is expected in full year 2014.

The current order book of LNG carriers, which having grown in size since the start of 2011, is still relatively small in historic terms at 36% of the global LNG carrier fleet capacity, while tonnage equivalent to only 6.9% of the current global LNG carrier fleet capacity is due for delivery in the last four months of 2014. The fleet grew 0.1% in 2012 and 4.0% in 2013, but growth is expected to accelerate in full year 2014 and 2015, and will depend on the level of newbuilding orders and their successful delivery thereafter. In recent years, newbuildings sized between 145,000 cbm and 175,000 cbm with diesel electric propulsion have been the most popular, given the trading flexibility and fuel cost savings. Although there have been a number of new entrants over the past 10 years, the LNG shipping sector is characterized by relatively high barriers to entry compared to other shipping sectors. These barriers include stringent customer standards requiring a strong safety track record and strong technical management capabilities, limited supply of highly qualified personnel and significant capital requirements for new ships. The charter rates paid in the LNG charter market are governed by the supply of and demand for carrying capacity and as such they have fluctuated and may continue to further fluctuate in the future.

Overview of the Natural Gas Market

Over the last two decades, natural gas has been one of the world’s fastest growing energy sources. Natural gas is the third largest global energy source, after oil and coal respectively, and accounted for 24% of the world’s energy consumption in 2013. Natural gas is used primarily to generate electricity and as a heating source. Between 1990 and 2013, consumption grew at an average rate of 2.4% per year, approximately twice the growth rate of oil consumption over the same period.

A number of forecasting agencies expect consumption of natural gas to continue to rise, with the International Energy Agency, or “IEA”, projecting a 48% growth in demand between 2011 and 2035. This equates to a compound annual growth rate of 1.6% during this period, with demand for oil and coal both expected to grow by lower volumes over the same period. Natural gas consumption is expected to grow for a number of reasons, including:

•	diversification from oil, coal and nuclear energy;

•

global economic growth that is expected to lead to additional energy demand, particularly from non-Organisation for Economic Co-operation and Development, or “non-OECD”, economies such as China and India;

•	replacement demand from the shutdown of nuclear electricity generators in Japan;

•	the combustion of natural gas being viewed as more environmentally friendly than other fossil fuels;

•	the wide applicability of natural gas as a fuel source;

•	known natural gas reserves that totaled 186 trillion cbm at the end of 2013, a reserves to production ratio of 55 years; and

•	further market deregulation that may have a beneficial impact by increasing trading opportunities.

Given concerns about the impact of fossil fuels on global warming, there is a widespread desire to limit carbon emissions wherever possible in many countries. Natural gas is well-placed to take advantage of this as it is considered to be the cleanest burning of the most typical fossil fuels. For example, the burning of natural gas emits approximately 30% less carbon dioxide than oil and approximately 45% less carbon dioxide than coal. Furthermore, natural gas emits relatively few particulates and relatively low levels of nitrogen oxide compared to coal and oil. Increasing opposition to nuclear energy around the world, particularly in countries such as Japan and Germany, is expected to further increase the demand for natural gas.

Between 1990 and 2011, natural gas consumption in non-OECD Asia increased almost five-fold, and most forecasting agencies expect this growth to continue, albeit under an assumption of continued economic growth. The IEA forecast that growth in non-OECD Asia will increase at a compound annual growth rate of 4.2% between 2011 and 2035, which is more than twice the global average.

At the end of 2013, natural gas reserves totaled 186 trillion cbm. This represents a reserve to production ratio of 55 years, some 3% higher than oil. Natural gas reserves, like crude oil reserves, are unevenly distributed and an imbalance exists between the location of reserves and both current and expected demand. The largest reserves are located in the Middle East (43%) and the territories of the former Soviet Union (29%), followed by the lesser developed countries in Asia and sub-Saharan Africa, at significant distances from the major locations of demand in North America and Europe, which generally have the lowest reserves.

In the past, the production and consumption of natural gas was relatively geographically aligned, limiting the need for long-distance trading. However, in 2013, 31% of natural gas was traded between countries, up from 16% in 1990. As natural gas has become commoditized, a progressively larger amount is being traded globally, either via pipelines or increasingly as LNG.

In recent years, there has been an increase in the production of “unconventional” natural gas, including tight gas, shale gas and coalbed methane. In particular, there has been a significant increase in United States shale gas reserves, with improvements in technology helping United States domestic natural gas reserves to increase by 86% between the end of 2000 and the end of 2013. The advent of considerable shale gas production in the United States has led to a decline in United States LNG imports, which made up only 0.8% of global LNG imports in 2013 (including re-exports), and, looking ahead, the United States has the potential to become a major exporter of LNG. In January 2014, the Energy Information Administration, or “EIA”, estimated that overall global resources of known technically recoverable shale gas resources totaled 207 trillion cbm (7,299 trillion cubic feet). These resources are located in a diverse range of geographic locations. 91% of these reserves are located outside of the United States; China, Argentina and Algeria all have larger estimated resources than the United States. However, although these resources are technically recoverable, there are significant obstacles to this shale gas becoming economically recoverable at present. These include both geological factors, as well as a range of other issues, such as the difficult terrain, the limited availability of water, the fact that many of these areas are already densely populated, uncertainty regarding property rights and other legal considerations, public concerns regarding extraction activities and that the necessary infrastructure to extract the gas is not in place.

Liquefied Natural Gas

Overview

There are two methods of transporting natural gas if not consumed in the producing region: pipelines, which accounted for 69% of the natural gas traded cross-border in 2013, and LNG shipping, in which natural gas is liquefied and transported in specialized seaborne carriers. LNG shipping has been increasing in importance and accounted for 31% of all natural gas trade in 2013. Although this is down marginally on the amount traded as LNG in 2012, it is up from 26% in 2000 and 24% in 1990. Overall, between 1990 and 2013, gas traded as LNG increased by a compound annual growth rate of 6.8% compared to 5.0% per annum for gas transported by pipeline over the same period.

The challenge of moving gas as LNG to points of demand is that traditionally it has been highly capital intensive, technologically sophisticated and expensive. The first shipment of LNG was made in 1959 from Lake Charles in the United States to Canvey Island in the UK. LNG trade was subsequently developed in the 1960s with shipments from Arzew in Algeria to the UK, Spain, Italy and France, and in the 1970s with the expansion of the trade to Japan. Relatively few LNG carriers were ordered during the 1980s, while the 1990s saw limited activity in terms of infrastructure and trade development, with relatively few projects coming online during this period. By contrast, over the course of the last decade, a number of new projects in a range of countries, including some with no prior history of LNG production such as Trinidad and Tobago and Equatorial Guinea, have started producing LNG for export.

The LNG supply chain involves a number of different stages:

•

Liquefaction: Following the initial production of gas, natural gas is cooled to a temperature of -162°C (-260°F), which transforms it into a liquid. This reduces its volume to approximately 1/600th of its volume in a gaseous state and allows economical storage and transportation.

•	Shipping: LNG is transported overseas from the liquefaction facility to the receiving terminal in specially designed LNG carriers.

•

Terminalling and Regasification: LNG is stored in specially designed facilities until regasified. LNG is returned to its gaseous state at a regasification facility, which can be located either onshore or aboard specialized LNG carriers.

•	Distribution: Upon return to its gaseous state, the natural gas is transported to consumers through pipelines.

Although the costs associated with the LNG supply chain have declined over the past two decades, it can be less expensive to transport natural gas via pipeline than LNG carriers. However, due to the growing distances between remote sources of supply and the location of demand, capital costs associated with constructing pipelines, which become prohibitively expensive over long distances, security issues relating to the existence of unattended energy pipelines and the potential for geopolitical factors disrupting the use of pipelines that run between countries, LNG carriers are expected to remain the predominant means of transportation for a significant portion of global natural gas demand.

Furthermore, LNG carriers offer greater flexibility in the transportation of natural gas than pipelines and enable a swifter response to market developments, including new sources of demand and supply or significant changes in the price of LNG in certain markets. The fixed infrastructure nature of pipelines does not allow for this flexibility.

LNG Supply

With the increased interest in natural gas, there has been an associated increase in investment in LNG infrastructure that will support an increase in the volume of trade over the next few years. As the demand for natural gas continues to expand, the pace of the build-out of infrastructure to export and import LNG as well as the geographic location of such infrastructure will have a direct impact on the demand for LNG shipping.

There were 18 countries (with 91 liquefaction trains) with LNG liquefaction infrastructure at the start of September 2014, compared to 10 exporting countries at the end of 2004. The total production capability of these existing units is estimated at approximately 293 million tonnes per annum of LNG, while the average utilization rate of this global capacity is estimated to have reached approximately 80% in 2013. Idle liquefaction capacity can be a result of either underutilization, short interruptions of liquefaction trains due to maintenance activities or gas supply shortfalls.

Qatar continues to be the largest exporter of LNG, with Qatari exports having reached 78 million tonnes in 2013, which constituted one-third of global exports. Malaysia, Indonesia, Nigeria and Australia represented a second tier of exporters in 2013, having exported an aggregate total of 82 million tonnes of LNG. One notable development in the first eight months of 2014 was the start-up of Exxon’s new LNG liquefaction facility in Papua New Guinea. PNG LNG, which has two trains with a nameplate capacity of 6.9 million tonnes per annum, moved its first cargo to Japan in May 2014. Elsewhere, the liquefaction facility at Skikda, Algeria, opened its fourth train, with the capacity to liquefy 4.5 million tonnes per annum of natural gas. However, this increase in capacity was partially offset by capacity elsewhere being taken offline during this period. The Angola LNG project, consisting of one train with nameplate capacity of 5.3 million tonnes per annum, which opened in 2013, was closed in April 2014 following a major leak at the end of March. Chevron and Sonangol, the main operators of the project, estimate that the facility will not reopen until the middle of 2015.

There are 16 new LNG liquefaction projects with a total estimated annual capacity of 108 million tonnes of LNG under construction as at the start of September 2014. A sizeable tranche of this capacity is based in Australia. Eleven of these projects are scheduled to be completed by 2016 or earlier, and will add a further 69.2 million tonnes per annum of capacity over this period, an increase of 24% on current liquefaction capacity. There are 27 additional projects with an estimated annual capacity of 223.0 million tonnes of LNG that have received FID, or are at the FEED stage, with start-up dates ranging from 2015 to the start of 2020. Two of these projects are targeting start dates prior to the end of 2016. If these two projects are completed on schedule, it is estimated that they will result in a further 4.6 million tonnes per annum of additional export capacity (following full ramp-up). Combining the projects under construction and at FID or FEED stages implies an increase of 25% in liquefaction capacity by the end of 2016 and a requirement for approximately 66 additional LNG carriers. Projects with start-up dates beyond 2016 are also expected to generate significant further requirements for LNG carriers. Five projects currently under construction and 25 projects at FID or FEED stages are due to start-up between 2017 and the start of 2020. Although subject to delays, postponements and cancellations, these 30 projects would add a further 88% on current liquefaction capacity (following full ramp-up) and a requirement for approximately 256 additional LNG carriers if they proceed on schedule. This ship requirement is calculated based on various assumptions, including the completion of liquefaction projects on time and utilization at current global averages.

LNG Demand

At the start of September 2014, the import side of the LNG business consisted of 107 import facilities at locations in 30 countries. Asian nations accounted for three-quarters of global LNG imports in 2013, with Japan, South Korea, India, China and Taiwan being the top five LNG import destinations during this period. The largest importer of LNG is Japan, which imported approximately 88 million tonnes of LNG in 2013 (excluding re-exports), equivalent to 37% of the total global imports in 2013. Annual Japanese import levels in 2013 remained largely unchanged from those in 2012, reflecting the relatively limited growth in power generation, with what little growth being supplied by a slight increase in coal imports. However, the underlying demand for LNG in power stations remains significant, owing to the continued absence of nuclear capacity following the earthquake and tsunami in 2011.

As the preceding graph illustrates, while Japan remains the largest importer of LNG, activity in other areas has expanded. In 2011, new re-gasification terminals were opened in China, Thailand, the Netherlands, the United States, Mexico and Argentina. In 2012, the first Indonesian import facility, Nusantara Regas, began operations, while additional terminals started up in China and Japan. Furthermore, in 2013, Malaysia, Singapore and Israel began importing LNG, and additional regasification terminals began operation in Japan, China, India, Italy and Brazil. This trend is expected to continue in the near term, with import terminals under construction in countries without a prior history of importing LNG, such as Poland and Ukraine. Other countries planning to receive their first cargoes, either from new plants, FSRUs or land-based sources include: Croatia, Egypt, Finland, Ireland, Lithuania and Sweden in Europe and the Mediterranean; Bahrain, Jordan, the Philippines, Sri Lanka and Vietnam in the East and Colombia and Uruguay in the western hemisphere. If all of the import proposals are realized, the number of importing nations could potentially reach approximately 50 by the end of 2016.

A notable trend in recent years has been the growth in the volume of re-exports being traded globally. Import terminals, particularly in the U.S. Gulf of Mexico, Belgium and Spain have installed loading facilities, which give them the ability to move LNG out of storage so that it can be re-exported when the market prices make it profitable. Furthermore, as demonstrated by new import facilities having been established in Malaysia and Indonesia, certain key existing gas exporters have been establishing an LNG import infrastructure in order to try to meet growing domestic demand for natural gas without having to curb LNG exports. There has also been a growth in the popularity of floating storage and regasification units (FSRUs), given the large expense of providing land-based import facilities. Six FSRUs (including FSRU-LNG units) have been built since the start of 2012 and a further nine are scheduled to enter service by the end of 2016.

Increased demand is expected from Japan in the short term. Following the events at the Fukushima nuclear power plant in March 2011, the vast majority of the country’s nuclear reactors were taken off-line and in September 2013, the last functioning nuclear reactor was shut down. Since 2011, the replacement demand from electricity generators has resulted in a rapid year-on-year growth in LNG imports (12.7% in 2011 and 11.4% in 2012). Although Japanese LNG import levels remained largely static in 2013, the Japanese Institute of Energy Economics released a report in February 2014 that suggested there could be an increase, albeit marginal, in LNG imports in the short term to meet additional demand, if all other conditions remain unchanged. However, the longer-term outlook remains uncertain. Although it is widely accepted that LNG will continue to play an important role in Japan’s energy mix, particularly in meeting peak demand, there are potential factors that could limit any substantial growth in the long term. The most prominent of these is the ruling Liberal Democratic Party’s enthusiasm for restarting nuclear reactors; in April 2014, the government announced plans to restart some nuclear capacity. It is also anticipated that a greater emphasis will be placed on energy efficiency and renewable energy sources moving forward. Moreover, the fact that the price of LNG in Japan has traditionally been indexed to the oil import price on long-term contracts may limit growth. However, it is important to note that Japanese importers are attempting to mitigate this factor by diversifying their LNG sources to capitalize on cheaper prices elsewhere, primarily North America. In July 2013, Osaka Gas Co and Chubu Electric Power Co announced twenty year contracts with Freeport LNG in the U.S.

Demand for LNG is likely to continue to increase elsewhere in Asia, with particular scope for increased imports in both China and India for use in power generation, domestic heating and other industrial uses. Chinese imports of LNG, boosted by rising energy use and its desire to diversify its energy mix, have increased rapidly since 2006 when China’s first regasification plant opened. Chinese imports increased from 0.7 million tonnes of LNG in 2006 to 18.6 million tonnes of LNG in 2013 (excluding re-exports). As of September 2014, China had 11 LNG receiving terminals in operation with a total capacity of 36.6 million tonnes per annum. Prospects for further growth in China’s LNG import demand appear to be largely positive: six new regasification plants and the expansion of an existing facility with a total import capacity of 16.6 million tonnes are under construction, with approximately 5.6 million tonnes scheduled to come online by the end of 2014, and seven additional plants have been proposed. Elsewhere, Indian imports of LNG marginally declined by 1.7% in 2013 to 13.1 million tonnes, largely as a result of a weaker rupee and an increase in hydro generation. However, the outlook for Indian seaborne LNG demand moving forward remains positive. At the start of September 2014, there were four LNG regasification terminals operating in India, with a total capacity of 22.4 million tonnes. India also has one regasification terminal currently under construction, with the Andhra Pradesh FSRU scheduled to start operation in 2015. A further eleven new terminals and one terminal expansion are currently proposed or have been approved, many of which have estimated start-up dates of 2016 or earlier and would increase demand for seaborne LNG.

In recent years, a significant driver of LNG demand has been high regional price differentials caused by varying supply of natural gas, differing price formation mechanisms and regulations, regional gas infrastructures and demand dynamics. General economic activity is also a driver of LNG demand. Significant pricing differentials in varying regions of the world, as well as the relatively low cost of LNG transport have created arbitrage opportunities for LNG producers and traders, leading to additional demand for LNG sea transport. In 2011, gas prices in Japan were almost three times the levels of prices in the United States. This price differential increased in 2012, with the Japanese price averaging almost four times the levels of those in the United States. Over the course of 2013, this multiple fell to just over two times. With shipping costs significantly below these differentials, this encouraged trading to take advantage of arbitrage opportunities. From the beginning of the second quarter of 2014, the spot price of LNG in Asia has declined, reportedly falling to $10.8 per million British thermal unit, or “m Btu” in August 2014. This fall in price was caused by a number of factors, including: more moderate than expected demand from a number of Asian countries, particularly South Korea; and the PNG liquefaction facility coming online ahead of scheduled start-up, which resulted in an increase in spot cargo availability in the region. These factors were short-term in nature. However, the general pricing trend remains uncertain.

LNG: Trade and Shipping

The LNG trade can be considered as two main trading blocs, one covering the Asia/Pacific and the other the Atlantic (including the Mediterranean). Historically, there was little movement between the two blocs, although over the last three years there has been an increase in activity from the new Atlantic exporters (Norway, Equatorial Guinea and Trinidad) to the Pacific. The Middle East sits between these two blocs, but the balance of its trade to the East and the West has changed little in recent years. Demand for LNG shipping has increased in recent years as natural gas demand has continued to exceed production in mature gas producing regions, and as the cost of liquefaction and regasification has declined due to improved technology, efficiency gains and more competition. Moreover, high natural gas and LNG price differentials across varying regions have contributed to the proliferation of LNG trade. World seaborne LNG trade has grown strongly over the past two decades, with a compound annual growth rate of 7.1% between 1990 and 2011.

In 2008 and 2009, global economic conditions reduced demand for LNG and the rate of growth in the world seaborne trade of LNG stalled, partly due to limited volumes being made available for trading. Subsequently, there was a 21.3% increase in the volume of world seaborne LNG trade in 2010 and an 11.3% increase in 2011 as LNG demand increased and new and existing facilities were able to commence production. However, the overall volume of world seaborne LNG trade declined by 1.6% in 2012, as a result of the postponement of further liquefaction capacity and several terminals undergoing periods of downtime. Total world seaborne trade in LNG remained at a similar level in 2013, increasing by just 0.5% (including re-exports). This is a result of limited liquefaction capacity growth over the course of the year, coupled with import declines in both the United States and Europe only being marginally offset by growth in non-OECD Asia. An overall improvement in world seaborne trade in LNG compared to 2013 is expected in full year 2014.

There has also been a general increase in the complexity and distance of trading patterns. As shown in the graph below, the number of LNG trade routes between countries has increased from 45 in 2003 to 93 in 2008 and 168 in 2013. In the period between 1997 and 2011, there was also a considerable increase in the average distance of LNG trade routes, increasing from 2,338 nautical miles to 3,755 nautical miles, a 61% increase over the period. These increases in distance and complexity of trading routes have also increased the relative requirement for LNG shipping capacity.

LNG Shipping

Types of LNG Carriers

LNG carriers transport LNG internationally between liquefaction facilities and import terminals. These double-hulled ships include a sophisticated “containment” system that holds and insulates the LNG so it maintains its liquid form. There are two main types of containment system in use on LNG carriers. The Moss system, developed by Kvaerner in the 1970s, uses free standing insulated spherical tanks supported at the equator by a continuous cylindrical skirt, i.e., the tank and the hull are two separate entities. The Membrane technique uses insulation built directly into the hull of the ship, with a membrane covering inside the tanks to maintain integrity, i.e., the ship’s double hull directly takes the pressure of the cargo. The membrane technique is the most used system. As of September 1, 2014, this system had been supplied to 277 ships in service (69% of the current fleet in terms of numbers), or 272 ships (73% of the current fleet) if vessels below 35,000 cbm are excluded. The system is also the preferred choice for 77% of the ships on the current global order book, or 84% if vessels below 35,000 cbm are excluded.

Ship Technology

The traditional propulsion unit for an LNG carrier has been the steam turbine and this remains the most widely used technology in the current fleet. As at September 1, 2014, the global LNG carrier fleet included 259 ships (65% of the fleet by number) with this technology, with a further 14 on order (10% of the orderbook by number). Traditionally, this technology was the only practical way of utilizing the boil-off gas characteristic of LNG transport. Boil-off gas represents approximately 0.15% of cargo per day. In recent years however, the high value of LNG has given rise to arguments over the merits of burning valuable cargo versus the cost of investment in improved insulation and/or alternative engines.

In 2002, Gaz de France became the first owner to commit to gas-fired diesel electric engines, ordering from Chantiers de l’Atlantique in St. Nazaire, France (now owned by STX Europe) a 74,000 cbm ship delivered in 2006. This engine type features the following advantages: (i) higher efficiency, when compared to steam turbine installations, resulting in significant cost savings in today’s fuel price environment; (ii) more compact which allows for a bigger cargo space; and (iii) allows greater freedom in the hiring of engineering staff. Dual fuel diesel electric engines are capable of using LNG boil-off with either marine diesel oil or heavy fuel oil, and are able to reach approximately 45% efficiency, compared to under 30% for steam turbine engines. Although total fuel costs of a ship will depend on the relative cost of bunkers and LNG and trading patterns, these engines can benefit from over 30% fuel cost savings a day when running on heavy fuel oil. As at September 1, 2014, the global LNG carrier fleet included 79 ships (20% of the fleet by number) with this technology, almost all of which are within the 145,000 to 175,000 cbm size range. In addition, 93 ships (69% of the orderbook by number) with this technology were on order. Wartsila, the original supplier of diesel electric engines, has now been joined by MAN Diesel & Turbo SE with similar offerings.

Slow-speed diesel engines have been promoted for larger ships and were specified for the approximately 210,000 to 217,000 cbm “Q-Flex” and the approximately 260,000 to 270,000 cbm “Q-Max” orders for the Qatar projects. The slow-speed engines feature twin slow-speed diesel engines with twin screws and a re-liquefaction plant used to return boil-off gas to the cargo. As of September 1, 2014, 31 Q-Flexes and 14 Q-Maxes have been delivered with this technology, comprising 11% of the current fleet in terms of numbers. However, no LNG carriers above 200,000 cbm with slow-speed diesel engines have been ordered since 2007.

Global LNG Carrier Fleet and Orderbook

The effective supply of LNG carrier capacity is primarily determined by three main factors: (i) the size of the existing fleet; (ii) the rate of deliveries of newbuildings; and (iii) scrapping. At the start of 1996, the LNG carrier fleet stood at 90 ships (9.4 million cbm) before increasing to 174 ships (20.4 million cbm) by the start of 2005 and 361 ships (51.7 million cbm) by the start of 2011. However, the fleet has grown more slowly in the last few years as the delivery schedule has been relatively limited. As of September 1, 2014, the LNG carrier fleet totaled 399 ships with an aggregate capacity of 57.6 million cbm. The average age of the fleet was 10.9 years. Please note that this total includes small LNG tankers of less than 35,000 cbm, which are identified separately in the following table.

World LNG Carrier Fleet and Order Book By Size

Size (cbm)	Fleet				Order Book
	Number	’000 cbm	% share of cbm	Average Age (Years)	No.	’000 cbm	% of fleet
210,000 & above	45	10,335	18%	5.6
180-209,999					3	542
150-179,999	92	14,745	26%	3.4	117	19,539	133%
120-149,999	226	31,367	54%	14.4	1	147	0%
90,000-119,999
60,000-89,999	12	911	2%	24.9
35,000-59,999					3	108
Less than 35,000	24	231	0%	9.7	11	272	118%

Total	399	57,588	100%	10.9	135	20,608	36%

Source: Clarkson Research, September 2014

Historically, ships built between the early 1960s and 2000 could be grouped into one of three size ranges. The first category was the small carriers of between 25,000 and 50,000 cbm which were used for short range trades, especially in the Mediterranean. Ships between 60,000 and 90,000 cbm were termed mid-sized carriers and utilized on medium haul voyages, and ships between 120,000 and 138,000 cbm were in the larger sized class. In 2002, the first 140,000 cbm ship was delivered as the LNG supply chain looked to take advantage of economies of scale. However, it was not until the fourth quarter of 2006 that a 150,000 cbm ship entered the fleet. From 2007 to 2010, there were a significant number of so called “Q-Flex” (210,000 to 217,000 cbm) and “Q-Max” (260,000 cbm to 270,000 cbm) ships delivered into the fleet. With the exception of a limited number of small LNG carriers no larger than 36,000 cbm, all of the ships ordered since the first half of 2007 have been between 145,000 cbm and 185,000 cbm in size. This reflects the current interest in designs that are able to trade flexibly and can move average sized cargo stems.

There has been a notable increase in newbuilding ordering of LNG carriers in recent years. Improved charter market conditions and a shortage of LNG carriers led to 170 newbuilding contracts being placed in the period from the start of 2011 to the start of September 2014, compared to a total of just eleven between 2008 and 2010. As of September 1, 2014, the LNG carrier order book totaled 135 ships with an aggregate capacity of 20.6 million cbm. At 36% of the fleet (in terms of carrying capacity), the current order book is notably smaller in relative terms than the record highs recorded in mid-2006 when it was almost 100% of the existing fleet. Nevertheless, it is substantially larger than it was at the start of 2011 (6% of the existing fleet).

Over the remaining six months of 2014, 4.0 million cbm of new tonnage (6.9% of the current fleet by capacity) is scheduled to be delivered, with a further 5.2 million cbm expected to be delivered in full year 2015. As of September 1, 2014, available berth capacity is relatively limited through to the end of 2015. It is therefore expected that the capacity of the global fleet will grow by approximately 8.1% in 2014 and by 8.7% in 2015. Exact levels will depend on the level of contracting activity in the coming years.

World LNG Carrier Order Book By Year of Delivery

Capacity Range	2014		2015		2016		2017+		Total
cbm	No.	’000 cbm	No.	’000 cbm	No.	’000 cbm	No.	’000 cbm	No.	’000 cbm
210,000+
180,000-209,999					1	182	2	360	3	542
150,000-179,999	24	3,854	30	4,944	29	4,943	34	5,799	117	19,539
120,000-149,999	1	147							1	147
90,000-119,999
60,000-89,999
35,000-59,999					3	108			3	108
Less than 35,000			8	212	3	60			11	272

Total	25	4,001	38	5,156	36	5,293	36	6,159	135	20,608

Source: Clarkson Research, September 2014

Note: The order book as a % of the fleet is in cubic capacity terms.
Note: The order book is as of September 1, 2014. Going forward, the orderbook is subject to new orders, particularly for delivery in 2016 onwards.

LNG carriers are typically engineered to a very high standard and when they enter the fleet, they are rigorously maintained. Therefore, their operational life extends well beyond that of other bulk carrier types and most trade beyond the age of 30 to 40 years. Consequently, there has historically been very little scrapping: between 1996 and the start of September 2014, only 23 have been demolished, of which only ten have been larger than 60,000 cbm. Moving forward, however, commercial considerations may well alter this. A growing proportion of the current fleet (10% in terms of the number of ships as of September 1, 2014) is now over 25 years old, while the order book contains ships which are larger, more fuel efficient and more suited to charterers’ requirements than those currently trading. As a result, commercial imperatives may dictate fleet replacement programs sooner rather than later. Although some older ships may be sold into conversion projects (for example, FSRUs), this may result in a large proportion of the overage tonnage being scrapped in the near-term.

A relatively small number of shipyards worldwide are capable of building LNG carriers. As of September 1, 2014, only 16 yards are building LNG carriers or have them on order, all of which are located in the Far East. Of these 16, only 11 are building vessels above 35,000 cbm. South Korean yards have the largest portion of the order book above 35,000 cbm (73% in terms of the number of ships), and the remainder is accounted for by yards in China and Japan, which have 14% and 13% of the order book, respectively. Nearly all LNG carriers are built at established shipyards, and ships are currently being delivered broadly as per the order book schedule. LNG carriers are relatively complex to build, with typical lead times in recent years of between 26 and 48 months. As a result, this prevents large numbers of new shipyard entrants. However, additional LNG shipbuilding capacity may be available at the existing capable yards if demand for other ship types declines.

LNG carrier asset values fluctuate over time. Given that historically most ships are built to fulfill the requirements of a specific project, sales of LNG carriers are infrequent and only 48 sales were reported between the start of 2006 and the start of September 2014 (17 of which were sold in 2011). Of this total, ten LNG carriers were sold in the first eight months of 2014, including six vessels that were bought by GasLog from BG Group. There is substantially more activity in the newbuilding market. In general, shipbuilding prices are governed by the supply of and demand for shipbuilding berths, the cost of building ships, and exchange rates. Although it is important to note that prices can vary greatly according to the individual specifications of the ship being built, a multitude of other factors affect the benchmark newbuilding price of LNG carriers. These include changes to the size and technological sophistication of LNG carriers, the cost of steel and competition for yard space from both other LNG owners and other sectors of the shipbuilding market. Recent trends in newbuilding prices are shown in the following graph.

Market Participants and Competition

Competition in the LNG shipping market is principally for employment of ships whose charters are expiring and ships that are under construction. Competition for these charters is based on price, ship availability, size, age, propulsion technology and condition, relationships with LNG carrier charterers and the LNG safety record, experience and reputation of the operator. Due to the nature of competition and long-term charters, the LNG business provides operators with less volatile, more predictable revenue flows than some other sectors of the shipping industry.

The two main types of LNG fleet operators that provide international LNG transportation services are private and state-controlled energy and utility companies that generally operate captive fleets, and independent owners and operators. Given the complex, long-term nature of LNG projects, major energy companies have historically transported LNG through their captive fleets. However, independent fleet owners and operators have in recent times been winning an increasing share of charters for new or expanded LNG projects as major energy companies continue to divest non-core businesses. It appears that the increasing ownership of the world LNG fleet by independent owners is attributable in part to the desire of some major energy companies to limit their commitment to the transportation business, which is non-core to their operations, and to the cost of financing of new LNG carriers in addition to the high construction costs of liquefaction and regasification facilities. The share of the fleet owned by independent owners (excluding Japanese and South Korean owners, who typically have very strong relationships with national utility companies) has increased from 26% in terms of numbers at the start of September 2004 to 40% at the start of September 2014. The current order book is further dominated by independent owners, who account for a total 62% of the vessels on order (in terms of numbers).

The major owners of LNG carriers are shown in the following charts. The major independent owners, excluding the Japanese and South Korean owners and those who are majority owned by oil and gas majors or nation-states, are also shown in the following charts.

Please note that a number of the owners detailed in the above charts only have partial equity shares in the ships in their fleet.

Barriers to Entry

Although there have been a number of new entrants over the past 10 years, the LNG shipping sector is characterized by relatively high barriers to entry compared to other shipping sectors. Barriers to entry include:

•	the high cost of building LNG carriers;

•	the limited number of qualified shipyards that can build LNG carriers;

•	the requirements of both charterers and financiers, such as experience in the operation of LNG carriers;

•	the necessary history of quality operations, including very high safety and performance standards and low downtime;

•	the required financial strength;

•	the need for highly qualified personnel; and

•	the illiquid sale and purchase markets.

Contract Structure

Given the specialized nature of LNG carriers and the substantial investments required for the construction of the ships and the associated export and import terminals, most agreements in the LNG sector (both gas sale agreements and charters) have historically been entered into for a long-term of 20 to 25 years. In recent years, there has been a movement towards shorter shipping contracts, with the conclusion of a number of contracts of between five to ten years in duration, as well as short-term contracts of less than four years. This reflects an increased level of liquidity in the market. However, a significant proportion of LNG carriers continue to be built for longer-term contracts tied to new LNG projects, although some newbuilding contracts have been placed without a firm charter in place.

The majority of LNG carriers remain under long-term contracts. A spot market in traded LNG has developed that covers short-term charters of one year or less, as well as voyage charters. In 2011 and 2012, this short-term trade accounted for approximately one-quarter of total seaborne LNG trade volumes, increasing to 27% in 2013. This compares to a 19% share of global trade in 2010 and a 3.4% share in 2000.

The charter rates paid in the charter market are governed by the supply of and demand for LNG carrying capacity. For example, oversupply in the LNG carrier market in 2009 and 2010 led to depressed rates. While the global LNG carrier fleet grew by 17.2% in 2009 as a result of strong newbuilding deliveries, seaborne LNG trade grew by only 5.7% and short-term charter rates were concluded at below $40,000/day. Conversely, world seaborne trade in LNG grew 21.3% in 2010 and 11.3% in 2011 on the back of higher demand and greater availability of new liquefaction supply, combined with few deliveries into the fleet and caused short- and medium-term charter rates to improve significantly. Figures in excess of $125,000/day were regularly recorded for modern vessels on short- to medium-term charters during 2012, compared to figures ranging between $75,000/day and $90,000/day for vessels on longer-term charters. Since these peaks, charter rates have softened as fleet growth has begun to pick up. In the second half of 2013, short- and medium-term rates were generally in the region of between $80,000/day and $110,000/day, compared to between $70,000/day and $85,000/day for vessels on longer-term charters. In the first eight months of 2014, rates for longer-term charters gradually softened to levels closer to the bottom of this range. Short- and medium-term rates also softened in this period, falling to between approximately $65,000/day and $70,000/day by the start of September 2014.

BUSINESS

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our initial fleet of three LNG carriers, which have charter terms expiring in 2018 and 2019, were contributed to us by GasLog, which controls us through its ownership of our general partner.

Our initial fleet consists of three LNG carriers, built in 2013, with modern tri-fuel diesel electric propulsion technology that operate under long-term charters with subsidiaries of BG Group. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners. We intend to operate our vessels under long-term charters with predictable cash flows and to grow our position in the LNG market through further acquisitions of LNG carriers from GasLog and third parties. We believe we can grow our distributions per unit organically by providing reliable customer service to our charterers and leveraging GasLog’s relationships, expertise and reputation. We intend to make further acquisitions of LNG carriers from GasLog, including the Pending Vessel Acquisition, and third parties to grow our fleet. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers and provides support to international energy companies as part of their LNG logistics chain. GasLog was founded and is effectively controlled by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the New York Stock Exchange on March 30, 2012, under the symbol “GLOG”. At the time of its initial public offering, GasLog’s owned fleet consisted of ten LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 126% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order. This increase includes: two LNG newbuilding orders announced in February 2013, two LNG newbuilding orders announced in August 2013, two LNG newbuilding orders and two exercised options for newbuilding orders announced in June 2014, all of which are expected to be delivered through the second half of 2017; the acquisition of one 2010 built LNG carrier announced in September 2013; and six secondhand steam-powered ships that were acquired from BG Group in April and June 2014. Each of the four newbuildings announced in 2013 is under a long-term charter, which will commence upon delivery. Since January 1, 2013, GasLog has taken delivery of five LNG carriers. As of September 1, 2014, GasLog has a fully owned 22 ship fleet, including 12 ships on the water and 10 LNG carriers on order from Samsung and Hyundai, as well as a 51.8% ownership in the Partnership (before giving effect to this offering).

Our Fleet

Initial Fleet

Our initial fleet consists of:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Charter Expiration	Optional Period(2)
GasLog Shanghai	2013	155,000	BG Group	January 2018	2021-2026
GasLog Santiago	2013	155,000	BG Group	March 2018	2021-2026
GasLog Sydney	2013	155,000	BG Group	May 2019	2022-2027

(1)	Vessels are chartered to a subsidiary of BG Group.

(2)

The charters may be extended for up to two extension periods of three or four years, and each charter requires that the charterer provide us with 90 days’ notice before the charter expiration of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

Pending Vessel Acquisition

On August 14, 2014, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million, which will be funded with a combination of new or existing debt (as discussed below) and proceeds raised in this offering. GasLog purchased the Methane Rita Andrea and the Methane Jane Elizabeth from BG Group in April 2014. In connection with the transaction, the Partnership will acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. with $2.0 million of positive net working capital existing at the time of closing. GasLog supervised the construction of each ship and has provided technical management for the ships since delivery.

The entities being purchased pursuant to the Pending Vessel Acquisition currently have $217.0 million of outstanding indebtedness in respect of the two vessels to be acquired. In connection with the Pending Vessel Acquisition, we expect to pay $111.0 million of the net proceeds (after deducting underwriting discounts and estimated expenses and including amounts payable by the general partner to retain its 2.0% interest in us) of this offering—the difference between the $328.0 million aggregate purchase price of the Pending Vessel Acquisition and the $217.0 million of outstanding indebtedness under the Citibank Facility that we expect to assume—to GasLog Carriers, a direct subsidiary of GasLog. We expect to use approximately $24.99 million of the remaining net proceeds of this offering (or $45.50 million if the underwriters’ option to acquire additional common units is exercised in full) to repay indebtedness outstanding under the Citibank Facility. In addition, shortly following the closing of the Pending Vessel Acquisition, we expect to refinance all our outstanding indebtedness and the indebtedness of the entities being acquired pursuant to the Pending Vessel Acquisition with borrowing under the New Credit Facility (as defined below). See “—Recent Developments”.

The following table provides information about the ships to be purchased under the Pending Vessel Acquisition:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Charter Expiration	Optional Period(2)
Methane Rita Andrea	2006	145,000	BG Group	April 2020	2021-2026
Methane Jane Elizabeth	2006	145,000	BG Group	October 2019	2021-2026

(1)	Vessels are chartered to a subsidiary of BG Group.

(2)

Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

The Pending Vessel Acquisition and the purchase price were approved by our board of directors and the conflicts committee of our board of directors. The conflicts committee retained an independent financial advisor to assist it in evaluating the Pending Vessel Acquisition. In determining that the Pending Vessel Acquisition is fair and reasonable to us, the conflicts committee obtained the views of its financial advisor as to the fairness of the purchase price.

We have agreed to the Pending Vessel Acquisition for the following reasons:

•	the long-term, fixed-rate charters with BG Group fits our objective of generating stable cash flows;

•	the Pending Vessel Acquisition will increase the scale and diversity of our operations;

•	the Pending Vessel Acquisition is expected to increase our financial strength and flexibility by increasing our cash flow; and

•	the Pending Vessel Acquisition is expected to increase our cash available for distribution to our unitholders.

We estimate that the vessels being acquired will generate $47.7 million of incremental contracted revenue over their initial charter terms and add over $34.5 million per annum to our EBITDA(1). However, we may not realize that level of revenue or EBITDA from the acquisition of these vessels.

If the Pending Vessel Acquisition is consummated, our management intends to recommend to our board of directors an increase in our quarterly cash distribution of between $0.05625 and $0.06250 (between $0.225 and $0.250 per unit on an annualized basis), which would become effective for our distribution with respect to the quarter ending December 31, 2014. Any such increase would be conditioned upon, among other things, the closing of the Pending Vessel Acquisition, the approval of such increase by our board of directors and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

(1)	Non-GAAP Financial Measures

EBITDA. We define EBITDA as earnings before interest income and expense, gain/loss on interest rate swaps, depreciation and amortization and taxes. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our operating performance and ability to generate cash for debt service and capital expenditures, as well as our compliance with the financial covenants and restrictions contained in our financing agreements. We believe that EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on interest rate swaps, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. We believe that including EBITDA as an operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing operational strength and cash generating ability in assessing whether to continue to hold common units.

EBITDA has limitations as an analytical tool (see “Selected Historical Financial and Operating Data”) and should not be considered an alternative to profit/(loss), profit/(loss) from operations, cash flow (used in)/from operating activities or any other measure of operating performance or liquidity presented in accordance with IFRS. EBITDA excludes some, but not all, items that affect profit/(loss) and net cash from operating activities, and these measures may vary among other companies. Therefore, EBITDA may not be comparable to similarly titled measures of other companies.

Estimated EBITDA for the two LNG carriers we are purchasing for the first twelve months of operation is based on the following assumptions:

•	closing of the Pending Vessel Acquisition in the third quarter of 2014 and timely receipt of charter hire specified in the charter contracts;

•	utilization of 363 days per year and no drydocking;

•	vessel operating and supervision costs and charter commissions per current internal estimates; and

•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this prospectus, but if these assumptions prove to be incorrect, actual EBITDA for the vessels could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

We intend to use the proceeds of this offering, and the related capital contribution to us by our general partner, to partially fund the purchase price for the Pending Vessel Acquisition and to prepay or refinance related indebtedness.

We expect the Pending Vessel Acquisition to close following the closing of this offering, subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions. The Pending Vessel Acquisition may not close as anticipated or it may close with adjusted terms. See “Risk Factors—Risks Inherent in Our Business—The Pending Vessel Acquisition may not close as anticipated or it may close with adjusted terms”. This offering is not conditioned on the closing of the Pending Vessel Acquisition. If the Pending Vessel Acquisition does not close, we will use the net proceeds from this offering and the related capital contribution to us by our general partner for general partnership purposes.

The Pending Vessel Acquisition will be accounted for as a reorganization of companies under common control. Beginning with the first quarter following the completion of the Pending Vessel Acquisition, the Partnership’s historical results will be retroactively restated to reflect the historical results of the Methane Rita Andrea and Methane Jane Elizabeth during the periods they were owned by GasLog.

On August 5, 2014, we entered into a commitment letter and a coordination letter with Citibank for a credit facility for up to $450 million to refinance the existing debt facilities for our initial fleet, as well as the debt facilities for the vessels to be acquired pursuant to the Pending Vessel Acquisition. The refinanced debt is expected to have a tenor of five years and an amortization profile of 20 years, which we believe will increase our financial flexibility. The New Credit Facility will be secured by a first priority mortgage on each of our current vessels and, when delivered, the vessels to be acquired pursuant to the Pending Vessel Acquisition, a specific assignment of each of the existing charters and a first assignment of earnings and insurances in relation to the vessels. The New Credit Facility will bear interest at LIBOR plus a margin and will be payable in 20 equal quarterly payments of $5.625 million each and a balloon payment of $337.5 million together with the final quarterly payment. We expect that the New Credit Facility will have financial and restrictive covenants that are consistent with our existing debt. The closing of the New Credit Facility is subject to conditions precedent, including the negotiation and execution of final documentation and final lender approvals. We expect the New Credit Facility to be entered into and funded shortly following the closing of the Pending Vessel Acquisition. In addition, at the closing of the Pending Vessel Acquisition, we expect to use a portion of the proceeds from this offering to prepay amounts related to the Methane Rita Andrea and Methane Jane Elizabeth currently outstanding under the Facility Agreement between GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd. as borrowers, Citibank, N.A., London Branch, as mandated lead arranger, the financial institutions listed in Schedule 1 thereto as lenders, Citibank as bookrunner, Citibank International Plc as agent of the other finance parties and Citibank as security agent and trustee, which such borrowers entered into to finance the purchase of the Methane Rita Andrea and the Methane Jane Elizabeth (as well as the Methane Lydon Volney, which is not being acquired in the Pending Vessel Acquisition), which we refer to as the Citibank Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

If the New Credit Facility described above is not entered into and funded at or prior to the closing of the Pending Vessel Acquisition, (1) the Citibank Facility will remain in place and (2) as required by the Citibank Facility, we and GasLog Partners Holdings LLC, our wholly owned subsidiary, will enter into a guarantee agreement with Citibank pursuant to which we and GasLog Partners Holdings LLC will guarantee the obligations of the borrowers under the Citibank Facility (including GAS-eighteen Ltd., an entity that will not be acquired from GasLog under the Pending Vessel Acquisition). See “Management’s Discussion and Analysis of Financial Condition and Results

of Operations—Liquidity and Capital Resources”. The funding of the New Credit Facility is not a condition to the completion of this offering or the Pending Vessel Acquisition.

Option Vessels

We have the option to purchase the following 12 LNG carriers from GasLog, including the two vessels to be acquired pursuant to the Pending Vessel Acquisition, within 36 months after each such vessel’s acceptance by its charterer (or, in the case of the GasLog Seattle and the six vessels recently acquired from BG Group, including the two vessels subject to the Pending Vessel Acquisition, 36 months after the closing of the IPO), in each case at fair market value as determined pursuant to the omnibus agreement.

Our ability to purchase these optional vessels, should we exercise our right to purchase such vessels, is dependent on our ability to obtain financing to fund all or a portion of the acquisition costs of these vessels and may be dependent on the consent of existing lenders to GasLog with respect to these optional vessels. See “Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or financing agreement”. As of the date of this prospectus, we have not secured any financing in connection with the 12 optional vessels (other than those to be acquired pursuant to the Pending Vessel Acquisition). In connection with the Pending Vessel Acquisition, we will enter into the New Credit Facility or the Guarantee. See “—Recent Developments”.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Charter Expiration(3)
GasLog Seattle	2013	155,000	Shell	December 2020
Solaris	2014	155,000	Shell	June 2021
Hull No. 2072	Q1 2016	174,000	BG Group	2026
Hull No. 2073	Q2 2016	174,000	BG Group	2026
Hull No. 2102	Q3 2016	174,000	BG Group	2023
Hull No. 2103	Q4 2016	174,000	BG Group	2023
Methane Rita Andrea(4)	2006	145,000	BG Group	April 2020
Methane Jane Elizabeth(4)	2006	145,000	BG Group	October 2019
Methane Lydon Volney	2006	145,000	BG Group	October 2020
Methane Shirley Elisabeth	2007	145,000	BG Group	December 2019
Methane Heather Sally	2007	145,000	BG Group	December 2020
Methane Alison Victoria	2007	145,000	BG Group	June 2020

(1)	For newbuildings, expected delivery quarters are presented.

(2)	Vessels are chartered to a subsidiary of BG Group or a subsidiary of Shell, as applicable.

(3)

Indicates the expiration of the initial term. The charterer of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. For the other vessels in the above table, the charterers have unilateral options to extend the term of the time charters for periods ranging from 5 to 10 years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter.

(4)	Vessels to be acquired pursuant to the Pending Vessel Acquisition. See “—Pending Vessel Acquisition”.

GasLog also has the following 10 additional carriers in its fleet, which it will be required to offer to us for purchase at fair market value as determined pursuant to the omnibus agreement if charters are secured with committed terms of five full years or more:

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Charter Expiration
GasLog Savannah	2010	155,000	BG Group	September 2015(3)
GasLog Singapore	2010	155,000	BG Group	September 2016(3)
GasLog Skagen	2013	155,000	BG Group	April 2021(4)
GasLog Chelsea	2010	153,600	Spot Market	N/A
Hull No. 2043	Q4 2014	155,000	N/A	N/A
Hull No. 2044	Q1 2015	155,000	N/A	N/A
Hull No. 2130	Q2 2017	174,000	N/A	N/A
Hull No. 2131	Q3 2018	174,000	N/A	N/A
Hull No. 2800	Q3 2017	174,000	N/A	N/A
Hull No. 2801	Q4 2017	174,000	N/A	N/A

(1)	For newbuildings, expected delivery quarters are presented.

(2)	Vessels are chartered to a subsidiary of BG Group or a spot market counterparty, as indicated.

(3)

Indicates the expiration of the initial term. The charterers have unilateral options to extend the term of the time charters for periods ranging from 30 to 90 months, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter.

(4)

Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

In addition to the LNG carriers described in the preceding paragraphs, we intend to leverage our relationship with GasLog to make accretive acquisitions of LNG carriers with long-term charters from GasLog and third parties to increase our distributions per unit. Pursuant to the omnibus agreement, GasLog will be required to offer to us for purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if charters are secured with committed terms of five full years or more. Except as discussed elsewhere in this prospectus, this right will continue throughout the entire term of the omnibus agreement. In addition to GasLog’s committed order book, GasLog currently holds fixed price options from Samsung on two additional 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If GasLog exercises these options, Samsung has agreed to grant GasLog two additional options. GasLog also holds fixed price options from Hyundai on four additional 174,000 cbm newbuildings with delivery dates in late 2017 and during 2018. In addition, we will have a right of first offer with regard to any proposed sale, transfer or other disposition of any LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter of five full years or more that GasLog owns, as discussed elsewhere in this prospectus. Our ability to acquire additional LNG carriers from GasLog is subject to obtaining any applicable consents of governmental authorities and other non-affiliated third parties, including the relevant lenders and charterers. Under the omnibus agreement, GasLog will be obligated to use reasonable efforts to obtain any such consents. Our ability to exercise any right to acquire additional LNG carriers will also be subject to our ability to obtain additional equity and debt financing. We cannot assure you that in any particular case the necessary consent will be obtained. See “Certain Relationships and Related Party Transactions—Omnibus Agreement”.

Our Relationship with GasLog Ltd.

We believe that one of our principal strengths is our relationship with GasLog. We believe our relationship with GasLog gives us access to GasLog’s relationships with leading energy companies, shipbuilders, financing sources and suppliers and to its technical, commercial and managerial expertise, which we believe will allow us to compete more effectively when seeking additional customers. As of September 1, 2014, GasLog has a fully owned 22 ship fleet, including 12 ships on the water and 10 LNG carriers on order from Samsung and Hyundai, as well as a 51.8% ownership in the Partnership. Since its initial public offering in April 2012, GasLog has increased by approximately 126% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order. In addition, GasLog, through its wholly owned subsidiary GasLog LNG Services, provides ship management services to the LNG carriers in our initial fleet and, subject to any alternative arrangements with the applicable charterer, additional ships we may acquire from GasLog. GasLog will also provide certain administrative and commercial management services to the Partnership.

GasLog was incorporated in 2003 and is effectively controlled by its chairman, Peter G. Livanos, who beneficially owns approximately 39.0% of GasLog’s common shares. Mr. Livanos’ family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering and its common shares began trading on the New York Stock Exchange on March 30, 2012, under the symbol “GLOG”. GasLog completed a $199 million follow-on public offering and concurrent private placement on January 22, 2014, to fund a portion of the cost of the acquisition of the three vessels recently purchased from BG Group, and on April 16, 2014, GasLog completed a $110 million follow-on public offering to fund a portion of the cost of the acquisition of the three vessels under contract to be purchased from BG Group.

Upon completion of this offering, GasLog will own our 2.0% general partner interest, all of our incentive distribution rights, 162,358 common units and all of our subordinated units. Our general partner, by virtue of its general partner interest, controls the appointment of three of our five directors (subject to its right to transfer the power to elect one director to the common unitholders so that they will thereafter elect a majority of our directors). GasLog intends to utilize us as its primary growth vehicle to pursue the acquisition of LNG carriers that are expected to generate long-term, stable cash flows.

Business Opportunities

With the global demand for natural gas increasing and LNG’s share of the international natural gas trade expanding within the sector, we believe that this is a favorable time to continue to grow the Partnership through the addition of modern vessels. While LNG trade is cyclical and there is no guarantee that we will be able to take advantage of opportunities to grow, we believe the following attributes of the LNG industry create an attractive environment in which to expand our business:

•

Natural gas and LNG are strong and growing components of global energy supply. Natural gas accounted for 24% of the world’s energy consumption in 2013. Over the last two decades, natural gas has been one of the world’s fastest increasing energy sources, growing at approximately twice the rate of oil consumption over the same period. We believe LNG, which accounted for 31% of overall cross-border trade of natural gas in 2013, will continue to increase its share at least over the next several years. Because of the cost and environmental advantages of natural gas relative to other energy sources, together with the increased availability of natural gas supply, we believe that demand for natural gas and LNG in particular will continue to grow in the future.

•

The demand for LNG shipping is expected to grow. Disparities in the pricing of natural gas between producing regions with natural gas reserves and consuming regions, such as the Far East, have created arbitrage opportunities for LNG producers and traders. These arbitrage opportunities, the growing distance between the producing regions and end buyers and the cost advantages of LNG shipping as compared to transporting natural gas by pipeline led to the world seaborne trade of natural gas in the form of LNG increasing by 21.3% in 2010 and 11.3% in 2011. Although the seaborne trade in LNG declined by 1.6% in 2012 and improved marginally by only 0.5% in 2013, we believe that planned capacity increases in liquefaction and regasification terminals will support increasing LNG trade in the future. Including all liquefaction projects that are currently under construction and at FID or FEED stages, Clarkson Research estimates that liquefaction capacity will increase by approximately 25% by the end of 2016. For more details about these liquefaction projects and the current global order book and other factors affecting demand for LNG shipping, see “The LNG Shipping Industry”.

•

High barriers to entry should restrict the supply of new LNG carriers. According to Clarkson Research, the existing order book of LNG carriers represents only 36% of current LNG carrier fleet carrying capacity. Fleet growth was limited in 2012 and 2013 but is expected to accelerate in 2014 and 2015. We believe that significant barriers to entry exist in the LNG shipping sector due to the large capital requirements, the limited availability of financing, the limited availability of qualified ship personnel and the need for a high degree of technical management capabilities. The industry also serves a demanding customer base that requires the highest quality operating standards. Finally, we believe the limited construction capacity at high-quality shipyards and the long lead-time required for the construction of LNG carriers should also restrict the supply of new LNG carriers in the near- term.

•

Stringent customer certification standards favor experienced, high-quality operators. Energy companies have established increasingly high operational, safety and financial standards that independent owners of LNG carriers generally must meet in order to qualify for employment in their programs. Through our relationship with GasLog, which has managed LNG carriers for BG Group for over 12 years and had its technical management operations vetted by other major energy companies, we believe that these rigorous and comprehensive certification standards will enhance our ability to compete for new customers and charters relative to less qualified and less experienced ship operators.

•

Increasing ownership of the global LNG carrier fleet by independent owners. According to Clarkson Research, independent owners have increased their share of the global LNG carrier fleet from approximately 26% at the start of September 2004 to approximately 40% at the start of September 2014. Orders by independent owners represent 62% of the vessels in the current global order book. We believe private and state-owned energy companies will continue to seek high-quality independent owners for their growing LNG shipping requirements in the future, driven in part by large capital requirements and a recognition that owning and operating LNG ships are outside of their core areas of expertise.

Competitive Strengths

We believe that our future business prospects are well supported by the following factors:

•

Significant built-in growth opportunities. In addition to the two vessels to be acquired pursuant to the Pending Vessel Acquisition, we have the option to purchase from GasLog the 10 additional LNG carriers delivered or expected to be delivered to GasLog between 2013 and 2016 that are or will be subject to long-term charters. GasLog will also be required to offer to us for purchase at fair market value (as determined pursuant to the omnibus agreement) any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if they are placed under charters of five full years or more, including the four existing LNG carriers currently on short-term or seasonal contracts and six newbuildings on order that have not yet been chartered. We believe these acquisition opportunities, as well as other future acquisition opportunities from GasLog or third parties, will facilitate the growth of our distributions per unit.

•

Enhanced growth opportunities through our relationship with GasLog, an established owner, operator and manager of LNG carriers. We believe our relationship with GasLog will provide us with many benefits that we believe will drive growth in our distributions per unit. We believe charterers award new business to established participants in the LNG carriers market because of their demonstrated technical, commercial and managerial expertise. GasLog is an experienced operator with an in-house technical manager, GasLog LNG Services, which provides a highly competent technical and operational platform to GasLog’s owned and managed vessels. We believe that GasLog LNG Services’ 12-year history of providing management services to BG Group has enabled GasLog to develop a track record and reputation for providing highly competent, safe and reliable operations. We believe this track record and reputation will continue to enable GasLog to attract additional long-term charters for LNG carriers. Further, we believe GasLog’s strong relationships with customers, shipyards and established financing providers, and its large pool of experienced and qualified global seafarers, enhance its operational and financial efficiency.

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Predictable cash flow profile through charter contracts with leading energy companies. Our initial fleet operates under charters with initial terms that expire in 2018 or 2019, the two vessels to be acquired pursuant to the Pending Vessel Acquisition operate under charters with initial terms that expire in 2019 and 2020, and the other 10 LNG carriers for which we have options to purchase from GasLog have charter durations ranging from 5.5 to 10 years with BG Group and Shell. The charters on the three vessels in our initial fleet contain hire rate provisions that provide for an automatic periodic adjustment, which is designed to reflect the actual costs of operating the ship and related expenses, although existing charters on certain of the vessels subject to the purchase options, including the vessels to be acquired pursuant to the Pending Vessel Acquisition, do not have similar provisions. We believe that such provisions can reduce our potential exposure to foreign exchange rates and operating costs and expenses. By contracting with companies that we consider to be financially strong, such as BG Group and Shell, we believe that we have minimized our counterparty risk. Our current charters do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

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Newly constructed and high specification LNG carriers. Following the completion of the Pending Vessel Acquisition, our fleet will continue to be among the youngest of any LNG shipping operator. The 155,000 cbm size of each of our initial fleet vessels and the 145,000 cbm vessels to be acquired pursuant to the Pending Vessel Acquisition are compatible with most of the existing LNG terminals around the globe. Our initial fleet and six of the 10 additional vessels that we will have the option to purchase from GasLog are, or when delivered will be, high-specification LNG carriers equipped with modern tri-fuel diesel electric propulsion technology.

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Demonstrated access to financing. On May 12, 2014, we raised $186.0 million of net proceeds through our IPO, of which $35.0 million was retained by the Partnership. In connection with the closing of our IPO, GasLog provided us with a $30.0 million revolving credit facility which we may at any time utilize for general partnership purposes, including working capital. In addition, we have obtained a commitment from Citibank for the New Credit Facility to refinance the debt facilities related to our fleet, including the vessels to be acquired pursuant to the Pending Vessel Acquisition. We believe that borrowings available under our existing credit facilities as well as other bank financing facilities and the debt capital markets, and our ability to issue additional partnership units will provide us with financial flexibility to pursue expansion opportunities.

We can provide no assurance, however, that we will be able to utilize our strengths described above. For further discussion of the risks that we face, see “Risk Factors”.

Business Strategies

Our primary business objective is to grow our business profitably and increase quarterly distributions per unit over time by executing the following strategies:

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Pursue strategic and accretive acquisitions of LNG carriers on long-term, fixed-rate charters. We will seek to leverage our relationship with GasLog to make strategic acquisitions that are accretive to our distributions per unit. Under the omnibus agreement, in addition to the vessels to be acquired pursuant to the Pending Vessel Acquisition, we have the option to purchase 10 additional LNG carriers, delivered or expected to be delivered to GasLog between 2013 and 2016, each of which has been or will be under long-term charter upon its delivery. Additionally, during the term of the omnibus agreement, we will have the right to purchase from GasLog any newbuilding LNG carrier or existing LNG carrier in the GasLog fleet, in either case with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation that enters into a long-term charter agreement of five full years or more.

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Capitalize on growing global demand for LNG shipping. Natural gas is one of the fastest growing primary energy sources globally. Moreover, between 1990 and 2013, the volume of LNG traded increased at a rate 36% higher than natural gas pipeline trade and almost three times the increase in the rate of consumption of natural gas. Although LNG trade declined in 2012 and only improved marginally in 2013, we believe the global demand for LNG shipping will continue to increase, due to currently planned construction projects that, if they proceed on schedule, are expected to increase LNG supply. As we acquire additional LNG carriers from GasLog over the next few years, our expanded fleet will help position us financially to meet the growing demand for LNG shipping. We believe our relationship with GasLog and its industry reputation and relationships position us well to further expand our owned fleet to the extent that such additional capacity is accretive to returns.

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Manage our fleet and deepen our customer relationships to provide a stable base of cash flows and superior operating performance. Through our relationship with GasLog, we intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters in addition to new opportunities to serve our customers. GasLog charters its current fleet to BG Group and Shell. GasLog does not, however, have exclusive agreements in place with either BG Group or Shell that require BG Group or Shell to charter additional current or future unchartered vessels from GasLog. We believe that GasLog will be able to maintain and develop customer relationships beyond its current customer base in order to support its growth programs and capitalize on attractive opportunities. We believe the close relationships that GasLog has with these companies will provide attractive opportunities to participate in the expected long-term growth of the LNG trade. We will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, see “Risk Factors”.

Recent Developments

GasLog Partners LP

On August 1, 2014, we announced a partial cash distribution for the second quarter of 2014 of $4.13 million, or $0.20604 per unit, pro-rated from the IPO closing date through June 30, 2014, which was paid to all unitholders of record as of August 11, 2014. This distribution corresponds to a quarterly distribution of $0.375 per unit, or $1.50 per unit per year.

GasLog Ltd.

In May 2014, subsidiaries of GasLog entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cbm each). The vessels are expected to be delivered in the first and second half of 2017, respectively.

In June 2014, subsidiaries of GasLog entered into shipbuilding contracts with Hyundai for the construction of two LNG carriers (174,000 cbm each). The vessels are expected to be delivered in the second half of 2017.

On June 30, 2014, GasLog took delivery of the Solaris, a 155,000 cbm LNG carrier constructed by Samsung that commenced her seven year charter party agreement with Shell.

Customers

Our customer, BG Group, accounted for all of our total revenues for the year ended December 31, 2013 and the six months ended June 30, 2014. If we exercise our option to purchase the GasLog Seattle and the Solaris from GasLog, our customers would include Shell, which is another large, well- capitalized energy company.

Ship Time Charters

We provide the services of our ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship’s operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off). If we complete the Pending Vessel Acquisition or exercise our option to purchase any of the remaining four vessels recently acquired from BG or Hull Nos. 2072, 2073, 2102 and 2103, such LNG carriers will be chartered to a subsidiary of BG Group. If we exercise our option to purchase the GasLog Seattle or the Solaris, such LNG carriers will be chartered to a subsidiary of Shell.

Each of our subsidiaries has entered into a master time charter with a subsidiary of BG Group that establishes the general terms under which the three vessels in our initial fleet are chartered to BG Group. The subsidiaries have entered into a separate confirmation memorandum for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship’s charter.

The following discussion describes the material terms of the time charters for our initial fleet as well as the vessels to be acquired pursuant to the Pending Vessel Acquisition.

Initial Term, Extensions and Redelivery

The initial terms of the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney began upon delivery of the ships in January 2013, March 2013 and May 2013, respectively, and will terminate in 2018 and 2019, as applicable. BG Group has options to extend the terms of each of the charters for up to 8 years at specified hire rates. Our time charters provide for redelivery of the ship to us at the expiration of the term, as such term may be extended upon the charterer’s exercise of its extension options plus or minus 30 days, or upon earlier termination of the charter (as described below). Under all of our charters, the charterer has the right to extend the term for most periods in which the ship is off-hire, as described below. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

The initial terms of the time charters for the Methane Rita Andrea and the Methane Jane Elizabeth, or the “New Charters”, began upon delivery of the ships in April 2014, and will terminate in 2020 and 2019, respectively. BG Group has options to extend the terms of each or both of the charters for three or five years at specified hire rates, and each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option. The time charters provide for redelivery of the ship to the owner at the expiration of the term, as such term may be extended upon the charterer’s exercise of its extension options, or upon earlier termination of the charter (as described below), plus or minus 30 days. The charterer has the right to extend the term for most periods in which the ship is off-hire, as described below. The charterer does not have an option to purchase the ships during or upon expiration of the charter term.

Hire Rate Provisions

“Hire” rate refers to the basic payment from the customer for use of the ship. Under all of our existing time charters, the hire rate is payable to us monthly in advance in U.S. dollars and includes two components—a capital cost component and an operating cost component. The capital cost component relates to the cost of the ship’s purchase and is a fixed daily amount that is structured to provide a return on our invested capital. The charters provide for the capital cost component to increase by a specified amount during any option period. The operating cost component is a fixed daily amount that increases at periodic intervals at a fixed percentage or is calculated based on a periodic budget agreed upon by the parties. Although the daily amount of the operating cost component is fixed (subject to a specified periodic increase or adjustment if a given charter contains such provision), it is intended to correspond to the costs of operating the ship and related expenses. In our current charters, in the event of a material increase in the actual costs we incur in operating the ship, a clause in the charter provides us the right in certain circumstances to seek a review and potential adjustment of the operating cost component. The New Charters provide that the hire rate is payable to the owner monthly in advance in U.S. dollars but do not contain the other provisions described above.

The hire rates for each of our ships and the vessels to be acquired pursuant to the Pending Vessel Acquisition may be reduced if the ship does not perform to certain of its specifications or if we breach our obligations under the charter.

Off-Hire

When a ship is “off-hire”—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. Our existing time charters and the New Charters provide an annual allowance period for us to schedule preventative maintenance work on the ship. A ship generally will be deemed off-hire under our existing time charters and the New Charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer’s use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), drydocking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship’s officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems.

All ships are drydocked at least once every five years as required by the ship’s classification society for a special survey. Ships are considered to be off-hire under our existing time charters and the New Charters during such periods.

Ship Management and Maintenance

Under our existing time charters we are, and under the New Charters we will be, responsible for the technical management of our ships and the ships to be acquired pursuant to the Pending Vessel Acquisition, including engagement and provision of qualified crews, employment of armed guards for transport in certain high-risk areas, maintaining the ship, arranging supply of stores and equipment, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements, as well as for drydocking expenses. We provide and, in the case of the New Charters, will provide these management services through technical management agreement with GasLog LNG Services, a wholly owned subsidiary of GasLog. See “Certain Relationships and Related Party Transactions—Ship Management Agreements”.

Termination and Cancellation

Under our existing time charters and the New Charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the Peoples Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled drydocking for a period exceeding 90 consecutive days, or for more than 90 days, in any one-year period.

Technical and Operational Management

Pursuant to amended ship management agreements, through GasLog LNG Services we manage, and in the case of the vessels to be acquired pursuant to the Pending Vessel Acquisition, will manage, the day-to-day aspects of ship operations, including crewing, training, insurance, maintenance and repair, procurement of supplies, regulatory and classification compliance and HSSE management and reporting, for our initial fleet. We utilize third-party sub-contractors and suppliers in carrying out certain of our technical management responsibilities.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, in the future our ships may operate in the more volatile emerging spot market that covers short-term charters of one year or less.

Although we believe that we are one of the few independent owners that focus primarily on newly-built, technically advanced LNG carriers, other independent shipping companies also own and operate, and in some cases manage, LNG carriers and have new ships under construction. There are other ship owners and managers who may also attempt to participate in the LNG market in the future. We believe that our strategy of focusing on charter contracts with initial terms of five full years or more differentiates us to some extent from other independent owners.

In addition to independent owners, some of the major oil and gas producers own LNG carriers, and in the recent past they have contracted for the construction of new LNG carriers. National gas and shipping companies also have large fleets of LNG carriers that have expanded and may continue to expand. Some of these companies may compete with independent owners by using their fleets to carry LNG for third parties.

Classification, Inspection and Maintenance

Every large, commercial seagoing ship must be “classed” by a classification society. The classification society certifies that the ship is “in class”, signifying that the ship has been built and subsequently maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the ship’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

To ensure each ship is maintained in accordance with classification society standards and for maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed periodically. Surveys are based on a five-year cycle that consists of annual surveys, intermediate surveys that are typically completed between the second and third years of every five-year cycle, and comprehensive special surveys (also known as class renewal surveys) that are completed at each fifth anniversary of the ship’s delivery.

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are otherwise prescribed. All ships are also required to be drydocked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to drydock our ships at five-year intervals that coincide with the completion of the ship’s special survey. We expect that the drydocking schedule for the vessels for which we have options to acquire under the omnibus agreement will, for the foreseeable future, be the same as the schedule for our initial fleet.

Most insurance underwriters make it a condition for insurance coverage that a ship be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. The vessels in our initial fleet and the vessels to be acquired pursuant to the Pending Vessel Acquisition are each certified by the American Bureau of Shipping, or “ABS”. Each ship has been awarded ISM certification and is currently “in class”.

The following table lists the dates by which we expect to carry out the initial drydockings and special surveys for our initial fleet:

Ship Name	Drydocking and Special Survey
GasLog Shanghai	2018
GasLog Santiago	2018
GasLog Sydney	2018

The following table lists the dates by which we expect to carry out the initial drydockings and special surveys for the vessels to be acquired pursuant to the Pending Vessel Acquisition:

Ship Name	Drydocking and Special Survey
Methane Rita Andrea	2016
Methane Jane Elizabeth	2016

Crewing and Employees

We do not directly employ any on-shore employees or seagoing employees. As of December 31, 2013, GasLog employed (directly and through ship managers) approximately 1,037 seafaring staff who serve on its vessels. GasLog and its affiliates may employ additional seagoing staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Certain Relationships and Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and crew with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing personnel as a top priority, and GasLog offers its crew competitive compensation packages. In addition, GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. As a result, GasLog has historically enjoyed a high retention rate among its officers and other seafarers. In 2013, GasLog’s retention rate was 93.0% for senior officers, 96.0% for other officers and 96.7% for shore staff.

Although GasLog has historically experienced a high retention rate for our seafarers, the demand for technically skilled officers and crews to serve on LNG carriers has been increasing as the global fleet of LNG carriers continues to grow. This increased demand has and may continue to put inflationary pressure on crew costs. However, we and GasLog expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

Risk of Loss, Insurance and Risk Management

The operation of any ship has inherent risks. These risks include mechanical failure, personal injury, collision, property loss or damage, ship or cargo loss or damage and business interruption due to a number of reasons, including mechanical failure, political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating ships in international trade.

We maintain hull and machinery insurance on all our ships against marine and war risks in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance on all our ships up to the maximum insurable limit available at any given time. The insurance coverage is described in more detail below. We intend to maintain similar insurance coverage on the vessels to be acquired pursuant to the Pending Vessel Acquisition. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

Hull & Machinery Marine Risks Insurance and Hull & Machinery War Risks Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance on our ships, which cover loss of or damage to a ship due to marine perils such as collisions, fire or lightning, and the loss of or damage to a ship due to war perils such as acts of war, terrorism or piracy. Each of our ships is insured under these policies for a total amount that exceeds what we believe to be its fair market value. We also maintain hull disbursements and increased value insurance policies covering each of our ships, which provide additional coverage in the event of the total or constructive loss of a ship. Our marine risks insurance policies contain deductible amounts for which we will be responsible, but there are no deductible amounts under our war risks policies or our total loss policies.

Loss of Hire Insurance

We have obtained loss of hire insurance to protect us against loss of income as a result of the ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery/war insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship.

Additionally, we buy piracy loss of hire and kidnap and ransom insurance when our ships are ordered to sail through the Indian Ocean to insure against potential losses relating to the hijacking of a ship and its crew by pirates.

Protection and Indemnity Insurance

Protection and indemnity insurance is typically provided by a protection and indemnity association, or “P&I association”, and covers third-party liability, crew liability and other related expenses resulting from injury to or death of crew, passengers and other third parties, loss of or damage to cargo, third-party claims arising from collisions with other ships (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

Our protection and indemnity insurance covering our ships is provided by a P&I association that is a member of the International Group of Protection and Indemnity Clubs, or “International Group”. The thirteen P&I associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

Our protection and indemnity insurance is currently subject to limits of $3 billion per ship per event in respect of liability to passengers and seamen, $2 billion per ship per event in respect of liability to passengers, and $1 billion per ship per event in respect of liability for oil pollution.

As a member of a P&I association, we will be subject to calls payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, financial assurances and certificates with respect to our ships. The kinds of permits, licenses, financial assurances and certificates required will depend upon several factors, including the waters in which the ship operates, the nationality of the ship’s crew and the age of the ship. We have obtained all permits, licenses, financial assurances and certificates currently required to operate our ships. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business.

Environmental and Other Regulation

The carriage, handling, storage and regasification of LNG are subject to extensive laws and regulations relating to the protection of the environment, health and safety and other matters. These laws and regulations include international conventions and national, state and local laws and regulations in the countries where our ships now or in the future will operate, or where our ships are registered. Compliance with these laws and regulations may entail significant expense and may impact the resale value or useful lives of our ships. Our ships may be subject to both scheduled and unscheduled inspections by a variety of governmental, quasi-governmental and private organizations, including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our ships or lead to the invalidation or reduction of our insurance coverage.

We believe that our ships are operated in material compliance with applicable environmental laws and regulations and that our ships in operation have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney received an ENVIRO+ notation from ABS, which denotes compliance with guidelines related to design characteristics, management and support systems, sea discharges and air emissions that are more stringent than existing legal requirements. The Methane Rita Andrea and the Methane Jane Elizabeth also have received “Green Passport” notations from Lloyd’s Register of Ships. Because environmental laws and regulations are frequently changed and may impose increasingly stricter requirements, however, it is difficult to accurately predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future, such as in response to a serious marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. The International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or “ISM Code”, promulgated by the IMO, requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for developing a safety management system for our ships that meets these requirements.

Ships that transport gas, including LNG carriers, are also subject to regulation under the International Gas Carrier Code, or “IGC Code”, published by the IMO. The IGC Code prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our ships is in compliance with the IGC Code. Non- compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, or “MEPC”, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, which are being phased in between 2012 and 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or “ECAs”. The European Union Directive 2005/EC/33, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our initial fleet complies, and the vessels to be acquired pursuant to the Pending Vessel Acquisition will comply, with the relevant legislation and have the relevant certificates, including certificates evidencing compliance with Annex VI of the MARPOL Convention.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the “CLC”. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to provide evidence that there is in place insurance meeting the liability requirements. Where applicable, all of our vessels have received, and the vessels to be acquired pursuant to the Pending Vessel Acquisition will receive, “Blue Cards” from their P&I Club and are, or in the case of the vessels to be acquired pursuant to the Pending Vessel Acquisition will be, in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”, which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. We maintain insurance in respect of our ships that satisfies these requirements.

Noncompliance with the ISM Code or with other IMO regulations may subject a ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports, including United States and European Union ports.

United States

Oil Pollution Act and CERCLA

Because our ships could trade with the United States or its territories or possessions and/or operate in U.S. waters, our operations could be impacted by the U.S. Oil Pollution Act of 1990, or “OPA”, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA”, which imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. CERCLA applies to owners and operators of ships and contains a similar liability regime. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

These limits of liability do not apply under certain circumstances, however, such as where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. In addition, a marine incident that results in significant damage to the environment, such as the Deepwater Horizon oil spill, could result in amendments to these limitations or other regulatory changes in the future. We maintain the maximum pollution liability coverage amount of $1 billion per incident for our ships. We also believe that we will be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our ships will call.

OPA also requires owners and operators of ships to establish and maintain with the National Pollution Fund Center of the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Such financial responsibility can be demonstrated by providing a guarantee from an appropriate guarantor, who can release the required guarantee to the National Pollution Fund Center against payment of the requested premium. We have purchased such a guarantee in order to provide evidence of financial responsibility and have received the mandatory certificates of financial responsibility from the U.S. Coast Guard in respect of each of the vessels included in our initial fleet. We intend to obtain such certificates in the future for each of our vessels, including the vessels to be acquired pursuant to the Pending Vessel Acquisition, if required to have them.

Clean Water Act

The U.S. Clean Water Act of 1972, or “CWA”, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or “EPA”, has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the “VGP”. To be covered by the VGP, owners of certain ships must submit a Notice of Intent, or “NOI”, at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP to replace the existing VGP when it expires in December 2013. The new VGP includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The new VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. We have submitted NOIs for our initial fleet and intend to submit NOIs for our ships in the future, including the vessels to be acquired pursuant to the Pending Vessel Acquisition, where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the “CAA”, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL, which will apply in two stages, beginning in 2011 and 2016. However, our tri-fuel diesel electric LNG carriers have the ability to burn natural gas as fuel to power the ship, which can significantly reduce relevant emissions compared with steam-powered ships.

The CAA also requires states to adopt State Implementation Plans, or “SIPs”, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or “NISA”, impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, or “BWMS”, became effective. The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention”. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until twelve months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, a sufficient number of countries have not adopted this convention for it to enter into force. However, the IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. While we believe that the vessels in our initial fleet comply with existing requirements, if new ballast water treatment requirements are instituted, the cost of compliance could increase for ocean carriers. It is difficult to accurately predict the overall impact of such a requirement on our operations.

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or “HNS Convention”, if it is entered into force. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS”, including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

Greenhouse Gas Regulations

The MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements, which entered into force in January 2013, were fully implemented by GasLog as of December 2012. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going ships. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular LNG carriers like ours that utilize fuel-efficient diesel electric propulsion, can be considered among the cleanest of large ships in terms of emissions.

Ship Security Regulations

A number of initiatives have been introduced in recent years intended to enhance ship security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or “MTSA”, was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard ships operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on ships and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or “ISPS Code”. Among the various requirements are:

•	on-board installation of automatic information systems to enhance ship-to-ship and ship-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of ship security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. ships from MTSA ship security measures, provided such ships have on board a valid “International Ship Security Certificate” that attests to the ship’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our ships.

Properties

Other than our vessels, we do not own any material property.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Taxation of the Partnership

Marshall Islands

The following discussion represents the opinion of Cozen O’Connor, our counsel as to matters of the laws of the Republic of the Marshall Islands. Because we and our subsidiaries do not and will not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions we receive from the operating subsidiaries are not expected to be subject to Marshall Islands taxation.

United States

The following discussion represents the opinion of Cravath, Swaine & Moore LLP, our U.S. counsel, regarding the material U.S. federal income tax consequences to us of our activities. It is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the opinion of our U.S. counsel is not binding on the IRS or any court. This discussion does not address any U.S. state or local taxes. You are encouraged to consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common units that may be applicable to you.

In General

We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, except as provided below, we will be subject to U.S. federal income tax on our income to the extent such income is from U.S. sources or is otherwise effectively connected with the conduct of a trade or business in the United States.

U.S. Taxation of Our Subsidiaries

Our subsidiaries have elected (or are in the process of electing) to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of the discussion below, our subsidiaries are treated (or will be treated) as branches rather than as separate corporations.

U.S. Taxation of Shipping Income

We expect that substantially all of our gross income will be attributable to income derived from the transportation of LNG pursuant to the operation of our LNG carriers. Gross income attributable to transportation exclusively between non-U.S. ports is considered to be 100% derived from sources outside the United States and generally not subject to any U.S. federal income tax. Gross income attributable to transportation that both begins and ends in the United States (“U.S. Source Domestic Transportation Income”) is considered to be 100% derived from sources within the United States and generally will be subject to U.S. federal income tax. Although there can be no assurance, we do not expect to engage in transportation that gives rise to U.S. Source Domestic Transportation Income.

Gross income attributable to transportation, including shipping income, that either begins or ends, but that does not both begin and end, in the United States is considered to be 50% derived from sources within the United States (such 50% being “U.S. Source International Transportation Income”). Subject to the discussion of “effectively connected” income below, Section 887 of the Code would impose on us a 4% U.S. income tax in respect of our U.S. Source International Transportation Income (without the allowance for deductions) unless we are exempt from U.S. federal income tax on such income under the rules contained in Section 883 of the Code. The other 50% of the income described in the first sentence of this paragraph would not be subject to U.S. income tax.

For this purpose, “shipping income” means income that is derived from:

(i) the use of ships;

(ii) the hiring or leasing of ships for use on a time, operating or bareboat charter basis;

(iii) the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture we directly or indirectly own or participate in that generates such income; or

(iv) the performance of services directly related to those uses.

Under Section 883 of the Code and the regulations thereunder, we will be exempt from U.S. federal income tax on our U.S. Source International Transportation Income if:

(i) we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we may earn (an “Equivalent Exemption”);

(ii) we satisfy the Publicly-Traded Test (as described below) or the 50% Ownership Test (as described below); and

(iii) we meet certain substantiation, reporting and other requirements.

In order for a foreign corporation to meet the Publicly-Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market in the United States or in a foreign jurisdiction that grants an Equivalent Exemption. The Treasury regulations under Section 883 of the Code provide, in pertinent part, that equity of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of such class of equity that is traded during any taxable year on all established securities markets in that country exceeds the number of equity interests in each such class that is traded during that year on established securities markets in any other single country. We believe that our common units will be the sole class of our equity that will be traded, and that such class will be “primarily traded” on the New York Stock Exchange, which is an established securities market for these purposes.

The Publicly-Traded Test also requires equity interests in a foreign corporation to be “regularly traded” on an established securities market. The Treasury regulations under Section 883 of the Code provide that equity interests in a foreign corporation are considered to be “regularly traded” on an established securities market if one or more classes of such equity interests that, in the aggregate, represent more than 50% of the combined vote and value of all outstanding equity interests in the foreign corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements will be satisfied with respect to a class of equity interests if (i) such equity interests are traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year) and (ii) the aggregate number of equity interests in such class traded on such market during the taxable year is at least 10% of the average number of equity interests outstanding in that class during such year (as appropriately adjusted in the case of a short taxable year), provided, that if a class of equity interests is traded on an established securities market in the United States and is regularly quoted by dealers making a market in such equity interests then tests (i) and (ii) will be deemed satisfied.

Notwithstanding the foregoing, a class of equity interests may fail the regularly traded test if, for more than half the number of days during the taxable year, persons who each own, either actually or constructively under certain attribution rules, 5% or more of the vote and value of the outstanding shares of the class of equity interests, or “5% Unitholders”, own in the aggregate 50% or more of the vote and value of the class of equity interests (which is referred to as the “Closely Held Block Exception”). The Closely Held Block Exception does not apply, however, if the foreign corporation can establish that a sufficient proportion of such 5% Unitholders are Qualified Shareholders (as defined below) so as to preclude the non-qualified 5% Unitholders from owning 50% or more of the total value of the class of equity interests for more than half the number of days during the taxable year. If 50% or more of the vote and value of a class of equity interests is owned, in the aggregate, by 5% Unitholders, then a sufficient number of 5% Unitholders must verify that they are Qualified Shareholders by providing certain information to the foreign corporation, including information about their countries of residence for tax purposes and their actual and/or constructive ownership of such equity interests.

As an alternative to satisfying the Publicly-Traded Test, a foreign corporation may qualify for an exemption under Section 883 of the Code by satisfying the 50% Ownership Test. A corporation generally will satisfy the 50% Ownership Test if more than 50% of the value of its outstanding equity interests is owned, or treated as owned after applying certain attribution rules, for at least half the number of days in the taxable year by individual residents of jurisdictions that grant an Equivalent Exemption, foreign corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly-Traded Test, or certain other qualified persons described in the Treasury regulations under Section 883 (which are referred to collectively as “Qualified Shareholders”).

The Marshall Islands, the jurisdiction in which we are organized, grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we expect to earn. Therefore, we will be eligible for the exemption under Section 883 of the Code if we satisfy either the Publicly-Traded Test or the 50% Ownership Test and we satisfy certain substantiation, reporting or other requirements.

For the calendar year 2014, we will not be eligible to satisfy the Publicly-Traded Test because our common unitholders will have the right to elect only a minority of directors and therefore will not have more than 50% of the voting power of our equity. However, until the consummation of this offering, GasLog has owned more than 50% of the value of all of our equity, consisting of common units, subordinated units, a general partner interest, and incentive distribution rights. Moreover, GasLog’s equity has had the power to elect a majority of our directors, and GasLog has held that equity for more than half the days in our 2014 tax year. Therefore, if GasLog qualifies under Section 883 of the Code for 2014 and provides appropriate certifications to us, we will qualify for Section 883 of the Code under the 50% Ownership Test for the 2014 tax year. It has not yet been determined whether GasLog will qualify under Section 883 of the Code and, even if it does so qualify, whether GasLog will provide appropriate certifications to us to such effect. As a result, we can provide no assurance concerning our qualification under Section 883 of the Code for 2014.

We expect that after this offering is consummated, GasLog will no longer hold more than 50% of the value of our equity. As a result, for taxable years after 2014, we will not qualify for the 50% Ownership Test by virtue of GasLog’s ownership of our equity, even if GasLog itself qualifies under Section 883. Moreover, as in the case of 2014, we will not qualify under the Publicly-Traded Test so long as our common unitholders have the right to elect only a minority of our directors.

As discussed below in the Section “Board of Directors”, our general partner, which is a wholly owned subsidiary of GasLog, by virtue of its general partner interest, has an option (the “GasLog option”), exercisable at its discretion, to cause our common unitholders to permanently have the right to elect a majority of our directors. If that option is exercised, our common units would then be considered to have more than 50% of the voting power of all our equity. Our common units would then be considered to be “regularly traded” on an established securities market if they represented more than 50% of the value of all our equity and the listing and trading conditions described above are satisfied. Based upon our expected cash flow and distributions on our outstanding equity units, we expect that the common units will represent more than 50% of the value of our equity, and we expect that we will also satisfy the listing and trading requirements. However, we cannot assure you this will be the case. If these conditions are satisfied, and except as provided below, we would satisfy the Publicly-Traded Test unless the “Closely Held Block” exception to that test was applicable. If GasLog at that time satisfies the Publicly Traded Test, it would be a Qualified Shareholder of ours, to the extent it continued to own our common units, in determining whether the Closely Held Block Exception to the Publicly Traded Test applied.

In addition, our partnership agreement provides that any person or group (including GasLog) that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. We cannot assure you that this limitation will be effective to eliminate the possibility that we will have any 5% Unitholders for purposes of the Closely Held Block Exception.

However, assuming this limitation is effective, we anticipate that, in the event that GasLog exercises the GasLog option, we will be able to satisfy the Publicly-Traded Test if our common units represent more than half the value of our equity.

However, we cannot assure you that we will be able to satisfy the Publicly-Traded Test in taxable years 2015 or later. There is no assurance that GasLog will exercise the GasLog option, which is necessary for us to satisfy the Publicly-Traded Test. Moreover, we cannot assure you that GasLog’s exercise of the GasLog option will be sufficient for us to satisfy the Publicly-Traded Test. In particular, we may not be able to satisfy the Publicly-Traded Test in the taxable year during which GasLog exercises the GasLog option, because it is not clear if the Publicly-Traded Test must be satisfied on each day during the taxable year and whether the exercise of the option would be considered effective immediately or only at the time of the unitholder meeting following exercise of the option. In addition, if an increase in the value of our incentive distribution rights causes our common units to fail the 50% value test, we will fail to satisfy the Publicly-Traded Test even if the option is exercised. Moreover, because we are in legal form a partnership, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly-Traded Test in the future. Should any of the requirements described above fail to be satisfied, we may not be able to satisfy the Publicly-Traded Test.

If we are not entitled to the exemption under Section 883 for any taxable year, then we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of “effectively connected income” below) for those years. However, for 2013, GasLog did not have any U.S. Source International Transportation Income, and we do not currently expect to incur any material U.S. federal income tax liability on such income.

In addition, our U.S. Source International Transportation Income that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. Source International Transportation Income would be considered effectively connected with the conduct of a U.S. trade or business only if:

(i) we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and

(ii) substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a ship that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in having, such a fixed place of business in the United States or any ship sailing to or from the United States on a regularly scheduled basis.

Taxation of Gain on Sale of Shipping Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. income taxation with respect to gain realized on a sale of a ship, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a ship will be considered to occur outside of the United States for this purpose if title to the ship (and risk of loss with respect to the ship) passes to the buyer outside of the United States. We expect that any sale of a ship will be so structured that it will be considered to occur outside of the United States.

Other Jurisdictions and Additional Information

For additional information regarding the taxation of our subsidiaries, see Note 18 to our audited combined and consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT

Management of GasLog Partners LP

In accordance with our partnership agreement, our general partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our general partner, GasLog Partners GP LLC, is wholly owned by GasLog. Our executive officers, all of whom are employed by GasLog or its applicable affiliate, manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors.

Our board of directors consists of five members, Curtis V. Anastasio, Daniel Bradshaw, Pamela Gibson, Donald J. Kintzer and Peter G. Livanos, appointed by our general partner. Beginning with our first annual meeting of unitholders, which will be held in 2015, our board of directors will consist of five members, three of whom will be appointed by our general partner in its sole discretion and two of whom will be elected by our common unitholders. We expect that following our first annual meeting in 2015, each of the elected directors and one of the appointed directors will meet the independence standards established by the New York Stock Exchange, and that, at a minimum, each of the elected directors will also qualify as independent of GasLog under our partnership agreement so as to be eligible for membership on our conflicts committee. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders will be divided into classes serving staggered three-year terms. Two of the directors initially appointed by our general partner will serve until our annual meeting in 2015, at which time two directors will be elected by our common unitholders. One of the directors elected by our common unitholders at the 2015 annual meeting will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2016, and another of the directors elected at the 2015 annual meeting will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2017. Prior to the exercise by our general partner of its right to transfer the power to elect a majority of our directors to the common unitholders, Class III will not have a director. Therefore, no director will be up for election by the common unitholders in the year that Class III is up for election, which is expected to first occur in 2018. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected by our common unitholders. That director would be added to the class that does not at such time have a director. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the Code. See “Business—Taxation of the Partnership”. The majority of our directors are non-United States citizens or residents.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This limitation will support our claim of an exemption from U.S. federal income tax under Section 883 of the Code in the event our general partner transfers the power to elect one director to the common unitholders.

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain of the New York Stock Exchange corporate governance requirements that would otherwise be applicable to us. The New York Stock Exchange rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the New York Stock Exchange rules. In addition, New York Stock Exchange rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our board of directors is not required to be comprised of a majority of independent directors.

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Daniel Bradshaw, Pamela Gibson and Donald J. Kintzer, with Donald J. Kintzer serving as the chair of the audit committee. Our board of directors has determined that each of Daniel Bradshaw, Pamela Gibson and Donald J. Kintzer satisfies the independence standards established by the New York Stock Exchange, and that Donald J. Kintzer qualifies as an “audit committee expert” for purposes of SEC rules and regulations.

We also have a conflicts committee that is available at the board of directors’ discretion to review specific matters that the board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee must meet the independence standards established by the New York Stock Exchange and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of the Partnership or its subsidiaries). Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is comprised of Daniel Bradshaw, Pamela Gibson and Donald J. Kintzer, with Daniel Bradshaw serving as chair of the conflicts committee. For additional information about the conflicts committee, see “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest”.

New York Stock Exchange rules do not require foreign private issuers or limited partnerships like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we do not have a compensation committee or a nominating/corporate governance committee.

Employees of affiliates of GasLog provide services to us under the administrative services agreement. See “Certain Relationships and Related Party Transactions—Administrative Services Agreement”.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of GasLog or its affiliates. Our officers and such other individuals providing services to us or our subsidiaries intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Whenever our general partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our general partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and our general partner is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in a resetting of the target distribution levels related to its incentive distribution rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or the incentive distribution rights it owns or votes upon the dissolution of the partnership. Actions of our general partner, which are made in its individual capacity, will be made by GasLog as sole member of our general partner.

Directors and Executive Officers

The following table provides information about our directors and executive officers. With the exception of Andrew J. Orekar, we rely solely on the executive officers of GasLog or its applicable affiliate who perform executive officer services for our benefit pursuant to the administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The business address for each of our directors and executive officers is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Name	Age	Position
Curtis V. Anastasio	57	Chairman of the Board of Directors
Daniel Bradshaw	67	Director
Pamela Gibson	61	Director
Donald J. Kintzer	67	Director
Peter G. Livanos	55	Director
Andrew J. Orekar	37	Chief Executive Officer
Simon Crowe	46	Chief Financial Officer
Graham Westgarth	59	Chief Operating Officer

Curtis V. Anastasio has been the Chairman of our board of directors since our inception. From the time he led the initial public offering in April of 2001 to his retirement on December 31, 2013, Mr. Anastasio was the president and chief executive officer of NuStar Energy L. P., a publicly traded master limited partnership based in San Antonio, Texas. Mr. Anastasio was also president and chief executive officer of NuStar GP Holdings, LLC, a position he held since the company’s IPO in 2006. NuStar GP owns general and limited partner interests and the incentive distribution rights in NuStar Energy and manages its business affairs. In addition, Mr. Anastasio is chairman of the board of trustees of the United Way of San Antonio and Bexar County and serves on the boards of the Federal Reserve Bank of Dallas, the San Antonio Economic Development Foundation, San Antonio Medical Foundation, Southwest Research Institute and the Greater San Antonio Chamber of Commerce. He is chair emeritus of the National Association of Publicly Traded Partnerships (Washington, DC), and is trustee emeritus of the San Antonio Symphony, the McNay Art Museum, the Texas Biomedical Research Institute and CHRISTUS Santa Rosa Children’s Hospital Foundation. Mr. Anastasio received a Juris Doctorate degree from Harvard Law School in 1981 and a Bachelor of Arts degree, Magna cum Laude, from Cornell University in 1978.

Daniel Bradshaw has been a director since the closing of our IPO. Since 1978, Mr. Bradshaw has worked at the law firm of Johnson Stokes & Master, now Mayer Brown JSM, in Hong Kong, from 1983 to 2003 as a partner and since 2003 as a senior consultant. From 2003 until 2008 Mr. Bradshaw was a member of the Hong Kong Maritime Industry Council. Mr. Bradshaw was vice-chairman of the Hong Kong Shipowners’ Association from 1993 to 2001 and a member of the Hong Kong Port and Maritime Board from 1998 to 2003. In addition, Mr. Bradshaw is an independent non executive director of Pacific Basin Shipping Company Limited, an independent non executive director of IRC Limited, an affiliate of Petropavlovsk PLC, a non executive director of Euronav

NV, and a director of Greenship Offshore Manager Ptd. Ltd, a company in the Bourbon group owning and demise chartering supply vessels. Mr. Bradshaw received a Master of Laws degree from the Victoria University of Wellington in 1971.

Pamela Gibson has been a director since the closing of our IPO. Since 1984, Ms. Gibson has worked at the law firm of Shearman & Sterling LLP, from 1990 as a partner and since 2005 as of counsel, advising non-U.S. global companies on capital markets transactions, governance, disclosure and compliance. Ms. Gibson was the managing partner of both the Toronto (1990 to 1995) and London (1995 to 2002) offices and the head of the European and Asian Capital Markets Group (2002 to 2004) at Shearman & Sterling LLP. In addition, Ms. Gibson is an independent non-executive director of Eldorado Gold Corporation. Ms. Gibson received a Bachelor of Arts degree, with distinction, from York University in 1974, a Bachelor of Laws degree from Osgoode Hall Law School in 1977 and a Master of Laws degree from New York University in 1984. From 1978 to 1979, Ms. Gibson served as a law clerk to the Honorable Justice Howland, Chief Justice of the Ontario Court of Appeal.

Donald J. Kintzer has been a director since the closing of our IPO. Since 2008, Mr. Kintzer has been a business advisor and executive mentor (including an association with Korora Partners Inc.). He is a retired partner with PricewaterhouseCoopers LLP, or “PwC”, having retired in 2008 after an association of over 31 years. He was admitted to the partnership in 1988 and served in various roles and locations during his career. From 2005 to 2008, he was the leader (managing partner) of PwC’s West Region (US) Advisory practice and a member of PwC’s national (US) leadership team. Mr. Kintzer is a member of the board of directors of California Bank of Commerce and a member of the board of governors of Lawrence Livermore National Security, LLC and Los Alamos National Security, LLC. He is a certified public accountant (inactive) and a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Mr. Kintzer received an A.B. from Lafayette College and an M.B.A. from Pennsylvania State University. Prior to graduate school, Mr. Kintzer served as an officer in the United States Air Force.

Peter G. Livanos has been a director since the closing of our IPO. Mr. Livanos is the Chairman of GasLog and a member of GasLog’s board of directors. Mr. Livanos founded our affiliate GasLog LNG Services in 2001. He has served as the Chairman since GasLog was incorporated in July 2003 and he held the role of Chief Executive Officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos serves on the board of directors of Euronav NV, an independent owner and operator of oil tankers. Mr. Livanos is a graduate of Columbia University. He is the first cousin of Philip Radziwill, GasLog’s Vice Chairman and a member of GasLog’s board of directors.

Andrew J. Orekar has served as our Chief Executive Officer since the closing of our IPO. During his 15-year career at Goldman, Sachs & Co., Mr. Orekar served as Managing Director and Global Head of Chemicals and Agriculture Investment Banking, where he advised multinational companies on strategy and portfolio composition, mergers and acquisitions, corporate finance and capital markets transactions. Mr. Orekar joined Goldman Sachs in 1998 and held positions of increasing responsibility prior to becoming a Managing Director in 2009. Mr. Orekar received B.S. (Wharton School, Finance) and B.A. (English) degrees from the University of Pennsylvania in 1998.

Simon Crowe has served as our Chief Financial Officer since our inception. He has also served as chief financial officer of GasLog since April 2013. From 2009 until 2012, Mr. Crowe was chief financial officer of Subsea 7, an engineering, construction and services contractor to the offshore energy industry. Subsea 7 is a global business, listed on the Norwegian Stock Exchange that employs 12,000 people and operates in over 15 countries. Prior to 2009, Mr. Crowe worked for Transocean Ltd., the world’s largest offshore drilling contractor, most recently as vice president, strategy and planning, and prior to that as Finance Director for Transocean Ltd.’s Europe and Africa operations. Mr. Crowe is a member of the Chartered Institute of Management Accountants. Mr. Crowe holds a degree in physics from the University of Liverpool.

Graham Westgarth has served as our Chief Operating Officer since our inception. He was appointed chief executive vice president, operations and strategy, of GasLog in January 2013 and promoted to chief operating officer in June 2013. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of floating storage and offloading vessels. From 2001 to 2010, Mr. Westgarth served as president of Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. From 1987 to 1999, Mr. Westgarth was employed by Maersk Company Limited, the last 5 years of which he served as General Manager of the Maersk UK flag fleet. Mr. Westgarth is the current chairman of INTERTANKO, an industry organization, which represents 80% of the world’s independent tanker owners and operators. He is an ex-Master Mariner and graduate of the Columbia University Senior Executive Development Program.

Reimbursement of Expenses of Our General Partner

Our general partner does not receive compensation from us for any services it provides on our behalf, although it is entitled to reimbursement for expenses incurred on our behalf. In addition, our operating subsidiaries reimburse GasLog LNG Services for expenses incurred pursuant to the amended ship management agreements that our operating subsidiaries are party to with GasLog LNG Services. See “Certain Relationships and Related Party Transactions—Ship Management Agreements”.

Executive Compensation

In 2013, we did not pay any compensation to our directors or our officers nor accrue any obligations with respect to management incentive or retirement benefits for our directors and officers. A subsidiary of GasLog has entered into an employment agreement with Curtis V. Anastasio, the Chairman of our board of directors, and intends to enter into an employment agreement with Andrew J. Orekar, our Chief Executive Officer, which will provide for participation in our management incentive plan and long-term incentive plan. The services of our other executive officers and other employees will be provided pursuant to the administrative services agreement, under which we will pay an annual fee. For the twelve months ending September 30, 2015, we expect that fee to be $2.9 million for the three vessels in our initial fleet and the two vessels to be acquired pursuant to the Pending Vessel Acquisition. See “Certain Relationships and Related Party Transactions—Administrative Services Agreement”. Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee benefit plans and arrangements sponsored by GasLog, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our officers who also serve as our directors will not receive additional compensation for their service as directors but may receive director fees in lieu of other compensation paid by GasLog. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors each receive a director fee of $100,000 per year. Members of the audit and conflicts committees each receive a committee fee of between $25,000 and $50,000 per year. Pursuant to the administrative services agreement, we pay directly to GasLog the director fees for any appointed directors who are also directors of GasLog. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units of GasLog Partners LP before and after the completion of this offering held by beneficial owners of 5.0% or more of the units and all of our directors and executive officers as a group. The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described under “Underwriting (Conflicts of Interest)—Directed Unit Program”.

Name of Beneficial Owner	Common Units Beneficially Owned Before the Offering		Common Units to be Beneficially Owned After the Offering(3)		Subordinated Units to be Beneficially Owned After the Offering		Percentage of Total Common and Subordinated Units to be Beneficially Owned After the Offering(3)
	Number	Percent	Number	Percent	Number	Percent
GasLog Ltd.(1)	162,358	1.65%	162,358	1.13%	9,822,358	100.00%	41.35%
Basic Management Company Inc.(2)	2,380,952	24.24%	2,380,952	16.62%	—	—	9.86%
All directors, director nominees and executive officers as a group (8 persons)	155,799	1.59%	155,799	1.09%	—	—	0.65%

(1)

GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 39.0% of the issued and outstanding common shares of GasLog Ltd. through his ownership of Ceres Shipping. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of GasLog Ltd.

(2)

Based on information contained in the Schedule 13D that was filed with the SEC on May 22, 2014 by Basic Management Company Inc., or “Basic Management”, and John Stanislas Albert Radziwill. John Stanislas Albert Radziwill beneficially owns 100% of the outstanding equity of Basic Management. John Stanislas Albert Radziwill beneficially owns 100% of the outstanding equity of Basic Management. John Stanislas Albert Radziwill is the father of GasLog’s Vice Chairman, Philip Radziwill, and the uncle of our director Peter G. Livanos, who is also Chairman of GasLog.

(3)

Assumes no exercise of the option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, GasLog’s percentage of common units to be beneficially owned after the offering will decrease to 1.08%, and its percentage of total common and subordinated units to be beneficially owned will decrease to 40.23%.

As of September 1, 2014, we had one common unitholder of record located in the United States, CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 9,660,000 common units, representing 98.35% of our outstanding common units and a 48.19% ownership interest in us. We believe that the shares held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the completion of this offering, GasLog owns our general partner and 162,358 common units and subordinated units, representing a 40.53% partnership interest in us, assuming no exercise of the underwriters’ option to purchase additional common units, and all of our incentive distribution rights. In addition, upon completion of this offering, our general partner will own 492,750 general partner units representing a 2.0% general partner interest in us. GasLog’s ability, as sole member of our general partner, to control the appointment of three of the five members of our board of directors and to approve certain significant actions we may take, and GasLog’s common and subordinated unit ownership and its right to vote the subordinated units as a separate class on certain matters, means that it, together with its affiliates, will have the ability to exercise influence regarding our management.

Distributions and Payments to our General Partner and GasLog

The following table summarizes the distributions and payments made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm’s-length negotiations.

Formation Stage
The consideration received by our general partner and its affiliates in exchange for the transfer to us of the initial vessels in our fleet	•	162,358 common units and 9,822,358 subordinated units issued to GasLog;
	•	400,913 general partner units representing a 2.0% general partner interest in us; and
	•	$65.70 million in cash.
Operational Stage
Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions of 98.0% of available cash to unitholders (including GasLog, the owner of our general partner and the holder of 162,358 common units and all of our subordinated units) and the remaining 2.0% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, GasLog, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 48.0% of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights”. See “Our Cash Distribution Policy and Restrictions on Distributions—Incentive Distribution Rights” for more information regarding the incentive distribution rights.

Payments to our general partner and its affiliates

Our general partner does not receive compensation from us for any services it provides on our behalf. Our general partner and its affiliates are entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, our subsidiaries pay fees to GasLog LNG Services and GasLog for technical and commercial management services. In addition, we pay fees to GasLog for expenses related to its provision of administrative services to us pursuant to the administrative services agreement. See “—Ship Management Agreements”, “—Administrative Services Agreement” and “—Commercial Management Agreements”.

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See “The Partnership Agreement—Withdrawal or Removal of our General Partner”.

Liquidation Stage
Liquidation

Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions as described in “The Partnership Agreement—Liquidation and Distribution of Proceeds”.

Omnibus Agreement

On May 12, 2014, we entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Under the omnibus agreement, GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. For purposes of this section, we refer to these vessels, together with any related charters, as “Five-Year Vessels” and to all other LNG carriers, together with any related charters, as “Non-Five-Year Vessels”. In the event that GasLog acquires, operates or puts under charter a Five-Year Vessel, then GasLog will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify us and offer us the opportunity to purchase such Five-Year Vessel at fair market value. The restrictions in this paragraph will not prevent GasLog or any of its controlled affiliates (other than us and our subsidiaries) from:

(1)	acquiring, owning, operating or chartering Non-Five-Year Vessels;

(2)

acquiring one or more Five-Year Vessels if GasLog promptly offers to sell the vessel to us for the acquisition price plus any administrative costs (including re-flagging and reasonable legal costs) associated with the transfer to us at the time of the acquisition;

(3)

putting a Non-Five-Year Vessel under charter for five full years or more if GasLog offers to sell the vessel to us for fair market value (x) promptly after the time it becomes a Five-Year Vessel and (y) at each renewal or extension of that charter for five full years or more;

(4)

acquiring one or more Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)

if less than a majority of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by GasLog’s board of directors, GasLog must offer to sell such vessels to us for their fair market value plus any additional tax or other similar costs that GasLog incurs in connection with the acquisition and the transfer of such vessels to us separate from the acquired business; and

(b)

if a majority or more of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by GasLog’s board of directors, GasLog must notify us of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, we will notify GasLog if we wish to acquire such vessels in cooperation and simultaneously with GasLog acquiring the Non-Five-Year Vessels. If we do not notify GasLog of our intent to pursue the acquisition within 30 days, GasLog may proceed with the acquisition and then offer to sell such vessels to us as provided in (a) above;

(5)	acquiring a non-controlling equity ownership, voting or profit participation interest in any company, business or pool of assets;

(6)	acquiring, owning, operating or chartering any Five-Year Vessel if we do not fulfill our obligation to purchase such vessel in accordance with the terms of any existing or future agreement;

(7)

acquiring, owning, operating or chartering a Five-Year Vessel subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(8)	providing ship management services relating to any vessel;

(9)	owning or operating any Five-Year Vessel that GasLog owned on the closing date of the IPO and that was not part of our initial fleet as of such date; or

(10)	acquiring, owning, operating or chartering a Five-Year Vessel if we have previously advised GasLog that we consent to such acquisition, ownership, operation or charter.

If GasLog or any of its controlled affiliates (other than us, our general partner or our subsidiaries) acquires, owns, operates or charters Five-Year Vessels pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions. However, such Five-Year Vessels could eventually compete with our vessels upon their re-chartering.

In addition, under the omnibus agreement we have agreed, and have caused our subsidiaries to agree, to acquire, own, operate or charter Five-Year Vessels only. The restrictions in this paragraph will not:

(1)	prevent us or any of our subsidiaries from owning, operating or chartering any Non-Five-Year Vessel that was previously a Five-Year Vessel while owned by us or any of our subsidiaries;

(2)

prevent us or any of our subsidiaries from acquiring Non-Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)

if less than a majority of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must offer to sell such vessels to GasLog for their fair market value plus any additional tax or other similar costs that we incur in connection with the acquisition and the transfer of such vessels to GasLog separate from the acquired business; and

(b)	if a majority or more of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must notify GasLog of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, GasLog must notify us if it wishes to acquire the Non-Five-Year Vessels in cooperation and simultaneously with us acquiring the Five-Year Vessels. If GasLog does not notify us of its intent to pursue the acquisition within 30 days, we may proceed with the acquisition and then offer to sell such vessels to GasLog as provided in (a) above;

(3)

prevent us or any of our subsidiaries from acquiring, owning, operating or chartering any Non-Five-Year Vessels subject to the offer to GasLog described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(4)

prevent us or any of our subsidiaries from acquiring, owning, operating or chartering Non-Five-Year Vessels if GasLog has previously advised us that it consents to such acquisition, ownership, operation or charter.

If we or any of our subsidiaries acquires, owns, operates or charters Non-Five-Year Vessels pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

During the 30-day period after GasLog’s notice and offer of an opportunity to purchase a Five-Year Vessel, we and GasLog will negotiate in good faith to reach an agreement on the fair market value (and any applicable break-up costs) of the relevant vessel. If we do not reach an agreement within such 30-day period, a mutually-agreed upon investment banking firm, ship broker or other expert advisor will be engaged to determine the fair market value (and any applicable break-up costs) of the relevant vessel and other outstanding terms, and we will have the option, but not the obligation, to purchase the relevant vessel on such terms. Our ability to consummate the acquisition of such Five-Year Vessel from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing with respect to such Five-Year Vessel. See “Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement”. Under the omnibus agreement, GasLog will indemnify the Partnership against losses arising from the failure to obtain any consent or governmental permit necessary to own or operate the initial fleet in substantially the same manner that the vessels were owned and operated by GasLog immediately prior to the Partnership’s acquisition of such vessels. See “—Indemnification”.

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of GasLog, the noncompetition provisions of the omnibus agreement applicable to GasLog will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to GasLog shall terminate immediately.

LNG Carrier Purchase Options

Under the omnibus agreement, we have the right to purchase any of the GasLog Seattle, the Solaris, the six vessels recently acquired from BG Group (including the two vessels to be acquired pursuant to the Pending Vessel Acquisition) and Hull Nos. 2072, 2073, 2102 and 2103 from GasLog within 36 months after GasLog notifies our board of directors of their acceptances by their charterer (or, in the case of the GasLog Seattle or the six vessels recently acquired from BG Group, 36 months after the closing of the IPO) at fair market value as determined in accordance with the provisions of the omnibus agreement. If we and GasLog are unable to agree upon the fair market value of any of these optional vessels, the respective fair market values will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we will have the right, but not the obligation, to purchase the vessel at such price. Our ability to consummate the acquisition of such vessels from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing as of the closing date in respect of such vessels. See “Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement”.

On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the LNG carrier purchase options shall terminate immediately.

Rights of First Offer

Under the omnibus agreement, we and our subsidiaries have granted to GasLog a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels or Non-Five-Year Vessels owned by us. Under the omnibus agreement, GasLog has agreed (and has caused its subsidiaries to agree) to grant a similar right of first offer to us for any Five-Year Vessels they might own. These rights of first offer will not apply to a (1) sale, transfer or other disposition of vessels between any affiliated subsidiaries or pursuant to the terms of any current or future charter or other agreement with a charter party or (2) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with a unaffiliated third party or any Non-Five-Year Vessel, we or GasLog, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and GasLog, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or GasLog, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or GasLog, as the case may be, than those offered pursuant to the written notice. Our ability to consummate the acquisition of such Five-Year Vessel from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing in respect of such Five-Year Vessel. See “Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining lenders’ or charterers’ consents that are necessary to acquire vessels with an existing charter or a financing agreement”.

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of GasLog, the right of first offer provisions applicable to GasLog under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by GasLog shall terminate immediately.

For purposes of the omnibus agreement, a “change of control” means, with respect to any “applicable person”, any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the applicable person’s assets to any other person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the applicable person; (b) the consolidation or merger of the applicable person with or into another person pursuant to a transaction in which the outstanding voting securities of the applicable person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding voting securities of the applicable person are changed into or exchanged for voting securities of the surviving person or its parent and (ii) the holders of the voting securities of the applicable person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding voting securities of the surviving person or its parent immediately after such transaction;

and (c) a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), other than GasLog or its affiliates with respect to the general partner, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding voting securities of the applicable person, except in a merger or consolidation which would not constitute a change of control under clause (b) above.

Indemnification

Under the omnibus agreement, GasLog will indemnify us after the closing of the IPO for a period of five years (and GasLog will indemnify us for a period of at least three years after our purchase of any of the 12 vessels subject to purchase options, if applicable) against certain environmental and toxic tort liabilities with respect to the initial fleet and the twelve vessels subject to purchase options that are contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of the IPO are excluded from the environmental indemnity. There is an aggregate cap of $5 million on the amount of indemnity coverage provided by GasLog for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case GasLog is liable for claims only to the extent such aggregate amount exceeds $500,000.

GasLog will also indemnify us for liabilities related to:

•

certain defects in title to the initial fleet and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of the IPO; and

•	certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Administrative Services Agreement

On May 12, 2014, we entered into an administrative services agreement with GasLog, pursuant to which GasLog provides certain management and administrative services to us. The services provided under the administrative services agreement are required to be provided in a diligent manner, as we may reasonably direct.

The administrative services agreement will continue indefinitely until terminated by us upon 90 days’ notice for any reason in the sole discretion of our board of directors. In addition, the administrative services agreement may be terminated by GasLog upon 90 days’ notice if:

•	there is a change of control of us or our general partner;

•	a receiver is appointed for all or substantially all of our property;

•	an order is made to wind up our partnership;

•	a final judgment or order that materially and adversely affects our ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•	we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or liquidation or commence any reorganization proceedings.

Under the administrative services agreement, certain officers of GasLog provide executive officer functions for our benefit. These officers are responsible for our day-to-day management subject to the direction of our board of directors. Our board of directors has the ability to terminate the arrangement with GasLog regarding the provision of executive officer services to us at any time in its sole discretion.

The administrative services provided by GasLog include:

•

bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•

administrative and clerical services: assistance with office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•

banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders; and

•	assistance with the integration of any acquired businesses.

GasLog receives a service fee in U.S. dollars of $0.6 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. For the three vessels in our initial fleet and the two vessels to be acquired pursuant to the Pending Vessel Acquisition, we expect that we will pay GasLog approximately $2.9 million in total for the services under the administrative services agreement for the twelve months ending September 30, 2015.

Under the administrative services agreement, we will indemnify GasLog against all actions which may be brought against them as a result of their performance of the administrative services including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses to the extent that they are caused by or due to the fraud, gross negligence or willful misconduct of GasLog or its officers, employees and agents.

Ship Management Agreements

Each vessel in our fleet is subject to amended ship management agreements pursuant to which certain crew and technical services are provided by GasLog LNG Services. Under these amended ship management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the manager as described below. For the three vessels in our initial fleet and the two vessels to be acquired pursuant to the Pending Vessel Acquisition, we expect that the aggregate amount of fees and expenses to be paid by our operating subsidiaries under these management agreements for the twelve months ending September 30, 2015 will be approximately $2.8 million.

Management services. Each amended ship management agreement requires that GasLog LNG Services and its subcontractors use their best endeavors to perform, among others, the following management services:

•	the provision of suitably and adequately qualified crew for the vessel in accordance with the requirements of the owner and the attendance to all matters pertaining to training, labor relations, insurance and amenities of the crew;

•

the provision of operational and technical management, including arrangement and supervision of drydockings, repairs, alternations and the upkeep of the vessel, arrangement for the victualling and storing of the vessels, appointment of surveyors and technical consultants and development, implementation and maintenance of a Safety Management System in accordance with the ISM Code;

•	the provision of applicable documentation of compliance and safety management certificates;

•

the provision of an accounting system that meets the requirements of the owner, regular accounting services and regular reports and records, and the maintenance of records of costs and expenditures incurred, as well as data necessary or proper for the settlement of accounts between the parties;

•	the procurement of all stores, spares, equipment, provisions, oils, fuels and any other goods, material or services to be supplied to the vessel;

•	the handling and settlement of claims relating to the vessel, including any claims involving the charterers;

•	the navigation of the vessel, handling of all necessary communication, and management of cargo operations of the vessel; and

•	the arrangement, maintenance and preparation for suitable moorings for vessels for lay-up.

Management fee. Pursuant to the amended ship management agreements, the vessel-owning subsidiaries, as owners, will pay a management fee of $46,000 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. For the three vessels in our initial fleet and the two vessels to be acquired pursuant to the Pending Vessel Acquisition, we expect the amount of these fees and expenses to be approximately $2.8 million for the twelve months ending September 30, 2015. The management fee is subject to an annual adjustment. The adjustment will be agreed to between the parties in good faith on the basis of general inflation and proof of increases in actual costs incurred by GasLog LNG Services, as manager. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable ship management agreement.

Term. Each ship management agreement continues indefinitely until terminated by either party as described below.

Automatic termination and termination by either party. Each ship management agreement will be deemed to be terminated if:

•	the vessel is sold, becomes a total loss, declared as a constructive, compromised or arranged total loss or is requisitioned for hire; or

•

an order is made or a resolution is passed for the winding up, dissolution, liquidation or bankruptcy of the other party (otherwise than for the purpose of a solvent reconstruction or amalgamation), a receiver or similar officer is appointed or the other party suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

Termination by the manager. Under each ship management agreement, the manager may terminate the ship management agreement with immediate effect by written notice if:

•	any money payable to the manager pursuant to the agreement has not been paid within 30 days of payment having been requested in writing by the manager;

•

the owner fails to cease employment of the vessel in an unlawful trade or on a voyage, which in the reasonable opinion of the manager, is unduly hazardous, within a reasonable time after receiving notice from the manager;

•	the relevant ship management agreement or any of the owner’s rights or obligations are assigned to any person or entity without the manager’s prior written agreement or approval; or

•	the owner elects to provide officers and, for any reason within their control, fails to (i) procure officers and ratings complying with the requirements of STCW 95 or (ii) instruct such officers and ratings to obey all reasonable orders of the managers in connection with the operating of the managers’ safety management system.

Termination by the owner. Under each ship management agreement, the owner may terminate the applicable agreement by giving 90 days’ written notice in the event that the manager, in the reasonable opinion of the owner, fails to manage the vessel in accordance with first class LNG ship management practice. The owner may also terminate the applicable agreement by giving 90 days’ notice if the manager fails to meet any material obligation of the ship management agreement or fails to meet any obligation under the ship management agreement that has a material adverse effect upon the owner, if such default is not capable of being remedied or the manager fails to remedy the default within a reasonable time to the satisfaction of the owner. Notwithstanding the foregoing, the owner may terminate the ship management agreement at any time for any reason by giving the manager not less than three months’ written notice.

Additional fees and provisions. Under each ship management agreement, the manager and its employees, agents and subcontractors will be indemnified by the owner against all actions that may be brought against them or incurred or suffered by them arising out of or in connection with their performance under such agreement; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the manager or its employees, agents and subcontractors.

Commercial Management Agreements

On May 12, 2014, our operating subsidiaries entered into amended commercial management agreements with GasLog, pursuant to which GasLog provides certain commercial management services to us.

The amended commercial management agreements require that GasLog use their best endeavors to perform, among others, the following management services:

•

the commercial operations, including providing chartering services in accordance with the vessel owners’ instructions (including seeking and negotiating employment for the vessels and the execution of charter parties or other contracts relating to the employment of the vessels), arranging payment to the owner’s account of all hire and/or freight revenues, calculating hire, freight and other money due from or to the charterer, issuing voyage instructions, appointing agents and surveyors and arranging surveys associated with the commercial operations;

•	the administration of invoicing and collection of hire payables; and

•	the assessment of the market on specific issues and provision of such consultancy services as the owners may from time to time require.

For the three vessels in our initial fleet and the two vessels to be acquired pursuant to the Pending Vessel Acquisition, we expect that we will pay approximately $1.8 million under the amended commercial management agreements for the twelve months ending September 30, 2015.

Contribution Agreement

On May 12, 2014, we entered into a contribution agreement with GasLog and certain of its subsidiaries that effected certain formation transactions in connection with our IPO, including the transfer of the ownership interests in our initial fleet, and the use of the net proceeds of the IPO.

Revolving Credit Facility with GasLog

On May 12, 2014, we entered into a $30.0 million revolving credit facility with GasLog to be used for general partnership purposes. The sponsor credit facility is for a term of 36 months, unsecured, and bears interest at a rate of 5% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6% per annum, with an annual 2.4% commitment fee on the undrawn balance. For a more detailed description of this credit facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of

Operations—Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility with GasLog”.

Indemnification Agreements

We have entered into indemnification agreements with our directors and officers which provide, among other things, that we will indemnify our directors and officers, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines, settlements and fees that they may be required to pay in actions or proceedings to which they are or may be made a party by reason of such person’s position as a director, officer, employee or other agent of the Partnership, subject to, and to the maximum extent permitted by, applicable law.

Other Related Party Transactions

As a result of our relationships with GasLog and its affiliates, we, our general partner and our subsidiaries have entered into or will enter into various agreements that will not be the result of arm’s length negotiations. We generally refer to these agreements and the transactions that they provide for as “transactions with affiliates” or “related party transactions”.

Our partnership agreement sets forth procedures by which future related party transactions may be approved or resolved by our board of directors. Pursuant to our partnership agreement, our board of directors may, but is not required to, seek the approval of a related party transaction from the conflicts committee of our board of directors or from the common unitholders (excluding common units owned by our general partner and its affiliates). Neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties stated or implied by law or equity if the transaction is approved by the conflicts committee or the requisite majority of the unitholders. If approval of the conflicts committee is sought, then the conflicts committee will be authorized to consider any and all factors as it determines to be relevant or appropriate under the circumstances and it will be presumed that, in making its decision, the conflicts committee acted in good faith. In order for a determination or other action to be in “good faith” for purposes of the partnership agreement, the person or persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in our best interests.

Our conflicts committee is comprised of three members of our board of directors. The conflicts committee is available at the board of directors’ discretion to review specific matters that the board of directors believes may involve conflicts of interest. The members of the conflicts committee must and do meet the independence standards established by the New York Stock Exchange and the SEC to serve on an audit committee of a board of directors, and are not and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan of the Partnership or its subsidiaries).

Transactions with our affiliates that are not approved by the conflicts committee and that do not involve a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable” to us. In determining whether a transaction or resolution is “fair and reasonable”, our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us. If our board of directors does not seek approval by the conflicts committee or the requisite majority of the unitholders and instead determines that the terms of a transaction with an affiliate are no less favorable to us than those generally provided to or available from unrelated third parties or are “fair and reasonable” to us, it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. See “Conflicts of Interest and Fiduciary Duties”.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including GasLog, on the one hand, and us and our unaffiliated limited partners, on the other hand. Our general partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our board of directors has fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. We expect that certain of our officers and directors will also be officers and directors of GasLog or its affiliates and will have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and GasLog and its affiliates, including our general partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or “case law” of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our general partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and limit the fiduciary duties of our general partner and our directors to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Our partnership agreement provides that neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties stated or implied by law or equity if the resolution of the conflict is:

•	approved by the conflicts committee, although neither our general partner nor our board of directors are obligated to seek such approval;

•

approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although neither our general partner nor our board of directors is obligated to seek such approval;

•

on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our general partner nor our board of directors is required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders. If neither our general partner nor our board of directors seeks approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. See “Management—Management of GasLog Partners LP” for information about the composition and formation of the conflicts committee of our board of directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	estimates of maintenance and replacement capital expenditures;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. See “Our Cash Distribution Policy and Restrictions on Distributions—Subordination Period”.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our partnership agreement nor any other agreement requires GasLog to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. GasLog’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of GasLog, which may be contrary to our interests.

Because we expect that certain of our directors and officers will also be directors and officers of GasLog and its affiliates, such directors and officers have fiduciary duties to GasLog and its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog, or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as GasLog.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our general partner in its individual capacity will be made by its sole owner, GasLog. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership.

Our officers face conflicts in the allocation of their time to our business.

With the exception of Andrew J. Orekar, our chief executive officer, all of our officers are employed by GasLog or its applicable affiliate and perform executive officer functions for us pursuant to the administrative services agreement, are not required to work full-time on our affairs and also perform services for affiliates of our general partner, including GasLog. The affiliates of our general partner, including GasLog, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition. See “Management”.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred, if any, in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. See “Certain Relationships and Related Party Transactions” and “Management—Reimbursement of Expenses of Our General Partner”.

Our general partner intends to limit its liability regarding our obligations.

Our partnership agreement directs that liability of our general partner for the contractual arrangements of the partnership are limited so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner or by our directors to limit the liability of our general partner or our directors, is not a breach of the fiduciary duties of our general partner or our directors, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts entered into prior to the IPO between us, on the one hand, and our general partner and its affiliates, on the other, were not the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates entered into prior to the IPO were the result of arm’s-length negotiations. Our partnership agreement generally provides that any future transaction with our affiliates, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

GasLog LNG Services, which provides certain technical management services to our subsidiaries, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of GasLog LNG Services to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. See “The Partnership Agreement—Limited Call Right”.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors. Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including GasLog, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will not engage in, by acquisition or otherwise, the businesses described above under the caption “Certain Relationships and Related Party Transactions—Omnibus Agreement—Noncompetition”. Similarly, under the omnibus agreement, GasLog will agree and will cause its controlled affiliates to agree, for so long as GasLog controls our partnership, not to engage in the businesses described above under the caption “Certain Relationships and Related Party Transactions—Omnibus Agreement—Noncompetition”. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our general partner and its affiliates are prescribed by law and the partnership agreement. The Marshall Islands Act provides that Marshall Islands limited partnerships may, in their partnership agreements, expand or restrict the fiduciary duties otherwise owed by our general partner and its affiliates to the limited partners and the partnership. Our directors are subject to the same fiduciary duties as our general partner, as expanded or restricted by the partnership agreement.

Our subsidiaries have entered into services agreements, and may enter into additional agreements, with GasLog and certain of its subsidiaries, including GasLog LNG Services. In the performance of their obligations under these agreements, GasLog and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner or by our directors. We have adopted these provisions to allow our general partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to GasLog, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner and our directors by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to act for the partnership in the same manner as a prudent person would act on its own behalf and to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that a partner refrain from dealing with the partnership in the conduct or winding up of the partnership business or affairs as or on behalf of a party having an interest adverse to the partnership, refrain from competing with the partnership in the conduct of the partnership business or affairs before the dissolution of the partnership, and to account to the partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the partnership business or affairs or derived from a use by the partner of partnership property, including the appropriation of a partnership opportunity. In addition, although not a fiduciary duty, a partner shall discharge the duties to the partnership and exercise any rights consistently with the obligation of good faith and fair dealing.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands to the extent permitted by law. Such standards, such as the duty of care and duty of loyalty, are described in the immediately preceding paragraph under “—Marshall Islands law fiduciary duty standards”. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner and our board of directors would otherwise be held. Our partnership agreement generally provides that transactions with our affiliates and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:

	•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or
	•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors obtains the approval of the conflicts committee or the requisite majority of the unitholders, then our partnership agreement provides that neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties stated or implied by law or equity. In approving a transaction, the conflicts committee will be authorized to consider any and all factors as it determines to be relevant or appropriate under the circumstances and it will be presumed that, in making its decision, the conflicts committee acted in good faith.

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner and our directors, our partnership agreement further provides that our general partner and our officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or our officers or directors engaged in actual fraud or willful misconduct. In the absence of these specific provisions contained in our partnership agreement, our general partner and our directors would be subject to the fiduciary duty standards set forth under “—Marshall Islands law fiduciary duty standards”.

Rights and remedies of unitholders.

The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. See “The Partnership Agreement”.

As to remedies of unitholders, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a general partner or a board of directors has refused to institute the action or where an effort to cause a general partner or a board of directors to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement.

In becoming one of our limited partners, a common unitholder effectively agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner and our directors and officers to the fullest extent permitted by law against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended (or the Securities Act), in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. See “The Partnership Agreement—Indemnification”.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. No certificates will be issued to the unitholders in respect of the common units or subordinated units. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, see this section and “Our Cash Distribution Policy and Restrictions on Distributions”. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see “The Partnership Agreement”.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust, LLC serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we entered into in connection with our formation and the IPO.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

See “Our Cash Distribution Policy and Restrictions on Distributions” for descriptions of the general partner interest and the incentive distribution rights.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, see “Our Cash Distribution Policy and Restrictions on Distributions”;

•	with regard to the fiduciary duties of our general partner and our directors, see “Conflicts of Interest and Fiduciary Duties”; and

•	with regard to the transfer of common units, see “Description of the Common Units—Transfer of Common Units”.

Organization and Duration

We were organized on January 23, 2014 and have perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership organized pursuant to the Marshall Islands Act.

Although our board of directors has the ability to cause us or our subsidiaries to engage in activities other than the provision of marine transportation services, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership interests, including to the holders of our incentive distribution rights, as well as to our general partner in respect of its general partner interest. For a description of these cash distribution provisions, see “Our Cash Distribution Policy and Restrictions on Distributions”.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability”. For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, see “—Issuance of Additional Interests”.

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, voting as a single class and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the outstanding common units voting as a single class.

In voting their common units and subordinated units our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has appointed each of our five initial directors, three of whom meet the independence standards of the New York Stock Exchange and also qualify as independent of GasLog under our partnership agreement, so as to be eligible for membership on our conflicts committee. Our general partner has the right to appoint three of our directors. At our 2015 annual meeting, which will be the first annual meeting we will hold after the IPO, the common unitholders will elect two of our directors. The two directors elected by our common unitholders at our 2015 annual meeting will be divided into classes to be elected by our common unitholders annually on a staggered basis. We expect that following our first annual meeting in 2015, each of the elected directors and one of the appointed directors will meet the independence standards established by the New York Stock Exchange, and that, at a minimum, each of the elected directors will also qualify as independent of GasLog under our partnership agreement so as to be eligible for membership on our conflicts committee. If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected by our common unitholders. That director would be added to the class that does not at such time have a director. Subordinated units will not be voted in the election of the two directors.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units

No approval rights; general partner approval required for all issuances not reasonably expected to be accretive within twelve months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in our partnership.

Amendment of the partnership agreement

Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of the Partnership Agreement”.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner and our board of directors. See “—Merger, Sale, Conversion or Other Disposition of Assets”.
Dissolution of our partnership	Unit majority and approval of our general partner and our board of directors. See “—Termination and Dissolution”.
Reconstitution of our partnership upon dissolution	Unit majority. See “—Termination and Dissolution”.

Action	Unitholder Approval Required and Voting Rights
Withdrawal of our general partner

Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to March 31, 2024 in a manner that would cause a dissolution of our partnership. See “—Withdrawal or Removal of our General Partner”.

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class. See “—Withdrawal or Removal of our General Partner”.
Transfer of our general partner interest in us

Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to March 31, 2024. See “—Transfer of General Partner Interest”.

Transfer of incentive distribution rights

Except for transfers to an affiliate or another person as part of a merger or consolidation with or into, or sale of all or substantially all of the assets to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to March 31, 2019. See “—Transfer of Incentive Distribution Rights”.

Transfer of ownership interests in our general partner	No approval required at any time. See “—Transfer of Ownership Interests in General Partner”.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Marshall Islands law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Marshall Islands Act; and

•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, regardless of whether such claims, suits, actions or proceedings arise under laws relating to contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in connection with any such claims, suits, actions or proceedings; however, a court could rule that such provisions are inapplicable or unenforceable. Any person or entity purchasing or otherwise acquiring any interest in our common units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to elect two (or, following the general partner’s exercise of its right to transfer the power to elect a majority of our directors to the common unitholders, three) of our five directors;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in an operating subsidiary or otherwise, it was determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

The partnership agreement authorizes us to issue an unlimited amount of additional partnership interests and rights to buy partnership interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. However, our general partner is required to approve all issuances of additional partnership interests that are not reasonably expected to be accretive within twelve months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in us.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership interests (other than the issuance of common units upon exercise of the underwriters’ option to purchase additional common units, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of partnership interests upon conversion of outstanding partnership interests), our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s interest in us will thus be reduced if we issue additional partnership interests in the future and our general partner does not elect to maintain its 2.0% general partner interest in us. Our general partner and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar pre-emptive rights to acquire additional common units or other partnership interests.

Tax Status

The Partnership has elected to be treated as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our board of directors. However, our board of directors will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1)	increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

(2)

increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, the owner of our general partner will own  % of our outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units.

Additionally, except for as discussed in “—No Unitholder Approval” and “—Merger, Sale, Conversion or Other Disposition of Assets” below, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes must be approved by the holders of a majority of the outstanding partnership interests of the class affected.

No Unitholder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)

a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the Marshall Islands Act;

(4)

an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or our general partner or their or its agents or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership interests or rights to acquire partnership interests,

including any amendment that our board of directors determines is necessary or appropriate in connection with:

•

the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under “Cash Distribution Policy and Restrictions on Distributions—GasLog’s Right to Reset Incentive Distribution Levels”;

•	the implementation of the provisions relating to GasLog’s right to reset the incentive distribution rights in exchange for common units;

•

any modification of the incentive distribution rights made in connection with the issuance of additional partnership interests or rights to acquire partnership interests, provided that, any such modifications and related issuance of partnership interests have received approval by a majority of the members of the conflicts committee of our board of directors; or

•	any amendment expressly permitted in the partnership agreement to be made by our board of directors acting alone;

(6)	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(7)

any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

(8)	a change in our fiscal year or taxable year and related changes;

(9)	certain mergers or conveyances as set forth in our partnership agreement;

(10)	an amendment to cure any ambiguity, defect or inconsistency; or

(11)	any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our board of directors may make amendments to the partnership agreement without the approval of any limited partner or our general partner if our board of directors determines that those amendments:

(1)	do not adversely affect the rights of our limited partners (or any particular class of limited partners) or our general partner in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority or statute;

(3)

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4)	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of the partnership agreement; or

(5)	are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—Amendment of the Partnership Agreement—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale, Conversion or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the prior consent of our general partner. However, to the fullest extent permitted by law, our board of directors and our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our board of directors, without the prior approval of our general partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our board of directors may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority. Our general partner and our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our partnership agreement are satisfied, our board of directors, with the consent of our general partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

(2)	at any time there are no limited partners, unless we continue without dissolution in accordance with the Marshall Islands Act;

(3)	the entry of a decree of judicial dissolution of us; or

(4)

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy and Restrictions on Distributions—Distributions of Cash Upon Liquidation”. The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after March 31, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. See “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights”.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Termination and Dissolution”.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common and subordinated units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates or the control of our board of directors by our general partner and its affiliates would provide the practical ability to prevent our general partner’s removal. Upon completion of this offering, our general partner and GasLog will own 41.35% of the outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and the holder of the incentive distribution rights will have the right to convert such incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest owned by the departing general partner for a cash payment equal to the fair market value of that interest. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and the incentive distribution rights of any holder thereof will automatically convert into common units equal to the fair market value of those interests as determined by an independent investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to March 31, 2024, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement and furnish an opinion of counsel regarding limited liability.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

GasLog or its affiliates, or a subsequent holder, may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity, without the prior approval of the unitholders. Prior to March 31, 2019, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by GasLog and its affiliates. On or after March 31, 2019, the incentive distribution rights will be freely transferable.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove GasLog Partners GP LLC as our general partner or otherwise change management. If any person or group acquires beneficial ownership of more than 4.9% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days’ written notice at a price equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the general partner’s right to purchase outstanding partnership interests, a holder of partnership interests may have the holder’s partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. See “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units” and “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non- U.S. Holders—Disposition of Units”.

Upon completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, GasLog, the sole member of our general partner, will own 1.13% of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ option to purchase additional common units and conversion of all of our subordinated units into common units, GasLog will own 41.35% of our common units.

Board of Directors

Under our partnership agreement, our general partner has delegated to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our board of directors is comprised of five persons appointed by our general partner in its sole discretion. Following our first annual meeting of unitholders, our board of directors will consist of five members, three of whom will be appointed by our general partner, by virtue of its general partner interest, in its sole discretion (subject to its right to transfer the power to elect a majority of our directors to the common unitholders) and two of whom will be elected by our common unitholders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than ten days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;

•	the number of common units beneficially owned by the limited partner or limited partners;

•

the information regarding the nominee(s) proposed by the limited partner or limited partners as would be required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

•	the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•	a certification that the nominee(s) qualify as elected board members.

At our 2015 annual meeting, which will be the first annual meeting we will hold after the IPO, the common unitholders will elect two of our directors. The two directors elected by our common unitholders at our 2015 annual meeting will be divided into classes to be elected by our common unitholders annually on a staggered basis. If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected by our common unitholders. That director would be added to the class that does not at such time have a director. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the Code. See “Business—Taxation of the Partnership”. The majority of our directors are non-United States citizens or residents.

Our general partner may remove an appointed board member with or without cause at any time. “Cause” generally means a court’s finding a person liable for actual fraud or willful misconduct in his or its capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by our general partner may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our general partner may fill the vacancy. Any and all of the board members elected by the common unitholders may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding common units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings; Voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Starting in 2015, we will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our board of directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of 33 1/3% of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. See “—Issuance of Additional Interests”. However, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This limitation will help our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code in the event our general partner, by virtue of its general partner interest, transfers the power to elect a majority of our directors to the common unitholders. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability”, the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, fiduciary or trustee of another person at the request of our board of directors, our general partner or any departing general partner;

(6)	our officers;

(7)	any person designated by our board of directors; and

(8)	the members of our board of directors.

Any indemnification under these provisions will only be out of our assets. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse the members of our board of directors for their out-of-pocket costs and expenses incurred in the course of their service to us. Our partnership agreement also requires us to reimburse our general partner for all expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to us or our general partner by our board of directors.

Books and Reports

Our general partner is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(3)	copies of the partnership agreement, the certificate of limited partnership of the partnership and related amendments;

(4)	information regarding the status of our business and financial position; and

(5)	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of GasLog Partners GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. In connection with these registration rights, we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to cause a registration statement to become effective. See “Units Eligible for Future Sale”.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our general partner and GasLog will hold an aggregate of 162,358 common units and 9,822,358 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any participants who purchase common units through the directed unit program will be prohibited from selling, pledging or assigning any common units sold to them pursuant to this program for a period of 90 days after the date of this prospectus. Please read “Underwriting (Conflicts of Interest)—Directed Unit Program”. Any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Interests”.

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

We, our directors and executive officers, our subsidiaries and our general partner and its affiliates, including GasLog, as well as all participants in the directed unit program have agreed not to sell any common units for a period of 90 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Cravath, Swaine & Moore LLP, our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to GasLog Partners LP.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is encouraged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as foreign source “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate, or a “U.S. Individual Holder”, generally will be treated as “qualified dividend income”, which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect our common units to be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed at ordinary income rates to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends”. In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income”, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Ratio of Dividend Income to Distributions

The amount of distributions we pay on our common units that is treated as dividend income will depend upon the amount of our current and accumulated earnings and profits. We will compute our earnings and profits for each taxable year in accordance with U.S. federal income tax principles. Based upon various assumptions and estimates regarding our expected earnings and profits, we estimate that approximately 60% of the total cash distributions received by a purchaser of common units in this offering that holds such common units through December 31, 2017 will constitute dividend income. The remaining portion of these distributions will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly distribution of $0.375 per unit on our common units during the referenced period and on other assumptions with respect to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties that are beyond our control. Further, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material or could materially affect the value of the common units.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “—Distributions” and “—Ratio of Dividend Income to Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders are encouraged to consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•

at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•

at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, and an opinion of counsel, we do not believe that we are or will be a PFIC for our current or any future taxable year. We have received an opinion of our U.S. counsel, Cravath, Swaine & Moore LLP, in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year.

Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (or the Fifth Circuit) held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time-chartering operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such units owned by such holder will be treated as PFIC units even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file an annual report with the IRS.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election, such holder hereinafter an “Electing Holder”, then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock”, then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, such holder hereinafter a “Non-Electing Holder”, would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the portion of the Non- Electing Holder’s holding period for the common units before the taxable year) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units. A Non-Electing Holder may be required to report its ownership of our units by filing IRS Form 8621 with its U.S. federal income tax return.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a U.S. Individual Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a U.S. Individual Holder also may be subject to backup withholding if the U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

U.S. Holders purchasing more than $100,000 of our common units in this offering generally will be required to file IRS Form 926 reporting such payment. For purposes of determining the total dollar value of common units purchased by a U.S. Holder in this offering, units purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with this reporting obligation. Each U.S. Holder is encouraged to consult its own tax advisor as to the possible obligation to file IRS Form 926.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders are encouraged to consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

NON-UNITED STATES TAX CONSIDERATIONS

Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to GasLog Partners LP.

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Cozen O’Connor, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH PROSPECTIVE UNITHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER ITS PARTICULAR CIRCUMSTANCES.

UNDERWRITING (CONFLICTS OF INTEREST)

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.	945,000
Credit Suisse Securities (USA) LLC	675,000
Wells Fargo Securities, LLC	675,000
Barclays Capital Inc.	562,500
Evercore Group L.L.C.	562,500
Deutsche Bank Securities Inc.	270,000
DNB Markets, Inc.	270,000
Morgan Stanley & Co. LLC	270,000
UBS Securities LLC	270,000

Total	4,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters’ option to purchase additional common units described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the public offering price not to exceed $0.744 per common unit. If all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

We, our directors and executive officers, our subsidiaries and our general partner and its affiliates, including GasLog, have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

As described below under “—Directed Unit Program”, any participants in the directed unit program will be subject to a 90-day lock-up with respect to any common units sold to them pursuant to that program. This lock-up would have similar restrictions as the lock-up agreement described above. Any common units sold in the directed unit program to our directors or officers will be subject to the lock-up agreement described above.

Our common units are listed on the New York Stock Exchange under the symbol “GLOP”.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

The following table shows the per common unit and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional common units.

	Per Common Unit	Total
		No Exercise	Full Exercise
Public offering price	$31.00	$139,500,00	$160,425,000
Underwriting discounts and commissions to be paid by us	$1.24	$5,580,000	$6,417,000
Proceeds, before expenses, to us	$29.76	$133,920,000	$154,008,000

The underwriting discounts and commissions to be paid by us represent % of the total amount of this offering. We estimate that the expenses of this offering, not including the underwriting discounts and commissions, will be approximately $780,000 (exclusive of underwriting discounts). We will also pay up to $25,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of sale of the common units offered hereby.

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional common units, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ option to purchase additional common units.

•	Covering transactions involve purchases of common units either pursuant to the underwriters’ option to purchase additional common units or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase common units in the open market or must exercise the option to purchase additional common units. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the underwriters’ option to purchase additional common units.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

We intend to partially prepay indebtedness owed by the entities to be acquired pursuant to the Pending Vessel Acquisition using a portion of the proceeds of this offering to an affiliate of Citigroup Global Markets Inc., who is a lender under the Citibank Facility. Because an affiliate of Citigroup Global Markets Inc. will receive more than 5% of the net proceeds of this offering, Citigroup Global Markets, Inc. is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable provisions of Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common units. In accordance with Rule 5121, Citigroup Global Markets Inc. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder. See “Use of Proceeds”.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, an affiliate of Citigroup Global Markets Inc. has committed to provide to us the New Credit Facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of certain of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facilities. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Directed Unit Program

We have requested that the underwriters reserve up to 5% of the common units offered hereby for officers, directors, employees and certain other persons associated with us. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Any participants in this program will be prohibited from selling, pledging or assigning any common units sold to them pursuant to this program for a period of 90 days after the date of this prospectus.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common units described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common units shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the common units to be offered so as to enable an investor to decide to purchase or subscribe for the common units, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the common units have not authorized and do not authorize the making of any offer of common units through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common units as contemplated in this prospectus. Accordingly, no purchaser of the common units, other than the underwriters, is authorized to make any further offer of the common units on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the “Order”, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the common units described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common units have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common units has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the common units to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common units may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The common units may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The common units offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The common units have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA”, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the

SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

common units, debentures and units of common units and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common units pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such common units, debentures and units of common units and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Korea

The common units may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The common units have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the common units may not be re-sold to Korean residents unless the purchaser of the common units complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our general partner or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, our registered agent, to accept service of process on our behalf in any such action.

Cozen O’Connor, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, our general partner or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, our general partner or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

The validity of the common units and certain other legal matters, including tax matters, with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Cozen O’Connor, New York, New York. Certain other legal matters, including tax matters with respect to U.S. law, will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain matters with respect to this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The combined and consolidated financial statements of GasLog Partners LP as of December 31, 2012 and 2013 and for the years then ended appearing in this prospectus have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report appearing elsewhere herein. Such combined and consolidated financial statements are included in reliance upon the report of such firm, given upon their authority as experts in auditing and accounting.

The offices of Deloitte Hadjipavlou, Sofianos & Cambanis S.A are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

The discussion contained under the section of this prospectus entitled “The LNG Shipping Industry” has been reviewed by Clarkson Research, which has confirmed to us that it accurately describes the international LNG shipping market, as indicated in the consent of Clarkson Research included as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

Change in Certifying Accountant

In May 2014, following the approval of our board of directors, we engaged Deloitte LLP to audit the financial statements of GasLog Partners LP for the fiscal year ending December 31, 2014.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$20,036
Financial Industry Regulatory Authority filing fee	19,250
The New York Stock Exchange listing fee	24,480
Legal fees and expenses	400,000
Accounting fees and expenses	100,000
Consultancy fees	100,000
Printing and engraving costs	100,000
Transfer agent fees and other	5,000
Miscellaneous	11,234

Total	$780,000

All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the New York Stock Exchange listing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common units. For purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement and any amendments. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including the exhibits attached thereto. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange.

We are subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we are required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. We intend to file our annual report on Form 20-F earlier than the SEC currently requires. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.gaslogmlp.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with IFRS and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods.

INDUSTRY AND MARKET DATA

Clarkson Research has provided us with statistical and graphical information contained in the sections of this prospectus entitled “The LNG Shipping Industry” relating to the international LNG shipping market. We believe that the information and data supplied by Clarkson Research is accurate in all material respects and we have relied upon such information for purposes of this prospectus. Clarkson Research has advised us that this information is drawn from its databases and other sources and that:

•	certain information provided by Clarkson Research is derived from estimates or subjective judgments;

•	the published information of other maritime data collection agencies may differ from the information provided by Clarkson Research; and

•

while Clarkson Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

GASLOG PARTNERS LP
INDEX TO COMBINED AND CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

INDEX TO UNAUDITED CONDENSED COMBINED
AND CONSOLIDATED INTERIM FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of GasLog Partners LP
Majuro, Republic of the Marshall Islands

We have audited the accompanying combined and consolidated statements of financial position of GasLog Partners LP (hereinafter collectively referred to as the “Partnership”) (see Note 1 to the combined and consolidated financial statements) as of December 31, 2012 and 2013, and the related combined and consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2012 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
August 11, 2014

GasLog Partners LP
Combined and consolidated statements of financial position
As of December 31, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	Note	2012	2013
Assets
Non-current assets
Deferred financing costs		9,291,419	—
Derivative financial instruments	17	—	799,926
Other non-current assets	6	890,000	1,242,720
Vessels	3	—	562,530,808
Vessels under construction	3	118,481,930	—

Total non-current assets		128,663,349	564,573,454

Current assets
Trade and other receivables	5	33,869	153,967
Inventories		—	730,209
Due from related parties	14	18,151	18,151
Prepayments and other current assets		46,838	390,526
Short-term investments		—	1,500,000
Cash and cash equivalents	4	2,299	14,403,785

Total current assets		101,157	17,196,638

Total assets		128,764,506	581,770,092

Equity and liabilities
Equity
Owners’ capital	7	36,000	36,000
Contributed surplus	7	119,409,935	148,099,880
Reserves		(9,593,522)	(5,161,682)
(Accumulated deficit)/retained earnings		(3,223,490)	13,194,752

Total equity		106,628,923	156,168,950

Current liabilities
Trade accounts payable		593,564	704,793
Amounts due to related parties	14	8,792,629	24,674,117
Derivative financial instruments	17	3,132,045	4,233,398
Other payables and accruals	10	1,321,514	9,371,625
Loans – current portion	9	—	22,074,786

Total current liabilities		13,839,752	61,058,719

Non-current liabilities
Derivative financial instruments	17	8,295,831	625,425
Loans – non-current portion	9	—	363,916,998

Total non-current liabilities		8,295,831	364,542,423

Total equity and liabilities		128,764,506	581,770,092

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP
Combined and consolidated statements of profit or loss
For the years ended December 31, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	Note	2012	2013
Revenues		—	64,142,588
Vessel operating costs	12	—	(13,096,716)
Depreciation	3	—	(12,237,735)
General and administrative expenses	11	(30,132)	(1,524,625)

(Loss)/profit from operations		(30,132)	37,283,512

Financial costs	13	(606)	(12,133,143)
Financial income	13	110,109	31,686
(Loss)/gain on interest rate swaps	17	(940,432)	1,036,187

Total other expenses, net		(830,929)	(11,065,270)

(Loss)/profit for the year		(861,061)	26,218,242

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP
Combined and consolidated statements of comprehensive income or loss
For the years ended December 31, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	Note	2012	2013
(Loss)/profit for the year		(861,061)	26,218,242
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	17	(8,687,198)	3,776,876
Net change in fair value of cash flow hedges reclassified to profit or loss.	17	—	654,964

Other comprehensive (loss)/income for the year		(8,687,198)	4,431,840

Total comprehensive (loss)/income for the year		(9,548,259)	30,650,082

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP
Combined and consolidated statements of changes in equity
For the years ended December 31, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	Share capital	Contributed surplus	Cash flow hedging reserve	(Accumulated deficit)/retained earnings	Total
Balance at January 1, 2012	36,000	59,696,500	(906,324)	(2,362,429)	56,463,747
Capital contributions	—	59,713,435	—	—	59,713,435
Loss for the year	—	—	—	(861,061)	(861,061)
Other comprehensive loss for the year	—	—	(8,687,198)	—	(8,687,198)

Total comprehensive loss for the year	—	—	(8,687,198)	(861,061)	(9,548,259)

Balance at December 31, 2012	36,000	119,409,935	(9,593,522)	(3,223,490)	106,628,923

Capital contributions	—	28,062,945	—	—	28,062,945
Capital contributions – contributed services	—	627,000	—	—	627,000
Dividend declared ($272.22 per share)	—	—	—	(9,800,000)	(9,800,000)
Profit for the year	—	—	—	26,218,242	26,218,242
Other comprehensive income for the year	—	—	4,431,840	—	4,431,840

Total comprehensive income for the year	—	—	4,431,840	26,218,242	30,650,082

Balance at December 31, 2013	36,000	148,099,880	(5,161,682)	13,194,752	156,168,950

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP
Combined and consolidated statements of cash flow
For the years ended December 31, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	2012	2013
Cash flows from operating activities:
(Loss)/profit for the year	(861,061)	26,218,242
Adjustments for:
Depreciation	—	12,237,735
Unrealized loss/(gain) on interest rate swaps	940,432	(2,937,139)
Financial income	(110,109)	(31,686)
Financial costs	—	12,133,143
Non-cash contributed services	—	627,000

	(30,738)	48,247,295
Movements in operating assets and liabilities
Increase in trade and other receivables	(33,869)	(116,782)
Increase in inventories	—	(730,209)
Change in related parties, net	472,268	(13,645,871)
Increase in prepayments and other current assets	(35,863)	(343,688)
Increase in other non-current assets	(890,000)	(352,720)
Decrease in other non-current liabilities	(1,520,000)	—
Increase in trade accounts payable and other current liabilities	1,928,093	1,062,209
Increase in other payables and accruals	—	7,261,457

Cash (used in)/provided by operations	(110,109)	41,381,691

Interest paid	—	(9,222,665)

Net cash (used in)/from operating activities	(110,109)	32,159,026

Cash flows from investing activities:
Payments for vessels under construction	—	(452,791,594)
Financial income received	110,109	28,370
Purchase of short-term investments	(11,625,251)	(1,500,000)
Maturity of short-term investments	11,625,251	—

Net cash from /(used in) investing activities	110,109	(454,263,224)

Cash flows from financing activities:
Bank loan drawdown	—	411,000,000
Bank loan repayments	—	(16,104,809)
Payment of loan issuance costs	—	(181,101)
Increase in due to shareholders	—	13,728,649
Capital contributions received	—	28,062,945

Net cash from financing activities	—	436,505,684

Increase in cash and cash equivalents	—	14,401,486
Cash and cash equivalents, beginning of the year	2,299	2,299

Cash and cash equivalents, end of the year	2,299	14,403,785

Non Cash Investing and Financing Activities
Payment for vessel under construction through capital contribution	56,307,435	—
Payment for vessel under construction through related parties	4,450,158	4,475,384
Financing costs included in liabilities at the end of the year	423,920	29,385
Financing costs paid through capital contributions	3,406,000	—
Financing costs paid through related parties	3,668,875	1,523,326
Capital expenditures included in liabilities at the end of the year	1,073,390	93,025
Dividend declared but not paid	—	9,800,000
Non-cash contributed services	—	627,000

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP
Notes to the combined and consolidated financial statements
For the years ended December 31, 2012 and 2013
(All amounts expressed in U.S. Dollars)

1. Organization and Operations

GasLog Partners LP was formed as a limited partnership under the laws of Marshall Islands on January 23, 2014, being a wholly-owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed by GasLog in connection with the initial public offering of its common units (the “IPO”).

On May 12, 2014, GasLog Partners LP completed its IPO with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters), resulting in gross proceeds of $202,860,000 and representing a 48.2% limited partner interest. Concurrently with the IPO, GasLog Partners LP acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (the “Subsidiaries”) from GasLog in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% limited partner interest and all of the incentive distribution rights (“IDRs”) that entitle GasLog to increasing percentages of the cash that GasLog Partners LP distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly-owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65,695,522 of cash consideration paid directly to GasLog from the IPO proceeds.

For the periods prior to the formation of GasLog Partners LP the financial statements represent the combined statements of the Subsidiaries using the historical carrying costs of the assets and the liabilities of the ship-owning companies listed below from their dates of incorporation. All references to the Partnership prior to the formation of GasLog Partners LP refer to the Subsidiaries and references to the Partnership subsequent to the formation of GasLog Partners LP refer to GasLog Partners LP and its subsidiaries, including the Subsidiaries. For convenience hereinafter the financial statements for the two years are referred to as the combined and consolidated financial statements.

GasLog was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (“GasLog Group”) are controlled by Blenheim Holdings Ltd. (“Blenheim Holdings”), an entity registered in Bermuda. Blenheim Holdings is controlled by Ceres Shipping Ltd. (“Ceres Shipping”), an entity also registered in Bermuda. The ultimate controlling party of GasLog Group at December 31, 2013 was Mr. Peter G. Livanos. GasLog’s common shares began trading on the New York Stock Exchange (“NYSE”) on March 30, 2012 under the ticker symbol “GLOG”.

Following the completion of the IPO, GasLog holds a 51.8% interest of the Partnership and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with Partnership agreement, GasLog has the ability to control the Partnership’s affairs and policies

As of December 31, 2012 and 2013, the Subsidiaries were 100% held by GasLog through its wholly-owned subsidiary GasLog Carriers Ltd. (the “Parent”):

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery date
GAS-three Ltd.	Bermuda	April 27, 2010	Vessel-owning company	GasLog Shanghai	155,000	January 28, 2013
GAS-four Ltd.	Bermuda	April 27, 2010	Vessel-owning company	GasLog Santiago	155,000	March 25, 2013
GAS-five Ltd.	Bermuda	February 14, 2011	Vessel-owning company	GasLog Sydney	155,000	May 30, 2013

2. Significant Accounting Policies

Statement of compliance

The combined and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Basis of preparation

The combined and consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments recorded at fair value at the end of each reporting period. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

The combined and consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Partnership and each of the Subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

On July 30, 2014, the Partnership’s board of directors authorized the combined and consolidated financial statements for issuance and filing.

Basis of combination

The accompanying combined and consolidated financial statements include the accounts of the legal entities comprising the Partnership as discussed in Note 1. All significant intra-group transactions and balances are eliminated on combination.

Accounting for revenues and related operating expenses

Revenues comprise revenues from time charters for the charter hire of the Partnership’s vessels earned during the period in accordance with existing contracts.

A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes: (i) revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and (ii) accrued revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

Time charter hires received in advance are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

Under a time charter arrangement the vessel operating expenses and broker’s commissions are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer.

Vessel operating costs are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter.

Financial income and costs

Interest income, interest expense and other borrowing costs are recognized on an accrual basis.

Deferred financing costs for undrawn facilities

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt while the fees incurred for the undrawn facilities are classified under non-current assets in the statement of financial position and are classified contra to debt on the drawdown dates.

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method.

Foreign currencies

Transactions in currencies other than USD are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into USD at the rates prevailing at that date. All resulting exchange differences are recognized in the combined and consolidated statement of profit or loss in the period in which they arise.

Vessels under construction

Vessels under construction are presented at cost less identified impairment losses, if any. Cost includes shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the acquisition or construction of the vessels, net of any commissions received from the shipyard.

Vessels

Vessels are stated at cost less accumulated depreciation and any accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition.

The cost of a LNG vessel is split into two components, a “vessel component” and a “drydocking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual value is estimated as 10% of the initial vessel cost and represents the Partnership’s estimate of the current selling price assuming the vessel is already of age and condition expected at the end of its useful life.

The LNG vessels are required to undergo a drydocking overhaul every five years to restore their service potential and to meet their classification requirements. The drydocking component is estimated at the time of a new vessel’s delivery from the shipyard and is measured based on the estimated cost of the first drydocking based on the Partnership’s historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred. The drydocking component is depreciated over the period of five years until the next drydocking.

Costs that will be capitalized as part of the future drydockings will include a variety of costs incurred directly attributable to the drydock and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Drydocking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the drydocking period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our drydocking.

The expected useful lives are as follows:

Vessel
LNG vessel component	35 years
Drydocking component	5 years

The useful lives and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from our vessels. The residual value is also reviewed at each financial period-end. If expectations differ from previous estimates, the changes are accounted for prospectively in earnings in the period of the change and future periods.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred. Major renovation costs and modifications are capitalized and depreciated over the estimated remaining useful life.

When assets are sold, they are derecognized and any gain or loss resulting from their disposals is included in earnings.

Impairment of vessels

All vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of a vessel exceeds its recoverable amount, an impairment loss is recognized in the combined and consolidated statement of profit or loss. The recoverable amount is the higher of a vessel’s net selling price and “value in use”. The net selling price is the amount obtainable from the sale of a vessel in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of a vessel and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual vessels. Each vessel is considered to be a single cash-generating unit. The net selling price of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

Provisions

Provisions are recognized when the Partnership has a present obligation (legal or constructive) as a result of a past event, it is probable that the Partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Inventories

Inventories represent lubricants and provisions on board the vessel and are stated at the lower of cost calculated on a first-in, first-out basis, and net realizable value.

Financial instruments

Financial assets and liabilities are recognized when the Partnership has become a party to the contractual provisions of the instrument. All financial instruments are initially recognized at the fair value of the consideration given.

•	Cash and cash equivalents

Cash represents cash on hand and deposits with banks which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less at the time of purchase that are subject to an insignificant risk of change in value.

•	Short-term investments

Short-term investments represent short-term, highly liquid time deposits placed with financial institutions which are readily convertible into known amounts of cash with original maturities of more than three months but less than 12 months at the time of purchase that are subject to an insignificant risk of change in value.

•	Derivative financial instruments

The Partnership has both interest rate swap contracts that have been designated as cash flow hedges and interest rate swap contracts that have been classified as held for trading.

Derivative financial instruments, such as interest rate swaps, are used to economically hedge its exposure to interest rate risks. Derivative financial instruments are initially recognized at fair value and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately, unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Partnership and as liabilities when unfavorable to the Partnership.

Criteria for classifying a derivative instrument as a hedge include: (1) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; (2) the effectiveness of the hedge can be reliably measured; (3) there is adequate documentation of the hedging relationships at the inception of the hedge; and (4) for cash flow hedges, the forecasted transaction that is the subject of the hedges must be highly probable.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the combined and consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to the combined and consolidated statement of profit or loss in the periods when the hedged item affects the combined and consolidated statement of profit or loss. Hedge accounting is discontinued when the Partnership revokes the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting.

Any gain or loss accumulated in equity at that time remains in equity and is recognized in the combined and consolidated statement of profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the combined and consolidated statement of profit or loss.

Segment information

The Subsidiaries each own one LNG carrier which will be operated under long term time charters which have similar operating and economic characteristics and as such management have determined that the Partnership operates under a single reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of the combined and consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the combined and consolidated financial statements. The Partnership’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future.

Judgments: In the process of applying the Partnership’s accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the combined and consolidated financial statements.

Vessel construction cost capitalization: The Partnership recognized installments paid to the shipyard in accordance with the contracts and any directly attributable costs of bringing the vessels to their working condition incurred during the construction periods as vessel costs (Note 3). Directly attributable costs incurred during the vessel construction periods consisted of commissions, on-site supervision costs, costs for sea trials, certain spare parts and equipment, costs directly incurred for negotiating the construction contracts, lubricants and other vessel delivery expenses. Any vendor discounts were deducted from the cost of the vessels.

The key sources of estimation uncertainty are as follows:

Vessel lives and residual value: Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount relate to the estimation of the useful life of an LNG vessel of 35 years and the residual value which is estimated as 10% of the initial vessel cost.

An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge, and an increase in the estimated useful life of a vessel would also extend annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time partly because market prices of scrap rates tend to fluctuate.

Vessel cost: The Partnership recognizes drydocking costs as a separate component of the vessel’s carrying amounts and amortizes the drydocking cost on a straight-line basis over the estimated period until the next drydocking. If the vessel is disposed of before the next drydocking, the remaining balance of the drydock component is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. The Partnership expects that its vessels will be required to be drydocked in approximately 60 months after their delivery from the shipyard, and thereafter every 30 or 60 months will be required to undergo special or intermediate surveys and drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. The Partnership amortizes its estimated drydocking expenses for the first special survey over five years, but this estimate might be revised in the future. Management estimates the drydocking component on acquisition of a vessel, as costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels.

Impairment of Vessels: The Partnership evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Partnership obtains vessel valuations from independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. As of December 31, 2013, there were no indications that the Partnership’s vessels are impaired and in addition the carrying amounts of the Partnership’s vessels were lower than the independent broker valuations (after adjusting for estimated selling costs) for all of the owned vessels; therefore there were no indicators that the carrying amounts of the vessels may not be recoverable.

Fair value of derivative financial instruments: Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest swap agreements at the end of each period are most significantly affected by the interest rate implied by market-observable data such as LIBOR yield curve. While the fair value of our interest swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest also materially impact our interest swap agreements.

The fair value of our interest swap agreements are also affected by changes in our specific credit risk included in the discount factor. Following the implementation of IFRS 13 Fair Value Measurement in January 1, 2013, the Partnership adjusts its derivative liabilities fair value to reflect its own credit risk and the counterparties’ risk. The estimate of the Partnership’s credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Partnership receives from its lenders as part of the margin setting for the new loan agreements. The counterparties’ credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

The LIBOR yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 17 for the effects on the change in fair value of our derivative instruments on our combined and consolidated statements of profit or loss.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

•

In May 2011, the IASB issued IFRS 13 Fair Value Measurement which establishes a single source of guidance for fair value measurements under IFRS standards. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. Following the adoption of this standard, the Partnership adjusted its derivative liabilities fair values to reflect its own credit risk. The fair value as determined by the forecasted expected cash flows discounted with the risk-free interest rate was further adjusted to incorporate the Partnership’s own credit risk and the credit risk of the counterparties. The Partnership’s own credit risk is estimated by taking into account the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Partnership received from its lenders as part of the margin setting for the new loan agreements. For counterparties’ credit risk, either the credit default swap rates were obtained from public information or, if not available, the credit rating of the counterparties was used. The new standard was effective for fiscal years beginning on or after January 1, 2013. As of December 31, 2013, due to the fact that the Partnership’s rating was lower than the rating of its counterparties, the adoption of IFRS 13 has resulted in the Partnership’s Derivative financial instruments liabilities being decreased by $124,319, Derivative financial instruments assets being increased by $41,300, Other comprehensive income being decreased by $124,319 and the Gain on interest rate swaps, net for the year ended December 31, 2013, being increased by $41,300.

•

In May 2011 the IASB issued standards relating to consolidated financial statements, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, and amendments to IAS 27 Consolidated and Separate Financial Statements, and IAS 28 Investments in Associates and Joint Ventures. These standards and amendments, among other things, update the definition of control under IFRS and consolidate the disclosure requirements for interests in other entities and were effective for fiscal years beginning on or after January 1, 2013, with retrospective application required. These standards and amendments did not have any impact on the Partnership’s financial results and position.

•

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements, which provides guidance on the presentation of items contained in other comprehensive income and their classification within other comprehensive income. The amendments to IAS 1 introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1 that are effective for the annual periods beginning on or after July 1, 2012, the income statement was renamed as statement of profit or loss. In addition, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. The presentation of items of other comprehensive income has been modified accordingly. Other than the above mentioned presentation changes which were applied retrospectively, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

•

In December 2011, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures, which introduces disclosure requirements about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangements, even if they are not set off under IAS 32 Financial Instruments: Presentation. The amendments of IFRS 7 that are effective for the fiscal year beginning on January 1, 2013 did not have any impact on the Partnership’s combined and consolidated financial statements.

•

In May 2012, the IASB issued the Annual Improvements to IFRSs—2009-2011 Cycle, which contains amendments to its standards and the related Basis for Conclusions. It includes changes to IFRS 1 First Time Adoption of International Reporting Standards, IAS 1 Presentation of Financial Statements, IAS 16 Property Plant and Equipment, IAS 32 Financial Instruments: Presentation and IAS 34 Interim Financial Reporting. These amendments that are effective for the fiscal year beginning on January 1, 2013 did not have any impact on the Partnership’s combined and consolidated financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these combined and consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

•

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit and loss or at amortized cost.

The release of IFRS 9 (2013) on November 19, 2013 contained consequential amendments which removed the mandatory effective date of IFRS 9 leaving the effective date open pending the finalization of the impairment and classification and measurement requirement and permitted an entity to apply the requirements on the presentation of gains and losses on financial liabilities designated at fair value through profit or loss without applying the other requirements, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition it introduced a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. At its November 2013 meeting, the IASB tentatively decided that the mandatory effective date would be no earlier than annual periods beginning on or after January 1, 2017, with retrospective application required. At its February 2014 meeting, the IASB tentatively selected an effective date of January 1, 2018 for mandatory application of IFRS 9. Management will evaluate the impact of this standard on the Partnership’s combined and consolidated financial statements once the mandatory effective date is set. Until such time as a detailed review has been completed it is not practicable to provide a reasonable estimate of that effect.

•

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation, which clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The standard is effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the combined and consolidated financial statements as it relates to additional disclosures.

•

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets on the impairment of non-financial assets. This amendment removes the requirement of disclosure of the recoverable amount of an asset or cash generated unit when there is no impairment loss and requires disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed during the period. The amended standard is effective for annual periods beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the Partnership’s combined and consolidated financial statements.

•	In June 2013, the IASB published a limited scope amendment to IAS 39 Financial Instruments: Recognition and Measurement and the forthcoming chapter on hedge accounting in IFRS 9 Financial Instruments. This amendment provides some relief from the requirement to cease hedge accounting when a derivative is required to be novated to a central counterparty or entity acting in a similar capacity, under certain circumstances. The amended standard is effective for annual periods beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the Partnership’s combined and consolidated financial statements.

•

In December 2013, the IASB issued the Annual Improvements to IFRSs-2010-2012 Cycle, which includes changes to IFRS 2 Share-based Payment, IFRS 3 Business Combination, IFRS 8 Operating Segments, IFRS 13 Fair Value Measurement, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets and IAS 24 Related Party Disclosures. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have a material impact on the Partnership’s combined and consolidated financial statements.

•

In December 2013, the IASB issued the Annual Improvements to IFRSs-2011-2013 Cycle, which includes changes to IFRS 1 First-time Adoption of International Financial Standards, IFRS 3 Business Combinations, IFRS 13 Fair Value Measurement and IAS 40 Investment Property. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have any impact on the Partnership’s combined and consolidated financial statements.

•

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact, if any, of this standard.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Vessels and Vessels under Construction

The movements in vessels and vessels under construction are reported in the following table:

	Vessels	Vessels under construction
Cost
At January 1, 2013	—	118,481,930
Additions	—	456,286,613
Transfer from vessels under construction to vessels	574,768,543	(574,768,543)

At December 31, 2013	574,768,543	—

Accumulated depreciation
At January 1, 2013	—	—
Depreciation expense	12,237,735	—

At December 31, 2013	12,237,735	—

Net book value

At December 31, 2013	562,530,808	—

At December 31, 2012	—	118,481,930

Vessels with an aggregate carrying amount of $562,530,808 as of December 31, 2013 (December 31, 2012: $0) have been pledged as collateral under the terms of the Partnership’s loan agreements.

Vessels under construction

In May 2010, GAS-three Ltd. and GAS-four Ltd. entered into shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each) with Samsung Heavy Industries Co. Ltd. The first vessel, GasLog Shanghai, was delivered on January 28, 2013, and the second vessel, GasLog Santiago, was delivered on March 25, 2013.

In March 2011, GAS-five Ltd. entered into shipbuilding contract with Samsung Heavy Industries Co. Ltd. for the construction of one LNG carrier (155,000 cubic meters). The vessel, GasLog Sydney, was delivered on May 30, 2013.

4. Cash and Cash Equivalents

	At December 31,
	2012	2013
Current accounts	2,299	10,075,785
Time deposits	—	4,328,000

Total	2,299	14,403,785

With respect to the next installment and interest due for the loan facility of GAS-three Ltd. (Note 9), an amount of $1,977,619 is kept in a retention account as of December 31, 2013.

5. Trade and Other Receivables

An analysis of the trade and other receivable is as follows:

	At December 31,
	2012	2013
VAT receivable	5,562	50,390
Due from charterer	—	66,699
Other receivables	28,307	36,878

Total	33,869	153,967

As of December 31, 2012 and December 31, 2013, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

6. Other Non-current Assets

An analysis of other non-current assets is as follows:

	At December 31,
	2012	2013
Accrued revenue from straight-line revenue
recognition	—	1,068,417
Guarantee claims	—	27,429
Other guarantees	—	146,874
Cash collaterals on swaps	890,000	—

Total	890,000	1,242,720

Other guarantees represent amounts due from a related party for advances made to our Manager in connection with security to a bank guarantee provided to the Greek government for the Subsidiaries.

7. Owners’ Capital and Contributed Surplus

Since their inception, the capital of each of the Subsidiaries consists of 12,000 authorized common shares with a par value of $1 per share, all of which have been issued and are outstanding, resulting in a total owners’ capital of $36,000. Each share is entitled to one vote.

Contributed surplus represents capital contributed by the owner of each Subsidiary in excess of par value to fund working capital and shipyard installments and capital contributed through contributed services. Capital contributions-contributed services for the year ended December 31, 2013 of $627,000 represent the fair value of commercial management services provided by GasLog to the Partnership for the period from each vessel’s delivery date to the effective date of the commercial management agreements for which no fees were paid. The fair value of the contributed management services represent the estimated value of $1,500 per vessel per day for the services received based on an annual fee of $540,000 for each vessel per year (refer to Note 14) as per the commercial management agreements contracted in July and August 2013 by the vessel owning companies, and has been recorded within General and administrative expenses in the accompanying combined and consolidated statements of profit or loss and as Capital contributions-contributed services in the accompanying combined and consolidated statements of changes in equity.

8. Management of Capital

The Partnership’s capital is comprised of ordinary share capital, contributed surplus, reserves and (accumulated deficit)/retained earnings.

The Partnership’s objectives when managing capital are to provide an optimal return to shareholders over the short to medium term whilst ensuring the protection of its assets by minimizing risk. The Partnership seeks to achieve its objectives by managing its financial risks. The Partnership does not have any externally imposed capital requirements.

9. Bank Loans

	At December 31,
	2012	2013
Amounts due within one year	—	24,188,723
Less: unamortized deferred loan issuance costs	—	(2,113,937)

Loans – current portion	—	22,074,786

Amounts due after one year	—	370,706,468
Less: unamortized deferred loan issuance costs	—	(6,789,470)

Loans – non-current portion	—	363,916,998

Total	—	385,991,784

(a) DnB Bank ASA and Export-Import Bank of Korea

On March 14, 2012, GAS-three Ltd. and GAS-four Ltd. entered into a loan agreement of up to $272,500,000 with DnB Bank ASA and the Export-Import Bank of Korea, in order to partially finance the acquisition of two LNG vessels. On January 18, 2013 and March 19, 2013, GAS-three Ltd. and GAS-four Ltd. drew down $272,500,000 in total from the loan facility for the financing of the GasLog Shanghai and the GasLog Santiago. The balance outstanding of both tranches as of December 31, 2013 was $260,468,720 and is repayable in 45 equal quarterly installments, as well as a balloon payment of $40,000,000 due together with the final installment in the first quarter of 2025 for each tranche. The loan bears interest at LIBOR plus a margin.

Each of the borrowers is required to have a minimum liquidity of $1,500,000 following the loan drawdown date.

(b) Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan

On October 3, 2011, GAS-five Ltd. and GAS-six Ltd. jointly and severally entered into a loan agreement of up to $277,000,000 with Nordea Bank Finland PlC, ABN Amro Bank N.V. and Citibank International PLC in order to partially finance the acquisition of two LNG vessels. On May 24, 2013, GAS-five Ltd. drew down $138,500,000 from the loan facility for the financing of the

GasLog Sydney. The balance outstanding of the respective tranche as of December 31, 2013 was $134,426,471 and is repayable in 22 equal quarterly installments and by a balloon installment equal to $89,617,647 payable together with the last installment no later than May 2019. The loan bears interest at LIBOR plus a margin.

Each of the borrowers is required to have a minimum liquidity of $1,500,000 following the loan drawdown date.

(c) Securities covenants and guarantees

The obligations under the aforementioned facilities are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facilities are guaranteed by GasLog and GasLog Carriers Ltd. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which an event of default could occur under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the facilities and any negative marked-to-market value arising under any hedging transaction. In the event that the value of a vessel falls below the threshold, we could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact our liquidity.

(d) Corporate guarantor financial covenants

GasLog, as corporate guarantor for the loan facilities listed above, is subject to specified financial covenants on a combined basis. These financial covenants include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be positive;

(ii)	total indebtedness divided by total capitalization must not exceed 75%;

(iii)	beginning on December 31, 2013, the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

(iv)	beginning on December 31, 2013, the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of total indebtedness or $20,000,000 after the first drawdown;

(v)

GasLog is permitted to pay dividends, provided that GasLog Group holds unencumbered cash equal to at least 4% of its total indebtedness, subject no event of default having occurred or occurring as a consequence of the payment of such dividends; and

(vi)	GasLog Group’s market value adjusted net worth must at all times exceed $350,000,000.

The credit facilities also impose certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, without repaying all of the GasLog Group’s indebtedness in full, or to allow the GasLog Group’s largest shareholders to reduce their shareholding in GasLog below specified thresholds.

Compliance with the financial covenants is required on a semi-annual basis and GasLog Group was in compliance as of December 31, 2013.

Loan Repayment Schedule

The maturity table below reflects the principal repayments of the loans outstanding as of December 31, 2013 based on the repayment schedule of the respective loan facilities (as described above):

At December 31, 2013
Not later than one year	24,188,723
Later than one year and not later than three years	48,377,446
Later than three years and not later than five years	228,637,846
Later than five years	93,691,176

Total	394,895,191

The weighted average interest rate for both outstanding loan facilities as of December 31, 2013 was 3.90% (2012: n/a).

The carrying amount of the Partnership’s bank debt recognized in the combined and consolidated financial statements approximates its fair value.

10. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	At December 31,
	2012	2013
Accrued legal and professional fees	3,758	43,925
Unearned revenue	—	7,071,341
Accrued employee costs	—	97,394
Accrued financing cost.	423,920	—
Other payables and accruals	57,836	599,378
Accrued interest	—	1,397,587
Accrued management fees (Note 14)	—	162,000
Accrued special bonus	836,000	—

Total	1,321,514	9,371,625

The unearned revenue of $7,071,341 represents charter hire received in December 2013 relating to January 2014.

11. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2012	2013
Travel and accommodation	30,425	1,166
Legal and professional fees	—	42,321
Vessel naming ceremony expenses	—	199,846
Commercial management fees (Note 14)	—	1,243,500
Foreign exchange differences	(12,201)	37,792
Other expenses	11,908	—

Total	30,132	1,524,625

12. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the year ended December 31,
	2012	2013
Management fees and other ship management expenses (Note 14)	—	1,118,738
Crew wages	—	7,292,871
Technical maintenance expenses	—	1,462,044
Provisions and stores	—	908,080
Insurance expenses	—	811,416
Brokers’ commissions	—	786,123
Other operating expenses	—	717,444

Total	—	13,096,716

13. Financial Income and Costs

	For the year ended December 31,
	2012	2013
Financial income
Interest income	110,109	31,686
Total financial income	110,109	31,686
Financial costs
Amortization of deferred loan issuance costs	—	1,697,904
Interest expense on loans	—	8,993,313
Realized loss on cash flow hedges	—	1,384,731
Other financial costs	606	57,195

Total financial costs	606	12,133,143

14. Related Party Transactions

The Partnership had the following balances with related parties which have been included in the combined and consolidated statements of financial position:

Amounts due from related parties

	At December 31,
	2012	2013
Due from GasLog	18,151	18,151

Total	18,151	18,151

Amount due to related parties

	As of December 31,
	2012	2013
Due to GasLog LNG Services Ltd.(a)	394,788	3,918,098
Due to GasLog Carriers Ltd.(b)	8,397,841	20,756,019

Total	8,792,629	24,674,117

(a)

The balance of $3,918,098 represents payments made by the Manager to cover operating expenses of the Partnership of $3,790,231 (2012: $0) as well as amounts owed for management services and construction supervision fees of $127,867 (2012: $394,788). The costs of construction supervision and management services provided during the construction period were capitalized to vessel cost as directly attributable costs to bringing the vessels to the condition necessary for them to be capable of operating in the manner intended by management (refer to the table below that illustrates the capitalized and expensed costs).

(b)

The balance of $20,756,019 consists of (a) $9,800,000 dividend declared to the Parent in December 2013 that has not yet been paid and (b) $10,956,019 paid by the Parent to provide the Partnership with funding to cover expenses during the construction period (2012: $8,397,841). These costs that were invoiced by third parties were either capitalized (Note 3) or expensed depending on their nature and timing of the services provided.

The Partnership had the following transactions with GasLog LNG Services and GasLog, related parties:

Details	For the year ended December 31,
	2012	2013
Costs capitalized to vessel cost
Construction supervision fees(i)	2,479,988	876,789
Pre-delivery management fees(ii)	90,000	171,000
Ship Management System (SMS fee)(iv)	—	420,000
Costs expensed
Management fees (included in Vessel operating costs)(iii)	—	1,118,738
Commercial management fee (included in General and administrative expenses)(v)	—	1,243,500
Other vessel operating costs	—	40,320

(i)

The Manager charged the vessel-owning companies shipbuilding supervision fees pursuant to the shipbuilding supervision contracts that were signed on June 2, 2010 with respect to GAS-three Ltd. and GAS-four Ltd. and on March 31, 2011 with respect to GAS-five Ltd. In accordance with the shipbuilding supervision contracts, the Manager was appointed as the supervisor of the construction of the vessels under the relevant shipbuilding contracts until the successful delivery of each vessel. Monthly charge rates for the site inspection team varied from $12,500 to $18,500 according to the level of seniority of the inspectors.

(ii)

GasLog LNG Services charged the vessel owning companies pre-delivery management fees of a monthly charge of $22,500 for approximately four months prior to each vessel’s delivery date for management services relating to the vessel’s supervision provided during the same period.

(iii)

On August 16, 2010, GAS-three Ltd. and GAS-four Ltd. and on March 31, 2011, GAS-five Ltd. entered into ship management agreements (“Ship Management Agreement”) with GasLog LNG Services. These agreements are effective from each vessel’s delivery until the vessel is sold or becomes a total loss. In addition, they may also be terminated by the owners by giving the managers at least three months’ notice and provide for the following:

•

Management Fees – A fixed monthly charge of $30,000 per vessel is payable by the Partnership to GasLog LNG Services for the provision of management services such as crew, operational and technical management, procurement, accounting, budgeting and reporting, health, safety, security and environmental protection, insurance arrangements, sale or purchase of vessels, general administration and quality assurance. The aforementioned fee will be adjusted annually on December 31st based on the US Consumer Price Index for All Urban Consumers (CPI-U).

•	Superintendent Fees – A fee of $1,000 per day is payable to GasLog LNG Services for each day in excess of 25 days per calendar year for which a superintendent performs visits to the vessels.

•	Share of General Expenses – A monthly lump sum amounting to 11.25% of the Management Fee is payable to GasLog LNG Services during the term of this agreement.

•

Annual Incentive Bonus – Annual Incentive Bonus may be payable to GasLog LNG Services, at the Partnership’s discretion, for remittance to the crew of an amount of up to $72,000 based on Key Performance Indicators predetermined annually.

(iv)

Pursuant to the shipbuilding supervision contracts described above in (i), the vessel owning companies entered into a professional consulting services contract with the Manager. The professional consulting services contract provides that the Manager will be paid a one-off fee of $130,000 in exchange for the development and installation of a Ship Management System for each vessel. In addition the Manager charged the vessel owning companies for an additional fee of $10,000 per vessel with respect of the preparation and verification of the aforementioned system.

(v)

On July 19, 2013, GAS-five Ltd., and on August 28, 2013, GAS-three Ltd. and GAS-four Ltd., entered into commercial management agreements with GasLog pursuant to which the Subsidiaries will receive commercial management services relating to the operation of the vessels, including and not limited to negotiation of the vessels’ possible employment, assessing market conditions on specific issues, keeping proper accounting records and handling and advising on claims or disputes. The annual management fee will be $540,000 for each vessel payable quarterly in advance in lump sum amounts. The agreements may be terminated by either party at any time giving the other party not less than twelve months’ written notice. The fair value of the services provided in the year ended December 31, 2013 amounted to $1,243,500 from which $627,000 related to the services provided for the period from each vessel’s delivery date to the effective date of the commercial management agreements for which no fees were paid and have been recorded as Contributed capital-contributed services in the accompanying combined and consolidated statement of changes in equity (Notes 7 and 11).

Construction, supervision fees, pre-delivery management fees, and SMS fees are capitalized to the cost of vessel. Fees paid pursuant to the Ship Management Agreements and the Commercial Management Agreements are included in Vessel operating costs and General and administrative expenses, respectively. Pursuant to a commission agreement with Samsung Heavy Industries Co. Ltd. shipyard, commissions due from the shipyard in relation to the new building orders will be paid by Samsung Heavy Industries Co. Ltd. shipyard to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to the vessel-owning subsidiaries through the Parent, after deducting handling fees for each payment.

15. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of December 31, 2013 are as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

Period

December 31, 2013
Not later than one year	83,259,344
Later than one year and not later than three years	168,551,290
Later than three years and not later than five years	122,722,889
More than five years	11,894,721

Total	386,428,244

On May 9, 2011, GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. signed time charter agreements with BG Group, for the employment of their vessels from the date of delivery of the vessels through January 2018, March 2018 and May 2019, respectively, with charter options to extend the agreements for up to two extension periods of three or four years. The charter party agreements provide for daily hire rates that include two components—a capital cost component that is fixed for the period of the agreement and an operating cost component that has a fixed annual escalation rate.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the combined and consolidated financial statements.

16. Financial Risk Management

The Partnership’s activities expose it to a variety of financial risks, including market price risk, liquidity risk and credit risk. The Partnership’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Partnership’s financial performance. The Partnership makes use of derivative financial instruments such as interest rate swaps to mitigate certain risk exposures.

Market risk

Interest rate risk: Interest rate risk is the risk that interest costs will fluctuate due to changes in market interest rates. The Partnership’s financial income and operating cash flows fluctuate based on changes in market interest rates as the Partnership has loans that bear interest at floating rates. The Partnership uses interest rate swaps to manage its exposure to interest rate movements on bank borrowings. At December 31, 2013, the Partnership has hedged 78.9% of its future variable rate interest exposure relating to its existing loan facilities by swapping the variable rate for a fixed rate (2012: 79.7%).

The fair value of the swaps at December 31, 2013 was estimated as a net loss of $4,058,897 (2012: $11,427,876). The effective portion of changes in the fair value of the interest rate swaps designated as cash flow hedging instruments (Note 17) amounting to $3,776,876 gain (2012: $8,687,198 loss) was recognized directly in the combined and consolidated statement of changes in equity.

Interest rate sensitivity analysis: The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the combined and consolidated statements of financial position at year end. The fair value of net interest rate swaps liabilities increases when interest rates decrease and decreases when interest rates increase. At December 31, 2013, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to approximately $1,140,237 (2012: $1,344,672). This amount would have affected the other comprehensive income by $511,219 (2012: $1,344,672) and the (loss)/gain on interest rate swaps by $629,018 (2012: $0). During the year ended December 31, 2013, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the increase/ (decrease), respectively, in interest expense on the un-hedged portion of the Group’s loans would have amounted to approximately $72,570.

Currency Risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership’s functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. The Partnership does not hedge movements in exchange rates but management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the year ended December 31, 2013 by $668,304, based upon our expenses during the year (2012: $0).

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses.

The Partnership manages its liquidity risk by having secured credit lines and by receiving capital contributions to fund its commitments and by maintaining cash and cash equivalents.

The following tables detail the Partnership’s expected cash flows for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Partnership can be required to pay. The table includes both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Partnership’s loans at the end of each year presented.

	Weighted- average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2013
Trade and other accounts payable	—	200,599	210,554	293,640	—	—	704,793
Due to related parties	—	3,918,098	—	20,756,019	—	—	24,674,117
Other payables and accruals	—	7,925,030	1,446,595	—	—	—	9,371,625
Variable interest loans	2.76%	—	7,770,520	26,201,643	309,103,747	94,854,134	437,930,044

Total	—	12,043,727	9,427,669	47,251,302	309,103,747	94,854,134	472,680,579

December 31, 2012
Trade and other accounts payable	—	519,565	73,999	—	—	—	593,564
Due to related parties	—	394,788	—	8,397,841	—	—	8,792,629
Other payables and accruals	—	343,039	142,475	836,000	—	—	1,321,514

Total	—	1,257,392	216,474	9,233,841	—	—	10,707,707

The amounts included above for variable interest rate instruments is subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following table details the Partnership’s expected cash flows for its derivative financial liabilities. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2013
Interest rate swap	279,036	867,283	3,161,047	173,016	—	4,480,382

Total	279,036	867,283	3,161,047	173,016	—	4,480,382

December 31, 2012
Interest rate swap	—	—	2,791,281	8,878,916	(152,293)	11,517,904

Total	—	—	2,791,281	8,878,916	(152,293)	11,517,904

The Partnership expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year end and the cash generated by operating activities. The Partnership expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Partnership is exposed to credit risk in the event of non-performance by any of the counterparties. To limit this risk, the Partnership deals exclusively with creditworthy financial institutions and customers.

	At December 31,
	2012	2013
Cash	2,299	14,403,785
Short-term investments	—	1,500,000
Trade and other receivables	33,869	153,967

For the year ended December 31, 2013, all of the Partnership’s revenue was earned from one customer, a subsidiary of BG Group Plc. (“BG Group”) and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership’s counterparty and the fact that the hire is being collected in advance. The Partnership did not experience significant credit losses on its accounts receivable portfolio during the year ended December 31, 2013. The carrying amount of financial assets recorded in the combined and consolidated financial statements represents the Partnership’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Partnership’s counterparty.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

17. Derivative Financial Instruments

Interest rate swap agreements

The fair value of the derivative assets is as follows:

	At December 31,
	2012	2013
Financial liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	799,926

Total	—	799,926

Derivative financial instruments, non—current asset	—	799,926

Total	—	799,926

The fair value of the derivative liabilities is as follows:

	At December 31,
	2012	2013
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	11,427,876	2,816,370
Financial liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	2,042,453

Total	11,427,876	4,858,823

Derivative financial instruments, current liability	3,132,045	4,233,398
Derivative financial instruments, non—current liability	8,295,831	625,425

Total	11,427,876	4,858,823

Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month U.S. dollar LIBOR, and the effects quarterly payments to the bank on the notional amount at the respective fixed rates.

The decrease in net derivative liabilities as of December 31, 2013 compared to December 31, 2012 resulted mainly from the decrease in the notional amount of the interest rate swaps and the increase in LIBOR yield curve used to calculate the present value of the estimated future cash flows.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount at December 31,
						2012	2013
GAS-three Ltd.(1)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	96,250,000	—
GAS-four Ltd.(1)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	96,250,000	—
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	60,000,000	58,235,293
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	75,000,000	72,794,117

						327,500,000	131,029,410

(1)

In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met as the fair value of the relevant interest rate swaps when compared with the hypothetical swaps was outside the required range of effectiveness (80%-125%). The cumulative loss of $3,886,488 from the period that the hedges were effective will be recycled to the profit or loss in the same manner as the hedged item will affect profit or loss (i.e., amortized until the maturity of the hedging transaction). The amount that was reclassified to profit or loss for the year ended December 31, 2013 is $654,964.

The fixed interest agreements converted the floating interest rate exposure into a fixed interest rate in order to hedge the Partnership’s exposure to fluctuations in prevailing market interest rates. The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of December 31, 2013 with the exception of the two agreements for which the effectiveness criteria were not met as mentioned above.

No new swap agreements entered into by the Partnership during the year ended December 31, 2013. For the two swap agreements entered into by the Partnership during the year ended December 31, 2012, there was a loss of $931,400 recognized at their inception in the combined and consolidated statement of profit or loss under (Loss)/gain on interest rate swaps, which included fees and evidence that the respective transaction prices exceeded the valuation based on observable market data.

For the year ended December 31, 2013, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments, amounting to a profit of $3,776,876, was recognized in Other comprehensive income (December 31, 2012: $8,687,198 loss). The increase in profit resulted from the decrease in the notional amount of the interest rate swaps designated as cash flow hedges and the increase in the LIBOR yield curve used to calculate the present value of the estimated future cash flows. The gain of $16,742 relating to the ineffective portion was recognized during the year ended December 31, 2013, in the combined and consolidated statement of profit or loss under (Loss)/gain on interest rate swaps (December 31, 2012: $9,032 loss).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount at December 31,
						2012	2013
GAS-three Ltd.	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	—	90,234,360
GAS-four Ltd.	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	—	90,234,360

						—	180,468,720

The change in the fair value of these contracts as of December 31, 2013 amounted to a net gain of $3,575,361 (which was recognized against earnings in the period incurred and is included in the combined and consolidated statement of profit or loss under (Loss)/gain on interest rate swaps (December 31, 2012: $0).

An analysis of (Loss)/gain on interest rate swaps is as follows:

	At December 31,
	2012	2013
Inception loss for cash flow hedges	(931,400)	—
Unrealized gain on interest rate swaps held for trading	—	3,575,361
Realized loss on interest rate swaps held for trading	—	(1,900,952)
Net change in fair value of cash flow hedges reclassified to profit or loss	—	(654,964)
Ineffectiveness on cash flow hedges	(9,032)	16,742

Total	(940,432)	1,036,187

The realized loss on interest rate swaps for trading represents the realized loss for the two interest rate swaps for which hedge accounting was discontinued in 2013, from the dates that the effectiveness criteria were not met. The loss resulted from the fact that the fixed interest rates specified in the interest rate swap agreements as payable by the Company were higher than the applicable floating rate (based on the 3-month LIBOR rate) specified in the interest rate swap agreements as payable by the bank counterparty.

Fair value measurements

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of the reporting period and the credit risk inherent in the contract. The Partnership uses its judgment to make assumptions that are mainly based on market conditions for the estimation of the counterparty risk and the Partnership’s own risk that are considered for the calculation of the fair value of the interest rate swaps. The interest rate swaps meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 7, Financial Instruments Disclosure. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 7 Financial Instruments: Disclosures, are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

18. Taxation

Under the laws of the country of the vessels’ registration, the Partnership is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating and supervision costs in the combined and consolidated statement of profit or loss.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Partnership, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

For the year ended December 31, 2013, the Partnership has not made any U.S. port calls, and hence did not have U.S. source gross transportation income.

19. Subsequent Events

Upon completion of the IPO on May 12, 2014 (refer to note 1), the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement will be provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog will receive a service fee of $588,000 per vessel per year in connection with providing services under this agreement.

Upon completion of the IPO on May 12, 2014, each of the vessel owning Subsidiaries is subject to an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which each vessel owning subsidiary will pay a management fee of $46,000 per month to the Manager and will reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements provide also for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and have clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party.

Upon completion of the IPO on May 12, 2014, the vessel-owning Subsidiaries entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog will provide certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts.

Upon completion of the IPO on May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog, (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership.

Upon completion of the IPO on May, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility is for a term of 36 months, unsecured and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. As of June 30, 2014 the total available amount of the revolving credit facility remained undrawn.

GasLog Partners used the net IPO proceeds of $186,030,150 to (a) prepay $82,633,649 of debt plus accrued interest of $416,108 relating to the GAS-five Ltd. facility, (b) make a payment of $2,284,871 (including $271,199 accrued interest) to settle the marked-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment and (c) pay cash consideration of $65,695,522 to Gaslog as part consideration for the Subsidiaries contributed. The balance of $35,000,000 was retained by the Partnership for general corporate purposes.

On July 30, 2014, the board of directors of GasLog Partners declared a prorated quarterly cash distribution, with respect to the quarter ended June 30, 2014, of $0.20604 per unit. The distribution was prorated for the period beginning on May 12, 2014, which was the closing date of GasLog Partners’ IPO, and ending on June 30, 2014, and corresponds to a quarterly distribution of $0.375 per outstanding unit, or $1.50 per outstanding unit on an annualized basis. The prorated cash distribution is payable on August 14, 2014, to all unitholders of record as of August 11, 2014.

On August 11, 2014, the board of directors of GasLog Partners approved, subject to the final purchase price being within a pre-approved amount, a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively. GasLog purchased the Methane Rita Andrea and the Methane Jane Elizabeth from BG Group in April 2014.

GasLog Partners LP
Unaudited condensed combined and consolidated statements of financial position
As of December 31, 2013 and June 30, 2014
(All amounts expressed in U.S. Dollars, except unit data)

	Note	December 31, 2013	June 30, 2014
Assets
Non-current assets
Derivative financial instruments	8	799,926	—
Other non-current assets		1,242,720	1,642,659
Vessels	4	562,530,808	554,731,564

Total non-current assets		564,573,454	556,374,223

Current assets
Trade and other receivables		153,967	623,536
Inventories		730,209	627,366
Due from related parties	3	18,151	—
Prepayments and other current assets		390,526	413,250
Derivative financial instruments	8	—	151,917
Short-term investments		1,500,000	3,002,327
Cash and cash equivalents		14,403,785	52,569,863

Total current assets		17,196,638	57,388,259

Total assets		581,770,092	613,762,482

Owners/partners’ equity and liabilities
Owners/partners’ equity
Owners’ capital		156,168,950	—
Common unitholders (9,822,358 units issued and outstanding as at June 30, 2014)	10	—	189,588,258
Subordinated unitholders (9,822,358 units issued and outstanding as at June 30, 2014)	10	—	94,872,388
General partner (400,913 units issued and outstanding as at June 30, 2014)	10	—	3,875,488

Total owners/partners’ equity		156,168,950	288,336,134

Current liabilities
Trade accounts payable		704,793	859,576
Amounts due to related parties	3	24,674,117	14,757,994
Derivative financial instruments	8	4,233,398	1,827,845
Other payables and accruals	6	9,371,625	10,177,398
Loans–current portion	5	22,074,786	17,697,435

Total current liabilities		61,058,719	45,320,248

Non-current liabilities
Derivative financial instruments	8	625,425	1,189,159
Loans–non-current portion	5	363,916,998	278,916,941

Total non-current liabilities		364,542,423	280,106,100

Total owners/partners’ equity and liabilities		581,770,092	613,762,482

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

GasLog Partners LP
Unaudited condensed combined and consolidated statements of profit or loss
For the three and six months ended June 30, 2013 and 2014
(All amounts expressed in U.S. Dollars except unit data)

	Note	For the three months ended		For the six months ended
		June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Revenues		16,339,031	20,973,536	21,734,558	41,716,592
Vessel operating costs		(3,884,754)	(4,094,089)	(4,982,522)	(7,945,552)
Depreciation	4	(3,115,262)	(4,005,967)	(4,128,759)	(7,967,321)
General and administrative expenses	7	(415,144)	(1,114,208)	(661,514)	(1,706,951)

Profit from operations		8,923,871	11,759,272	11,961,763	24,096,768

Financial costs	9	(3,010,168)	(6,381,990)	(4,115,947)	(10,228,993)
Financial income		7,250	5,142	15,680	9,169
Gain/(loss) on interest rate swaps	8,9	2,482,393	(2,997,523)	2,746,713	(3,615,838)

Total other expenses		(520,525)	(9,374,371)	(1,353,554)	(13,835,662)

Profit for the period		8,403,346	2,384,901	10,608,209	10,261,106

Earnings per unit for the period May 12, 2014 to June 30, 2014, basic and diluted:	11
Common unit		—	0.21	—	0.21
Subordinated unit		—	0.18	—	0.18
General partner unit		—	0.19	—	0.19

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

GasLog Partners LP
Unaudited condensed combined and consolidated statements of comprehensive income
For the three and six months ended June 30, 2013 and 2014
(All amounts expressed in U.S. Dollars, except unit data)

	Note	For the three months ended		For the six months ended
		June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Profit for the period		8,403,346	2,384,901	10,608,209	10,261,106
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	8	2,577,288	(469,507)	3,541,625	(309,593)
Recycled loss of cash flow hedges reclassified to profit or loss	8	193,781	1,688,392	263,144	1,880,043

Other comprehensive income for the period		2,771,069	1,218,885	3,804,769	1,570,450

Total comprehensive income for the period		11,174,415	3,603,786	14,412,978	11,831,556

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

GasLog Partners LP
Unaudited condensed combined and consolidated statements of changes in owners/partners’ equity
For the six months ended June 30, 2013 and 2014
(All amounts expressed in U.S. Dollars, except unit data)

			Limited Partners
	General partner		Common unitholders		Subordinated unitholders		Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units
Balance at January 1, 2013								106,628,923	106,628,923
Capital contributions	—	—	—	—	—	—	—	28,062,945	28,062,945
Capital contributions-contributed services	—	—	—	—	—	—	—	421,500	421,500
Profit for the period	—	—	—	—	—	—	—	10,608,209	10,608,209
Other comprehensive income for the period	—	—	—	—	—	—	—	3,804,769	3,804,769

Total comprehensive income for the period	—	—	—	—	—	—	—	14,412,978	14,412,978

Balance at June 30, 2013	—	—	—	—	—	—	—	149,526,346	149,526,346

Balance at January 1, 2014	—	—	—	—	—	—	—	156,168,950	156,168,950
Capital contribution	—	—	—	—	—	—	—	1,000	1,000
Profit from January 1, 2014 to May 11, 2014 (see note 11)	—	—	—	—	—	—	—	6,438,142	6,438,142
Other comprehensive income from January 1, 2014 to May 11, 2014	—	—	—	—	—	—	—	1,440,590	1,440,590
Total comprehensive income from January 1, 2014 to May 11, 2014	—	—	—	—	—	—	—	7,878,732	7,878,732
Net assets contributed by GasLog Ltd. in exchange for General partner, Common, Subordinated units and cash	400,913	3,796,432	162,358	1,534,309	9,822,358	93,022,419	98,353,160	(164,048,682)	(65,695,522)
Proceeds from issuance of common units, net of costs (see note 10)	—	—	9,660,000	186,030,150	—	—	186,030,150	—	186,030,150
Profit from May 12, 2014 to June 30, 2014 (see note 11)	—	76,459	—	2,023,799	—	1,722,706	3,822,964	—	3,822,964
Other comprehensive income from May 12, 2014 to June 30, 2014	—	2,597	—	—	—	127,263	129,860	—	129,860

Total comprehensive income from May 12, 2014 to June 30, 2014	—	79,056	—	2,023,799	—	1,849,969	3,952,824	—	3,952,824

Balance at June 30, 2014	400,913	3,875,488	9,822,358	189,588,258	9,822,358	94,872,388	288,336,134	—	288,336,134

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

GasLog Partners LP
Unaudited condensed combined and consolidated statements of cash flows
For the six months ended June 30, 2013 and 2014
(All amounts expressed in U.S. Dollars)

	For the six months ended
	June 30, 2013	June 30, 2014
Cash flows from operating activities:
Profit for the period	10,608,209	10,261,106
Adjustments for:
Depreciation	4,128,759	7,967,321
Financial costs	4,115,949	10,228,992
Financial income	(15,680)	(9,169)
Unrealized (gain)/loss on interest rate swaps	(3,501,428)	2,390,312
Non-cash contributed services	421,500	—

	15,757,309	30,838,562
Movements in working capital	2,023,861	(9,627, 380)

Cash provided by operations	17,871,170	21,211,182

Interest paid	(2,236,507)	(8,431,734)

Net cash from operating activities	15,544,663	12,779,448

Cash flows from investing activities:
Payments for vessels	(452,791,594)	—
Financial income received	11,808	11,054
Purchase of short-term investments	—	1,500,000
Maturity of short-term investments	—	(3,002,327)

Net cash used in investing activities	(452,779,786)	(1,491,273)

Cash flows from financing activities:
Bank loan drawdown	411,000,000	—
Bank loan repayments	(4,010,448)	(93,456,725)
Cash remittance to GasLog in exchange for contribution of net assets		(65,695,522)
IPO proceeds, net of expenses	—	186,030,150
Payment of loan issuance costs	(27,587)	—
Increase in amounts due to shareholders	13,728,649	—
Capital contributions received	28,062,945	—

Net cash from financing activities	448,753,559	26,877,903

Increase in cash and cash equivalents	11,518,436	38,166,078

Cash and cash equivalents, beginning of the period	2,299	14,403,785

Cash and cash equivalents, end of the period	11,520,735	52,569,863

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

GasLog Partners LP
Notes to the unaudited condensed combined and consolidated financial statements
For the six months ended June 30, 2013 and 2014
(All amounts expressed in U.S. Dollars, except share data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, being a wholly-owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed by GasLog in connection with the initial public offering of its common units (the “IPO”).

On May 12, 2014, the Partnership completed its IPO with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters), resulting in gross proceeds of $202,860,000 and representing a 48.2% limited partner interest. Concurrently with the IPO, the Partnership acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. from GasLog in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% limited partner interest and all of the incentive distribution rights (“IDRs”) that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly-owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65,695,522 of cash consideration paid directly to GasLog from the IPO proceeds.

For the periods prior to the formation of GasLog Partners LP the financial statements represent the combined statements of the ship-owning companies listed below (the “Subsidiaries”) using the historical carrying costs of the assets and the liabilities from their dates of incorporation. All references to the Partnership prior to the formation of GasLog Partners LP refer to the Subsidiaries and references to the Partnership subsequent to the formation of GasLog Partners LP refer to GasLog Partners LP and its subsidiaries, including the Subsidiaries. For convenience hereinafter the financial statements for all periods are referred to as the unaudited condensed combined and consolidated financial statements.

As of June 30, 2014, GasLog holds a 51.8% interest of the Partnership and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with Partnership agreement, GasLog has the ability to control the Partnership’s affairs and policies

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd (“GasLog LNG Services” or the “Manager”), a related party and a wholly-owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of June 30, 2014, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 27, 2010	Vessel-owning company	GasLog Shanghai	155,000	January 28, 2013
GAS-four Ltd.	Bermuda	April 27, 2010	Vessel-owning company	GasLog Santiago	155,000	March 25, 2013
GAS-five Ltd.	Bermuda	February 14, 2011	Vessel-owning company	GasLog Sydney	155,000	May 30, 2013
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed combined and consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed combined and consolidated financial statements should be read in conjunction with the Partnership’s annual combined and consolidated financial statements for the year ended December 31, 2013, included in the Partnership’s Registration Statement on Form F-1 for the IPO which was declared effective by the United States Securities Exchange Commission on May 6, 2014 (the “Registration Statement”).

The accompanying unaudited condensed combined and consolidated financial statements include the accounts of the Partnership and the Subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog. All significant intra-group transactions and balances are eliminated on consolidation.

The unaudited condensed combined and consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments recorded at fair value at the end of each reporting period. The same accounting policies and methods of computation have been followed in these condensed combined and consolidated financial statements as were applied in the preparation of the Partnership’s combined and consolidated financial statements for the year ended December 31, 2013, as included in the Registration Statement. On July 30, 2014, the Partnership’s board of directors authorized the unaudited condensed combined and consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual combined and consolidated financial statements for the year ended December 31, 2013. In addition to those matters, in the three months ended June 30, 2014 management had to exercise judgment in determining the appropriate classification of the various partnership interests as presented below.

The unaudited condensed combined and consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

Classification of the Partnership interests

The interests in the Partnership comprise common units, subordinated units, a general partner interest and incentive distribution rights. Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in our partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

In reaching a judgment as to whether the interests in the Partnership should be classified as liabilities or equity interests, the Partnership has considered the wide discretion of the board of directors to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, management has concluded that the Partnership interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

Adoption of new and revised IFRS

(a) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed combined and consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. The release of IFRS 9 (2013) on November 19, 2013 contained consequential amendments which removed the mandatory effective date of IFRS 9 leaving the effective date open pending the finalization of the impairment and classification and measurement requirement and permitted an entity to apply the requirements on the presentation of gains and losses on financial liabilities designated at fair value through profit or loss without applying the other requirements, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition it introduced a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. At its November 2013 meeting, the IASB tentatively decided that the mandatory effective date will be no earlier than annual periods beginning on or after January 1, 2017, with retrospective application required. At its February 2014 meeting, the IASB tentatively decided to set January 1, 2018 as the effective date for the mandatory application of the standard. Management will evaluate the impact of this standard on the Partnership’s financial statements once the mandatory effective date is set. Until such time as a detailed review has been completed it is not practicable to provide a reasonable estimate of that effect.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2010-2012 Cycle, which includes changes to IFRS 2 Share-based Payment, IFRS 3 Business Combination, IFRS 8 Operating Segments, IFRS 13 Fair Value Measurement, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets and IAS 24 Related Party Disclosures. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have a material impact on the Partnership’s financial statements.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2011-2013 Cycle, which includes changes to IFRS 1 First-time Adoption of International Financial Standards, IFRS 3 Business Combinations, IFRS 13 Fair Value Measurement and IAS 40 Investment Property. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have any impact on the Partnership’s financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact of this standard.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Related party transactions

Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement will be provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog will receive a service fee of $588,000 per vessel per year in connection with providing services under this agreement. Total administrative fees since the IPO amounted to $235,200 (Note 7).

Ship Management Agreements

On August 16, 2010, GAS-three Ltd. and GAS-four Ltd. and on March 31, 2011, GAS-five Ltd. entered into ship management agreements (“Ship Management Agreements”) with GasLog LNG Services that were amended upon completion of the IPO. The Ship Management Agreement provided for the following:

•

Management Fees – A fixed monthly charge of $30,000 per vessel was payable by the Partnership to the Manager for the provision of management services such as crew, operational and technical management, procurement, accounting, budgeting and reporting, health, safety, security and environmental protection, insurance arrangements, sale or purchase of vessels, general administration and quality assurance.

•	Superintendent Fees – A fee of $1,000 per day was payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels.

•	Share of General Expenses – A monthly lump sum amounting to 11.25% of the Management Fee was payable to the Manager during the term of this agreement.

•

Annual Incentive Bonus – Annual Incentive Bonus might be payable to the Manager, at the Partnership’s discretion, for remittance to the crew of an amount of up to $72,000 based on Key Performance Indicators predetermined annually.

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries is subject to an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries will pay a management fee of $46,000 per month to the Manager and will reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements provide also for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and have clauses for decreased management fees in case of vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party.

The total fees charged as per the Ship Management Agreements and the Amended Ship Management Agreements for the three and six months ended June 30, 2014 amounted to $377,441 and $723,727, respectively (for the three and six months ended June 30, 2013, $249,250 and $331,788, respectively).

Commercial Management Agreement

On July 19, 2013, GAS-five Ltd., and on August 28, 2013, GAS-three Ltd. and GAS-four Ltd., entered into commercial management agreements with GasLog (the “Commercial Management Agreements”) that were amended upon completion of the IPO. Pursuant to the Commercial

Management Agreements the Partnership would receive commercial management services relating to the operation of the vessels, including and not limited to negotiation of the vessels’ possible employment, assessing market conditions on specific issues, keeping proper accounting records and handling and advising on claims or disputes. The annual commercial management fee was $540,000 for each vessel payable quarterly in advance in lump sum amounts. The fair value of the services for the period from each vessel’s delivery date to the effective date of the commercial management agreements for which no fees were paid have been recorded as Contributed capital-contributed services and included in general and administrative expenses.

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog will provide certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts.

The total fees charged as per the Commercial Management Agreements and the Amended Commercial Management Agreements for the three and six months ended June 30, 2014 amounted to $331,500 and $736,500, respectively (for the three and six months ended June 30, 2013, $319,500 and $421,500, respectively).

Omnibus Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership. As of June 30, 2014, no such option was exercised.

Revolving Credit Facility with GasLog

Upon completion of the IPO on May, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility is for a term of 36 months, unsecured and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. As of June 30, 2014 the total available amount of the revolving credit facility remained undrawn.

The Partnership had the following balances with related parties which have been included in the condensed combined and consolidated statements of financial position:

Amounts due from related parties

	December 31, 2013	June 30, 2014
Due from GasLog	18,151	—

Total	18,151	—

Amount due to related parties

	December 31, 2013	June 30, 2014
Due to GasLog LNG Services Ltd (a)	3,918,098	2,223,957
Due to GasLog (b)	—	839,106
Due to GasLog Carriers Ltd (c)	20,756,019	11,694,931

Total	24,674,117	14,757,994

(a)

The balance of $2,223,957 represents payments made by the Manager to cover operating expenses of the Partnership of $1,974,987 (2013:$3,790,231) as well as amounts owed for management services of $248,970 (2013:$127,867).

(b)

The balance of $839,106 represents outstanding commercial management fees of $630,400 (Note 7) as well as payments of $208,706 made by GasLog on behalf of the Partnership and remain outstanding as of June 30, 2014.

(c)

The balance of $11,694,931 (2013:$20,756,019) represents amounts paid by GasLog Carriers Ltd., prior to the IPO, to provide the Partnership with funding to cover expenses during the construction period.

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
At January 1, 2014	574,768,543
Additions	168,077

At June 30, 2014	574,936,620

Accumulated depreciation
At January 1, 2014	12,237,735
Depreciation expense	7,967,321

At June 30, 2014	20,205,056

Net book value

At December 31, 2013	562,530,808

At June 30, 2014	554,731,564

Vessels with an aggregate carrying amount of $554,731,564 as of June 30, 2014 (December 31, 2013: $562,530,808) have been pledged as collateral under the terms of the loan agreements.

5. Bank Loans

	December 31, 2013	June 30, 2014
Amounts due within one year	24,188,723	19,103,575
Less: unamortized deferred loan issuance costs	(2,113,937)	(1,406,140)

Loans – current portion	22,074,786	17,697,435

Amounts due after one year	370,706,468	282,334,892
Less: unamortized deferred loan issuance costs	(6,789,470)	(3,417,951)

Loans – non-current portion	363,916,998	278,916,941

Total	385,991,784	296,614,376

In connection with Partnership’s IPO, GasLog obtained certain waivers and consents from its lenders and amended two of its credit facilities. The credit facility entered into by GAS-three Ltd. and GAS-four Ltd. was amended to, among other things, permit GasLog to contribute GAS-three Ltd. and GAS-four Ltd. to the Partnership and add GasLog Partners Holdings LLC, as a guarantor. The credit facility entered into by GAS-five Ltd. and GasLog’s subsidiary GAS-six Ltd. was amended to among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd.

facility. In connection with these amendments, the Partnership prepaid $82,633,649 of the new GAS-five Ltd. facility with proceeds of the initial public offering.

The main terms of the Partnership’s loan facilities have been disclosed in the annual combined and consolidated financial statements for the year ended December 31, 2013, included in the Registration Statement. Refer to Note 9 “Bank Loans”. During the six months ended June 30, 2014, repayments related to the loan facilities of $93,456,725 (six months ended June 30, 2013: $4,010,448) were made in accordance with repayment terms and the aforementioned amendments.

The carrying amount of the Partnership’s bank debt recognized in the unaudited condensed combined and consolidated financial statements approximates its fair value after adjusting for the unamortized loan issuance costs.

6. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2013	June 30, 2014
Accrued legal and professional fees	43,925	183,776
Unearned revenue	7,071,341	7,071,341
Other payables and accruals	294,902	716,687
Accrued crew expenses	401,870	677,072
Accrued interest	1,397,587	1,042,464
Accrued board of directors fees	—	144,758
Accrued management, commercial and administrative fees, (Note 3)	162,000	341,300

Total	9,371,625	10,177,398

7. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Board of directors’ fees	—	144,758	—	207,258
Travel and accommodation	—	77,378	1,166	104,907
Legal and professional fees	9,332	183,830	15,942	191,252
Vessel naming ceremony expenses	63,475	—	199,714	—
Commercial management fees (Note 3)	319,500	331,500	421,500	736,500
Administrative fees (Note 3)	—	235,200	—	235,200
Foreign exchange differences	13,657	4,089	14,012	68,814
Other expenses	9,180	137,453	9,180	163,020

Total	415,144	1,114,208	661,514	1,706,951

8. Derivative Financial Instruments

Interest rate swap agreements

The fair value of the derivative assets is as follows:

	December 31, 2013	June 30, 2014
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	799,926	151,917

Total	799,926	151,917

Derivative financial instruments, current asset	—	151,917
Derivative financial instruments, non–current asset	799,926	—

Total	799,926	151,917

The fair value of the derivative liabilities is as follows:

	December 31, 2013	June 30, 2014
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	2,816,370	—
Financial liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	2,042,453	3,017,004

Total	4,858,823	3,017,004

Derivative financial instruments, current liability	4,233,398	1,827,845
Derivative financial instruments, non–current liability	625,425	1,189,159

Total	4,858,823	3,017,004

Interest rate swap agreements

The Partnership enters into fixed interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of its exposure to fluctuations in prevailing market interest rates. Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2013	June 30, 2014
GAS-five Ltd. (1)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	58,235,293	—
GAS-five Ltd. (2)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	72,794,117	—

						131,029,410	—

(1)

The Partnership terminated the swap agreement on May 8, 2014 by paying its fair value on that date being $1,501,399 plus accrued interest of $198,604 from the IPO proceeds. The cumulative loss of $1,112,891 from the period that hedging was effective was recycled to the profit or loss as a result of the debt being repaid in the three and six month period ended June 30, 2014.

(2)

The Partnership decreased the notional amount of the swap agreement by $21,935,119 on May 8, 2014 by paying the fair value of the reduced amount on that date being $512,302 plus accrued interest of $72,594. The cumulative loss of $356,204 from the period that hedging was effective was recycled to the profit or loss in the three and six month period ended June 30, 2014. Subsequently, the hedge accounting for the remaining portion was discontinued.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of December 31, 2013.

For the three and six month period ended June 30, 2014, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $469,507 and $309,593, respectively has been recognized in other comprehensive income (June 30, 2013: gain of $2,577,288 and $3,541,625 for the three and six month period, respectively). No loss relating to the ineffective portion was recognized for the three and six month period ended June 2014 in profit or loss under Financial costs including (gain)/loss on interest rate swaps (June 30, 2013: gain of $16,742 for both the three and six month period).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2013	June 30, 2014
GAS-three Ltd.(1)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	90,234,360	86,223,944
GAS-four Ltd.(1)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	90,234,360	86,223,944
GAS-five Ltd.(2)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	—	48,990,579

						180,468,720	221,438,467

(1)

In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective, that was recycled to profit or loss for the three and six months ended June 30, 2014 was $193,781 and $385,432, respectively (for the three and six months ended June 30, 2013 was $193,781 and $263,144, respectively).

(2)

In 2014, hedge accounting for this interest rate swap was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedge was effective, that was recycled to profit or loss for the three and six months ended June 30, 2014 was $25,516.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three and six months ended June 30, 2014 amounted to a loss of $634,487 and $510,269, respectively (for the three and six months ended June 30, 2013 amounted to a net gain of $3,249,956 and $3,747,828, respectively), which was recognized against earnings in the period incurred and is included in Financial costs including (gain)/loss on swaps.

Fair value measurements

The fair value of the interest rate swaps at the end of the reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of the reporting period and the credit risk inherent in the contract. The Partnership uses its judgment to make assumptions that are mainly based on market conditions for the estimation of the counterparty risk and the Partnership’s own risk that are considered for the calculation of the fair value of the interest rate swaps. The interest rate swaps meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 7, Financial Instruments Disclosure. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 7 Financial Instruments: Disclosures, are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

9. Financial costs and gain/loss on interest rate swaps

An analysis of financial costs and gain/loss on interest rate swaps is as follows:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Amortization of deferred loan issuance costs	439,602	3,704,321	595,822	4,232,754
Interest expense on loans and realized loss on cash flow hedges	2,553,441	2,646,985	3,500,992	5,922,808
Other financial costs including bank commissions	17,125	30,684	19,203	73,431

Total financial costs	3,010,168	6,381,990	4,115,947	10,228,993

Realized loss on interest rate swaps held for trading	573,782	674,644	754,713	1,225,526
Unrealized (gain)/loss on interest rate swaps held for trading (Note 8)	(3,249,956)	634,487	(3,747,828)	510,269
Recycled loss of cash flow hedges reclassified to profit or loss (Note 8)	193,781	1,688,392	263,144	1,880,043
Ineffective portion on cash flow hedges (Note 8)	—	—	(16,742)	—

Total (gain)/loss on interest rate swaps	(2,482,393)	2,997,523	(2,746,713)	3,615,838

10. Partners’ Equity

As described in Note 1, on May 12, 2014, the Partnership completed its IPO and issued (1) 162,358 common units, 9,822,358 subordinated units and all of the incentive distribution rights to GasLog, (2) 400,913 general partner units to the general partner and (3) 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters) at a price of $21.00 per unit. The net proceeds from the IPO amounted to $186,030,150 after deducting underwriting discount and underwriters’ expenses of $13,729,850 and the equity offering expenses of $3,100,000.

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by the general partner and its affiliates, voting as a single class and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the outstanding common units voting as a single class.

In voting their common units and subordinated units the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership’s ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes under the partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. The general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The Partnership will hold a meeting of the limited partners every year to elect one or more members of the board of directors and to vote on any other matters that are properly brought before the meeting. The general partner will initially retain the right to appoint three of the directors. At the 2015 annual meeting, which will be the first annual meeting after the IPO, the common unitholders will elect two of the directors. The two directors elected by the common unitholders at the 2015 annual meeting will be divided into classes to be elected by the common unitholders annually on a staggered basis. Subordinated units will not be voted in the election of the two directors.

General Partner Interest

The partnership agreement provides that the general partner initially will be entitled to 2.0% of all distributions that the Partnership makes prior to its liquidation. The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its 2.0% general partner interest if the Partnership issues additional units. The general partner’s 2.0% interest, and the percentage of the Partnership’s cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional units in the future and the general partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its 2.0% general partner interest. The general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the IPO. The incentive distribution rights may be transferred separately from any other interests, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of the Partnership’s common units (excluding common units held by the general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2019. Any transfer by GasLog of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such right.

The following table illustrates the percentage allocation of the additional available cash from operating surplus in respect to such rights:

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$0.375	98.0%	2.0%	0%
First Target Distribution	up to	$0.43125	98.0%	2.0%	0%
	above	$0.43125
Second Target Distribution	up to	$0.46875	85.0%	2.0%	13.0%
	above	$0.46875
Third Target Distribution	up to	$0.5625	75.0%	2.0%	23.0%
Thereafter	above	$0.5625	50.0%	2.0%	48.0%

11. Earnings Per Unit

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in partnership agreement as generally described in Note 10 above.

Basic earnings per unit is determined by dividing net income reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is equal to basic earnings per unit since there are no potential ordinary units assumed to have been converted in common units.

As disclosed in Note 1, the general partner interest, the common units and the subordinated units were issued to GasLog in exchange for the shares in the Subsidiaries, which owned the three LNG vessels and to the other common unitholders in connection with the IPO, on May 12, 2014. Earnings Per Unit (‘EPU’) is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Profit for the period	8,403,346	2,384,901	10,608,209	10,261,106
Less:
Profit/(loss) attributable to operations through May 11, 2014	8,403,346	(1,438,063)	10,608,209	6,438,142

Partnership’s profit for the period May 12, 2014 to June 30, 2014	—	3,822,964	—	3,822,964

Partnership’s profit for the period May 12, 2014 to June 30, 2014 attributable to:
Common unitholders	—	2,023,799	—	2,023,799
Subordinated unitholders	—	1,722,706	—	1,722,706
General partner	—	76,459	—	76,459

12. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of June 30, 2014 are as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

Period	June 30, 2014
Not later than one year	83,554,127
Later than one year and not later than three years	169,167,651
Later than three years and not later than five years	92,262,721

Total	344,984,499

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed combined and consolidated financial statements.

13. Subsequent Events

On July 30, 2014, the Board of Directors of GasLog Partners declared a prorated quarterly cash distribution, with respect to the quarter ended June 30, 2014, of $0.20604 per unit. The distribution was prorated for the period beginning on May 12, 2014, which was the closing date of GasLog Partners’ IPO, and ending on June 30, 2014, and corresponds to a quarterly distribution of $0.375 per outstanding unit, or $1.5 per outstanding unit on an annualized basis. The prorated cash distribution is payable on August 14, 2014, to all unitholders of record as of August 11, 2014.

GasLog Partners LP

4,500,000 Common Units
Representing Limited Partner Interests

PROSPECTUS

September 24, 2014

Citigroup
Credit Suisse
Wells Fargo Securities

Barclays
Evercore

Deutsche Bank Securities
DNB Markets
Morgan Stanley
UBS Investment Bank